


ArcSight™

ARCSIGHT, INC.
5 Results Way
Cupertino, California 95014

August 13, 2010

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of ArcSight, Inc. to be held at the Gaylord National Hotel and Convention Center, 201 Waterfront Street, National Harbor, Maryland, on September 20, 2010 at 1:30 p.m. Eastern Time. At the annual meeting, you will be asked to vote upon two proposals: the election of three Class III directors to serve until the third succeeding annual meeting and the ratification of our independent registered public accounting firm for our fiscal year ending April 30, 2011.

Accompanying this letter is the formal notice of annual meeting, proxy statement and proxy card relating to the annual meeting, as well as our annual report for the fiscal year ended April 30, 2010. The proxy statement contains important information concerning the matters to be voted upon at the annual meeting. We hope you will take the time to study it carefully.

All stockholders of record at the close of business on the record date, which is August 1, 2010, are entitled to vote at the annual meeting, and your vote is very important regardless of how many shares you own. Regardless of whether you plan to attend the annual meeting, we urge you to submit your proxy as soon as possible. Instructions on the proxy card will tell you how to submit your proxy over the Internet, by telephone or by returning your proxy card in the enclosed postage-paid envelope. If you plan to attend the annual meeting and vote in person, and your shares are held in the name of a broker or other nominee as of the record date, you must bring with you a proxy or letter from the broker or nominee to confirm your ownership of such shares.

Sincerely,

Thomas J. Reilly
President and Chief Executive Officer

ARCSIGHT, INC.
5 Results Way
Cupertino, California 95014

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on September 20, 2010

NOTICE IS HEREBY GIVEN that an annual meeting of stockholders of ArcSight, Inc., a Delaware corporation, will be held at the Gaylord National Hotel and Convention Center, 201 Waterfront Street, National Harbor, Maryland, on September 20, 2010 at 1:30 p.m. Eastern Time. At the annual meeting, our stockholders will be asked to consider and vote upon:

1. The election of three Class III directors to serve on our board of directors, each to serve until our annual meeting of stockholders to be held in 2013 and until his successor is elected and qualified, or until his death, resignation or removal.

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2011.

3. Transaction of such other business as may properly come before the annual meeting or before any adjournments or postponements thereof.

Only stockholders of record of our common stock at the close of business on August 1, 2010 are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof.

TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY OVER THE INTERNET, BY TELEPHONE OR BY COMPLETING, DATING AND SIGNING THE ENCLOSED PROXY CARD AND MAILING IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOU CAN WITHDRAW YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors,



Trâm T. Phi
Vice President, General Counsel and Secretary

Cupertino, California
August 13, 2010

IMPORTANT NOTICE

PLEASE VOTE YOUR SHARES PROMPTLY

TABLE OF CONTENTS

ARCSIGHT, INC.

5 Results Way
Cupertino, California 95014

PROXY STATEMENT

PROXY

This proxy statement is being furnished to the stockholders of ArcSight, Inc., a Delaware corporation, in connection with the solicitation of proxies by our board of directors for use at the annual meeting of stockholders to be held at the Gaylord National Hotel and Convention Center, 201 Waterfront Street, National Harbor, Maryland, on September 20, 2010 at 1:30 p.m. Eastern Time, and at any adjournments or postponements thereof. At the annual meeting, holders of our common stock will be asked to vote upon: (i) the election of three Class III directors to serve until the annual meeting of stockholders to be held in 2013; (ii) the ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending April 30, 2011; and (iii) any other business that properly comes before the annual meeting, or any adjournments or postponements thereof.

This proxy statement and the accompanying proxy card are first being mailed to stockholders on or about August 13, 2010. The address of our principal executive offices is 5 Results Way, Cupertino, California 95014.

VOTING RIGHTS AND PROXIES

Record Date; Outstanding Shares; Quorum

Only holders of record of our common stock at the close of business on the record date, which is August 1, 2010, will be entitled to notice of and to vote at the annual meeting. As of the close of business on the record date, there were 34,452,675 shares of our common stock outstanding and entitled to vote, held of record by 42 stockholders.

Pursuant to our bylaws, a majority of the outstanding shares of common stock, present in person or by proxy, will constitute a quorum for the transaction of business. Each of our stockholders is entitled to one vote for each share of common stock held as of the record date. For ten days prior to the annual meeting, a complete list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours at our principal executive offices at 5 Results Way, Cupertino, California 95014.

Voting of Proxies; Revocation of Proxies; Votes Required

Stockholders are requested to complete, date, sign and return the accompanying proxy card in the enclosed postage-paid envelope. All properly executed, returned and unrevoked proxies will be voted in accordance with the instructions indicated thereon. **Executed but unmarked proxies will be voted FOR each director nominee listed on the proxy card and FOR the ratification of our independent registered public accounting firm for the fiscal year ending April 30, 2011.** The board of directors does not know of, and does not intend to bring, any business before the annual meeting other than that referred to in this proxy statement and specified in the notice of annual meeting. As to any other business that may properly come before the annual meeting, including any motion made for adjournment or postponement of the annual meeting (including for purposes of soliciting additional votes), the proxy card will confer discretionary authority on the proxies (who are persons designated by the board of directors) to vote all shares covered by the proxy card in their discretion.

Any stockholder who has given a proxy may revoke it at any time before it is exercised at the annual meeting by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to, the Corporate Secretary of ArcSight, 5 Results Way, Cupertino, California 95014, or (ii) attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). If you hold shares through a brokerage firm, bank or other agent, you must contact that brokerage firm, bank or other agent to revoke any prior voting instructions.

Director elections are determined by a plurality of shares of common stock represented in person or by proxy and voting at the annual meeting. Approval of our independent registered public accounting firm for the fiscal year ending April 30, 2011 requires the affirmative vote of a majority of the shares of common stock represented in person or by proxy, and entitled to vote on the matter.

Effect of Abstentions

If an executed proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the annual meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. As such, an abstention will have the effect of a vote against ratification of our independent registered public accounting firm, Ernst & Young LLP, for the fiscal year ending April 30, 2011.

Effect of "Broker Non-Votes"

If an executed proxy is returned by a broker, bank or other agent holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on a proposal ("broker non-votes"), such shares will be considered present at the annual meeting for purposes of determining a quorum on all proposals, but will not be considered to be entitled to vote on and thus will have no effect on the outcome of such proposal.

Voting Electronically via the Internet or by Telephone

General Information for All Shares Voted via the Internet or by Telephone

Stockholders whose shares are registered in their own name may choose to grant a proxy to vote their shares either via the Internet or by telephone. The laws of Delaware, under which we are incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of elections can determine that such proxy was authorized by the stockholder.

The Internet and telephone voting procedures set forth below, as well as on the enclosed proxy card, are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' voting instructions have been properly recorded. Stockholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

For Shares Registered in Your Name

Stockholders of record may go to http://www.proxyvoting.com/ARST to grant a proxy to vote their shares by means of the Internet. They will be required to provide the control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling 1-866-540-5760 and following the recorded instructions.

You may use the Internet to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on September 19, 2010. You may use a touch-tone telephone to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on September 19, 2010. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the annual meeting.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose shares are held in street name receive voting instruction forms from their banks, brokers or other agents, rather than our proxy card.

If on the record date your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials have been forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

Solicitation of Proxies and Expenses

We will bear the cost of the solicitation of proxies from our stockholders in the enclosed form. Our directors, officers and employees, without additional compensation, may solicit proxies by mail, telephone, letter, facsimile, electronically or in person. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, we will reimburse such record holders for their reasonable expenses incurred for forwarding such materials.

Voting Results

The preliminary voting results will be announced at the annual meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission, or the SEC, within four business days of the annual meeting.

Delivery of this Proxy Statement

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for annual reports and proxy statements with respect to two or more security holders sharing the same address by delivering a single annual report and proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially means extra convenience for security holders and cost savings for companies.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. We will deliver promptly upon oral or written request a separate copy of the annual report or proxy statement to a security holder at a shared address to which a single copy of the documents was delivered. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate annual report and proxy statement, please notify your broker and either mail your request to ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014 or call (408) 865-7000.

Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker and either mail your request to ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014 or call (408) 865-7000.

A copy of our Annual Report on Form 10-K for the fiscal year ended April 30, 2010, including the financial statements, list of exhibits and any exhibit specifically requested, filed with the SEC is available without charge upon written request to: ArcSight, Inc., Attention: Corporate Secretary, 5 Results Way, Cupertino, California 95014.

ELECTION OF CLASS III DIRECTORS

(Item No. 1 on the Proxy Card)

Our board of directors currently consists of nine directors. Our certificate of incorporation and bylaws provide for a classified board of directors, divided into three classes. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a term to expire at the third succeeding annual meeting. The individuals so elected will serve until their successors are elected and qualified. This year the terms of our Class III directors, currently consisting of E. Stanton McKee, Jr., Thomas Reilly and Roger S. Siboni, will expire at the annual meeting. At the annual meeting, holders of common stock will be asked to vote on the election of three directors as Class III directors, whose current term will expire at our 2010 annual meeting.

The board of directors has nominated each of E. Stanton McKee, Jr., Thomas Reilly and Roger S. Siboni to serve as a Class III director for a three-year term that is expected to expire at our annual meeting in 2013 and until his successor is elected and qualified, or until his earlier death, resignation or removal. You can find the principal occupation and other information about the board's nominees, as well as other board members, below.

Three of the continuing directors are Class I directors, whose terms will expire at our 2011 annual meeting, and three of the continuing directors are Class II directors, whose terms will expire at our 2012 annual meeting.

The election of Class III directors will be determined by the three nominees receiving the greatest number of votes from shares eligible to vote. Unless a stockholder signing a proxy withholds authority to vote for one or more of the board's nominees in the manner described on the proxy, each proxy received will be voted for the election of each of the board's nominees. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for the nominee or nominees who shall be designated by the present board of directors to fill the vacancy. We are not aware that any of the nominees will be unable or will decline to serve as a director.

There are no family relationships between any of our directors, nominees or executive officers. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF E. STANTON MCKEE, JR., THOMAS REILLY AND ROGER S. SIBONI AS CLASS III DIRECTORS.

Information Regarding Our Nominees and Directors

The following table lists the nominees and current members of the board of directors by class, their ages as of August 1, 2010 and current positions with ArcSight. Biographical information for each nominee and/or director is provided below.

Nominees

Name	Age	Class[1]	Position
E. Stanton McKee, Jr.[2][3]	66	III	Director
Thomas Reilly[4]	48	III	President, Chief Executive Officer and Director
Roger S. Siboni[5]	55	III	Director

Continuing Directors

Name	Age	Class[1]	Position
Sandra Bergeron[4][5]	51	II	Director
William P. Crowell[2][4]	69	I	Director
Scott A. Ryles[2][3]	51	I	Director
Craig Ramsey[5]	64	II	Director
Ted Schlein[4][5]	46	I	Director
Ernest von Simson[2][3]	72	II	Director

(1) The terms of Class III directors will expire (if elected) at the 2013 annual meeting. The terms of Class I directors will expire at the 2011 annual meeting. The terms of Class II directors will expire at the 2012 annual meeting.

(2) Member of the Nominating and Corporate Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Technology Strategy Committee.

(5) Member of the Compensation Committee.

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Biographies

Nominees for Class III Directors

E. Stanton McKee, Jr. has served as a director since February 2005. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment, most recently as Executive Vice President and Chief Financial and Administrative Officer. He also serves as a director of LeapFrog Enterprises, Inc., a provider of technology-based educational products, and of a private company. Mr. McKee holds a B.A. in political science from Stanford University and an M.B.A. from Stanford University Graduate School of Business.

Mr. McKee's extensive financial and management experience, including serving more than 13 years as the chief financial officer of publicly traded software company and his service on the boards of directors of several companies, including another public company, as well as his understanding of our company and business due to his long tenure with us a member of the board led the board of directors to conclude that he should serve as a director. In addition, our board's determination, in light of his experience as a principal financial officer and director overseeing or assessing the performance of public companies and auditors as described above, that Mr. McKee is an "audit committee financial expert" lends further support to his financial acumen and qualifications for serving on our board.

Thomas Reilly has served as our Chief Executive Officer since October 2008, as our President since August 2007 and as a director since June 2008. Mr. Reilly served as our Chief Operating Officer from November 2006 to September 2008. From April 2004 to November 2006, Mr. Reilly served as Vice President of Business Information Services of IBM, a multinational computer, technology, and IT consulting corporation. From November 2000 until its acquisition in April 2004 by IBM, Mr. Reilly served as Chief Executive Officer of Trigo Technologies, Inc., a product information management software company. He holds a B.S. in mechanical engineering from the University of California, Berkeley.

Mr. Reilly's experiences as a senior executive of our company, first as our Chief Operating Officer and now as our Chief Executive Officer, give him unique insights into the day-to-day operations of the company and his membership on the board allows him to best share these insights with the board. He also brings to the board his strong background in senior management at companies in the software industry.

Roger S. Siboni has served as a director since June 2009. Mr. Siboni has been an independent investor since August 2003. Mr. Siboni previously served as President and Chief Executive Officer of E.piphany, Inc., a provider of customer interaction software, from August 1998 to July 2003. He also served as chairman of the board of directors of E.piphany from December 1999 until it was acquired by SSA Global Technologies, Inc. in September 2005. Before joining E.piphany, Mr. Siboni served in various positions at KPMG Peat Marwick from July 1993 to August 1998, a worldwide accounting and consulting organization, most recently as Deputy Chairman and Chief Operating Officer. He currently serves on the boards of Cadence Design Systems, Dolby Laboratories, Inc. and three private companies, including IronPlanet, Inc. which filed a Registration Statement on Form S-1 with the SEC on March 18, 2010. He also served on the board of FileNet Corporation from December 1998 until it was acquired by IBM in October 2006 and on the board of *info*GROUP Inc. from January 2009 until it was acquired CCMP Capital Advisors in July 2010. Mr. Siboni holds a B.S. degree in business administration from the University of California, Berkeley, and previously served as Chairman of the Advisory Board for the Walter A. Hass School of Business at the University of California, Berkeley.

Due to the fact that Mr. Siboni has served as a chairman of the board of directors and Chief Executive Officer of a publicly traded software company and as a deputy chairman and chief operating officer of, and accountant at, a major accounting firm, and currently serves as a director of a number of software companies, including three other public companies, the board of directors concluded that Mr. Siboni should serve as a director.

Continuing Directors

Sandra Bergeron has served as a director since May 2006. Since June 2005, Ms. Bergeron has served as a Venture Advisor to Trident Capital, a venture capital firm. From 1995 to December 2005, Ms. Bergeron served in various executive positions at McAfee, Inc., a software security company, most recently as Executive Vice President of Mergers/Acquisitions and Corporate Strategy. Ms. Bergeron currently serves as a director of several private companies. She holds a B.B.A. in information systems from Georgia State University and an M.B.A. from Xavier University, Cincinnati.

Ms Bergeron's experience in the venture capital industry and as well as in the software security industry as an executive and her understanding of our company through her more than four years of service as a member of our board led the board to conclude that she should serve as a director.

William P. Crowell has served as a director since March 2003. Since February 2003, Mr. Crowell has worked as an independent consultant in the areas of information technology, security and intelligence systems and serves as Chairman of the Senior Advisory Group to the Director of National Intelligence. He served as President and Chief Executive Officer of Cylink Corporation, a provider of network security solutions, from 1998 until its acquisition by SafeNet, Inc. in February 2003. Prior to Cylink, Mr. Crowell worked at the National Security Agency, where he held a series of senior executive positions, including Deputy Director of Operations and Deputy Director of the NSA. He also serves as a director of five private companies, including SafeNet Holding Corporation which filed a Registration Statement on Form S-1 with the SEC on July 12, 2010. Mr. Crowell holds a B.A. in political science from Louisiana State University.

Mr. Crowell's extensive expertise in the security and information technology industry, his insights into the security needs of U.S. Federal government agencies garnered from his continuing tenure in the advisory group to the Director of National Intelligence and in his prior role at the NSA and his operational experience in the security industry, as well as his understanding of our company and business gained through his long tenure with us as a member of the board led the board to conclude that he should serve as a director.

Craig Ramsey has served as a director since October 2002. From July 2003 to September 2004, Mr. Ramsey served as Chief Executive Officer of Solidus Networks Inc. (doing business as Pay By Touch), a provider of authentication and payment processing services. From 1996 to 2000, Mr. Ramsey served as Senior Vice President, Worldwide Sales, of Siebel Systems, Inc., a provider of eBusiness applications. From 1994 to 1996, Mr. Ramsey served as Senior Vice President, Worldwide Sales, Marketing and Support for nCube Corporation, a maker of massively parallel computers. From 1968 to 1994, Mr. Ramsey held various positions with Oracle Corporation, Amdahl Corporation and IBM. He also serves as a director of salesforce.com, inc., a provider of customer relationship management services, and several private companies. Mr. Ramsey holds a B.A. in economics from Denison University.

Mr. Ramsey's vast experience and understanding of sales, channel programs and management in the software industry, his service on the boards of directors of several companies, including another public company as well as the insights he has acquired from his more than seven years as a director of the company led the board to conclude that he should serve as a director.

Scott A. Ryles has served as a director since November 2003. Mr. Ryles has served as Vice Chairman of Cowen and Company, LLC, an investment banking firm, since February 2007. From December 2004 to September 2006, he served as Chief Executive Officer of Procinea Management LLC, a private equity firm. From 1999 to 2001, Mr. Ryles served as Chief Executive Officer of Epoch Partners, Inc., an investment banking firm, until its acquisition by The Goldman Sachs Group, Inc. Prior to then, Mr. Ryles served as a Managing Director of Merrill Lynch & Co., Inc., an investment banking firm. He also currently serves as a director of a private company and of The Gymboree Corporation, a specialty retailer operating stores selling apparel and accessories for children, and of KKR Financial Holdings LLC, a specialty finance company affiliated with Kohlberg Kravis Roberts & Co. L.P. Mr. Ryles holds a B.A. in economics from Northwestern University.

Mr. Ryles's vast experience as an investment banker, his expertise with regard to potential financing or other strategic transactions, and his understanding of our company and business due to his long tenure with us as a member of the board led the board to conclude that he should serve as a director.

Ted Schlein has served as a director since March 2002. Mr. Schlein has served as a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as Vice President of Enterprise Products. He currently serves as a director of several private companies, including IronPlanet, Inc. which filed a Registration Statement on Form S-1 with the SEC on March 18, 2010. Mr. Schlein holds a B.A. in economics from the University of Pennsylvania.

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Mr. Schlein's experience both as a venture capitalist and in a senior management roles in the security technology industry and his extensive knowledge of our company due to his long tenure with us as a member of the board led the board to conclude that he should serve as a director.

Ernest von Simson has served as a director since October 2002, and as our lead independent director since June 2009. Mr. von Simson has served as the President of Ostriker von Simson, Inc., an information technology consulting firm, since 1999. He also served as a senior partner of Cassius Advisors, an emerging technology consulting firm, from 1999 to January 2006. Prior to then, Mr. von Simson served as a Senior Partner at The Research Board, Inc., a company that assists large companies with their information technology strategies. He currently serves as a director of two private companies. Mr. von Simson holds a B.A. in international relations from Brown University and an M.B.A. from New York University.

Mr. von Simson's deep understanding of and experience in the information technology industry, experience with corporate governance and other matters garnered from his service on other companies' board of directors and the insights he has gained into our business during his more than seven years on our board, including more than a year as our lead independent director, led our board to conclude that he should serve as a director.

Board Meetings, Committees and Corporate Governance

Our board of directors had ten meetings during fiscal 2010 and, in connection with each of those meetings, held executive sessions of independent directors. Our board of directors also acted by unanimous written consent on one occasion. During fiscal 2010, each incumbent director attended at least 75% of the aggregate number of (i) the meetings of the board of directors and (ii) the meetings of the committees on which he or she served (during the periods that he or she served). Our board of directors has determined that all of our board members other than Mr. Reilly are independent, as determined under the rules of The NASDAQ Stock Market. Our board of directors designated Ernest von Simson as our lead independent director in June 2009. Our board of directors has established four committees of the board that are currently in place: the audit committee, compensation committee, nominating and corporate governance committee and technology strategy committee.

Board Leadership

Our board's leadership structure is comprised of our CEO, several independent directors, and a lead independent director. In June 2009, the board of directors designated Mr. von Simson as its lead independent director. The lead independent director presides at executive sessions of non-management or independent directors and any meetings at which our Chief Executive Officer is not present. The lead independent director also calls meetings of the independent or non-management directors as may be necessary from time to time. In addition, he discusses any significant conclusions or requests arising from the independent director sessions with our Chief Executive Officer, including the scheduling of, and requested agenda items for, future meetings of the our board of directors. He may also perform other duties as may be, from time to time, set forth in our bylaws or requested by our board of directors to assist it in the fulfillment of its responsibilities, by individual directors, or by our Chief Executive Officer.

Our board structure allows us to leverage the experience of our CEO and the independent perspective of our lead independent director. We believe that this structure, amplified by our strong committee system, meets the current corporate governance needs and oversight responsibilities of the board.

Role of the Board in Risk Oversight

The board of directors is actively involved the oversight of our risk management process. The board does not have a standing risk management committee, but administers this oversight function directly through the board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, our nominating and corporate governance committee monitors our major legal compliance risk exposures and our program for promoting and monitoring compliance with applicable legal and regulatory requirements and our board is responsible for monitoring and assessing strategic risk exposure, with assistance from time to time by our new technology strategy committee, and other risks not covered by our committees.

The full board, or the appropriate committee, receives reports on risk facing ArcSight from our Chief Executive Officer or other members of management to enable it to understand our risk identification, risk management and risk mitigation strategies. We believe that our board's leadership structure supports effective risk management because it allows our lead independent director and the independent directors on our committees to exercise oversight over management.

Audit Committee

Our audit committee is comprised of Mr. McKee, who is the chair of the committee, and Messrs. Ryles and von Simson. The composition of our audit committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our audit committee includes a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors has adopted, a charter for our audit committee. Our audit committee, among other things, will:

- select a firm to serve as the independent registered public accounting firm to audit our financial statements;
- help to ensure the independence of the independent registered public accounting firm;
- discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;
- develop procedures for employees to submit anonymously concerns about questionable accounting or audit matters;
- review with management our major financial risk exposures (including liquidity risk, credit/counterparty risk, and accounting risk) and the steps management has taken to monitor such exposures;
- consider the adequacy of our internal accounting controls and audit procedures; and
- approve or, as permitted, pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm.

The audit committee met eight times during fiscal 2010, including meetings with our independent registered public accounting firm to review our quarterly and annual financial statements and their review or audit of such statements. The audit committee operates pursuant to the audit committee charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm.

Compensation Committee

Our compensation committee is comprised of Mr. Ramsey, who is the chair of the committee, and Messrs. Crowell and Schlein and Ms. Bergeron. The composition of our compensation committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors has adopted, a charter for our compensation committee. Our compensation committee, among other things, will:

- review and determine the compensation of our executive officers and directors;
- administer our stock and equity incentive plans;
- review and make recommendations to our board of directors with respect to incentive compensation and equity plans;
- review with management our major compensation-related risk exposures and the steps management has taken to monitor or mitigate such exposures; and
- establish and review general policies relating to compensation and benefits of our employees.

The compensation committee met eight times during fiscal 2010. The compensation committee operates pursuant to the compensation committee charter. Under its charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm, the compensation committee has authority to retain compensation consultants, outside counsel and other advisors that the committee deems appropriate, in its sole discretion, to assist it in discharging its duties, and to approve the terms of retention and fees to be paid to such consultants. In March 2009, our compensation committee again retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in connection with the completion of fiscal 2009 and the review of compensation for fiscal 2010. See "Compensation Discussion and Analysis" for additional discussion regarding the role of Compensia in executive compensation.

On June 9, 2010, Mr. Crowell resigned from the compensation committee to chair the technology strategy committee and Mr. Siboni joined the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. von Simson, who is the chair of the committee, and Messrs. Crowell, McKee and Ryles. The composition of our nominating and corporate governance committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our nominating and corporate governance committee has recommended, and our board of directors has adopted, a charter for our nominating and corporate governance committee. Our nominating and corporate governance committee, among other things, will:

- identify, evaluate and recommend nominees for our board of directors and committees of our board of directors;
- conduct searches for appropriate directors;
- evaluate the performance of our board of directors;
- consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
- review related party transactions and proposed waivers of our code of conduct;
- review and discuss public disclosures related to the Board's leadership structure and its role in risk oversight;
- review developments in corporate governance practices; and
- evaluate the adequacy of, and make recommendations with respect to, our corporate governance practices and reporting.

The nominating and corporate governance committee met twice times during fiscal 2010. The nominating and corporate governance committee operates pursuant to the nominating and corporate governance committee charter, which has been posted on our website at http://ir.arcsight.com/governance.cfm.

The nominating and corporate governance committee will consider nominees recommended by stockholders for election as directors. If a stockholder would like to recommend a director candidate for the next annual meeting, the stockholder must deliver the recommendation in writing to the Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California 95014. The recommendation must be submitted not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected identified candidates as appropriate. Candidates for the board of directors are generally selected based on desired skills and experience in the context of the existing composition of the board and needs of the board and its committees at that time, including the requirements of applicable SEC and NASDAQ rules. The nominating and corporate governance committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all candidates, and will choose candidates to recommend for nomination based on the specific needs of the board and ArcSight at that time. Although the nominating and corporate governance committee does not have a specific policy on diversity, in its consideration of the specific needs of the board and ArcSight, the committee considers diverse backgrounds so that the board composition reflects a broad spectrum of experience and expertise. Final approval of nominees to be presented for election is determined by the full board.

The nominating and corporate governance committee recommended to the board that Messrs. McKee, Reilly and Siboni be nominated to serve as Class III directors.

Technology Strategy Committee

Our technology strategy committee, which was formed in June 2010, is comprised of Mr. Crowell, who is the chair of the committee, and Messrs. Reilly and Schlein and Ms. Bergeron. The purpose of our technology strategy committee is to review and make recommendations to our board of directors relating to technological and strategic initiatives. Our technology strategy committee, among other things, will:

- review and make recommendations with respect to major technological and industry-related risks;
- review our technological development efforts; and
- support our board of directors or management in the development and / or refine of our research, development and related strategic initiatives and corporate development efforts.

Communications with Directors

Stockholders may communicate with the board by sending written correspondence to: Board of Directors, c/o Corporate Secretary, ArcSight, Inc., 5 Results Way, Cupertino, California 95014. Communications are distributed to the board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. The board has instructed the Corporate Secretary to review all correspondence and to determine, in his or her discretion, whether matters submitted are appropriate for board consideration. In particular, the board has directed that communications such as product or commercial inquiries or complaints, resume and other job inquiries, surveys and general business solicitations or advertisements should not be forwarded to the board. In addition, material that is unduly hostile, threatening, illegal, patently offensive or similarly inappropriate or unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request. The Corporate Secretary may forward certain communications elsewhere in the company for review and possible response.

Director Attendance of Annual Meetings

We encourage directors to attend our annual meetings of stockholders but do not require attendance. Last year, four directors attended our 2009 annual meeting of stockholders.

Director Compensation

The compensation committee evaluates the appropriate level and form of compensation for non-employee directors and recommend changes to the board when appropriate. The board has adopted the following policies with respect to the compensation of non-employee directors:

Cash Compensation

In fiscal 2010, each non-employee member of the board of directors receives an annual cash retainer of $35,000. The lead independent director of the board receives an additional annual cash retainer of $10,000. The chairs of the audit committee, the compensation committee, the nominating and corporate governance committee and the technology strategy committee receive annual retainers of $20,000, $10,000, $5,000 and $5,000, respectively and each other member of the audit committee, the compensation committee, the nominating and corporate governance committee and the technology strategy committee receive annual retainers of $8,000, $5,000, $2,500 and $2,500, respectively. We do not pay fees to directors for attendance at meetings of our board of directors and its committees.

All cash compensation to directors is paid in quarterly installments upon continuing service. We also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

Equity Compensation

Each person who is not an employee who becomes a member of our board of directors will be granted an initial option to purchase 25,000 shares of our common stock upon election to our board of directors. On the date of each annual stockholder meeting, each non-employee director who continues to serve on our board of directors immediately following such meeting will automatically be granted an option to purchase 10,375 shares of our common stock. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant, will have a ten-year term and will terminate 90 days following the date the director ceases to serve on our board of directors for any reason other than death or disability, or 12 months following that date if the termination is due to death or disability. Each initial grant will vest and becomes exercisable as to 1/36th of the shares each month after the grant date over three years. Each annual grant will vest and become exercisable as to 1/12th of the shares each month after the grant date over one year.

Director Attendance Policy

In March 2008, our board of directors adopted a policy that, in any fiscal year, each member of the our board of directors should attend at least 75% of board meetings and 75% of the meetings of each committee of which such director is a member, and directed our compensation committee to consider changes to our director compensation policy to encourage compliance with this director attendance policy. In May 2008, our compensation committee recommended that our board of directors adopt the following compensation related measures as a component of the director attendance policy:

- in the event that a director shall attend fewer than 75% of board meetings in a fiscal year, the annual stock, option or other equity grant to be issued, and any retainer fees to be paid, to such director for the succeeding fiscal year shall be reduced to 50% of the level of grant or fee normally to be paid to directors generally for their services as board members in accordance with our board compensation practices; and
- in the event that a director shall attend fewer than 75% of the meetings in a fiscal year of a committee of which such director is a member, the annual stock, option or other equity grant to be issued, and any retainer fees to be paid, to such director in respect of membership (including those in respect of services as chairperson) of such committee for the succeeding fiscal year shall be reduced to 50% of the level of grant or fee normally to be paid to directors generally for service on such committee in accordance with our board of directors compensation practices;

provided, that, in the event that a director has failed to attend a board or committee meeting, and:

- such director was not a member of the board or committee, as applicable, at the time of such meeting;

- the meeting was a regular board or committee meeting and such director was first provided notice of the meeting less than three months in advance of such meeting, and promptly following receipt of such notice the director notified our Chief Executive Officer and General Counsel that such director does not expect to be able to attend at the scheduled time; or
- the meeting was a special board or committee meeting and such director was first provided notice of the meeting less than two weeks in advance of such meeting, and promptly following receipt of such notice the director notified our Chief Executive Officer and General Counsel that such director does not expect to be able to attend at the scheduled time;

such meeting will be excluded from the calculation of percentage of meetings attended for purposes the compensation component of the director attendance policy. In June 2008, our board of directors adopted this component of our director attendance policy. See the discussion of director attendance during fiscal 2010 under "— Board Meetings, Committees and Corporate Governance" above.

Fiscal 2010 Compensation

The following table provides information for our fiscal year ended April 30, 2010 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director in fiscal 2010. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors. All compensation that we paid to Mr. Reilly, our only employee director, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Reilly in his capacity as a director.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)(3)(4)	Total
Sandra Bergeron	$40,000	$124,934	$164,934
William P. Crowell	42,500	124,934	167,434
E. Stanton McKee, Jr.	57,500	124,934	182,434
Craig Ramsey	45,000	124,934	169,934
Scott A. Ryles	45,500	124,934	170,434
Ted Schlein	40,000	124,934	164,934
Roger S. Siboni	30,910(5)	372,375	403,285
Ernest von Simson	58,000	124,934	182,934

(1) These amounts reflect quarterly fees in fiscal 2010 for board and committee service, including the fees paid for service as our lead independent director.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation — Stock Compensation*, (formerly SFAS 123R), or ASC 718, for awards granted during 2010. See Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values.

(3) In September 2009, in connection with our annual stockholders meeting and consistent with the equity compensation policy adopted by the board, we granted each non-employee director (Ms. Bergeron and Messrs. Crowell, McKee, Ramsey, Ryles, Schlein, Siboni and von Simson) an option to purchase 10,375 shares of our common stock at an exercise price of $22.67 per share. The fair value of each such option was $12.04 per share. Each of these options: (i) vests as to 1/12th of the shares of common stock underlying it monthly beginning one month after the vesting start date; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. We also awarded Mr. Siboni an option to purchase 25,000 shares of our common stock at an exercise price of $18.60 per share in June 2009 upon his election to our board of directors consistent with the equity compensation policy adopted by the board. The fair value of each such option was $9.90 per share. This option (i) vests as to 1/36th of the shares

each month after the grant date over three years; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction.

(4) Each non-employee director serving at the time of our initial public offering in February 2008 held, as of April 30, 2010, the following options to purchase shares of our common stock which were granted in connection with our initial public offering: Ms. Bergeron and Messrs. McKee, Ramsey, Ryles and von Simson: 11, 250; Mr. Schlein: 3,438; and Mr. Crowell: 5,319. Each non-employee director serving at the time of our annual stockholders meeting in September 2008 held, as of April 30, 2010, the following options to purchase shares of our common stock: Ms. Bergeron and Messrs. McKee, Ramsey, Ryles and von Simson: 10,375; and Mr. Crowell: 7,375. In addition to the options granted in September 2008 and February 2008 and in fiscal 2010, Ms. Bergeron and Mr. Ramsey each holds an outstanding option to purchase 97,773 shares, Messrs. von Simson and McKee each holds an outstanding option to purchase 87,773 shares, and Mr. Ryles holds an outstanding option to purchase 63,773 shares. Each of the options granted to our non-employee directors in connection with our IPO: (i) vests as to 1/36th of the shares of common stock underlying it monthly beginning one month after the vesting start date; and (ii) contains change of control provisions such that all unvested shares vest immediately upon the closing of a change of control transaction. All other options not described above held by non-employee directors are fully vested. See "Principal Stockholders" for beneficial ownership information for each of our directors.

(5) Represents the pro rata portion of the annual retainer for serving on the board of directors. Mr. Siboni was elected to the board on June 10, 2009.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, our compensation committee consisted of Messrs. Crowell, Ramsey and Schlein and Ms. Bergeron. None of them has at any time in the last fiscal year or previously been one of our officers or employees and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during fiscal 2010.

Executive Officers and Key Employees

Our executive officers and key employees, their positions and their respective ages, as of August 1, 2010, are:

Name	Age	Position(s)
Thomas Reilly	48	President, Chief Executive Officer and Director
Hugh S. Njemanze	53	Founder, Chief Technology Officer and Executive Vice President of Research and Development
Stewart Grierson	44	Chief Financial Officer
Prescott B. Winter	62	Chief Technology Officer, Public Sector
Joni Kahn	55	Senior Vice President of Services and Support
Kevin P. Mosher	53	Senior Vice President of Worldwide Field Operations
Jeffrey Scheel	48	Senior Vice President of Business Development
Trâm T. Phi	39	Vice President, General Counsel and Secretary

Our executive officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment. See "Executive Compensation — Employment, Severance and Change of Control Arrangements." Biographical information for Mr. Reilly is provided above. See "— Information Regarding Our Nominees and Directors."

Hugh S. Njemanze co-founded ArcSight in May 2000 and has served as our Executive Vice President of Research Development and Chief Technology Officer since March 2002. From 1993 to 2000, Mr. Njemanze served in various positions at Verity, Inc., a provider of knowledge retrieval software products, most recently as its Chief Technology Officer. He holds a B.S. in computer science from Purdue University.

Stewart Grierson has served as our Chief Financial Officer since October 2004 and also served as our Vice President of Finance from March 2003 to April 2007. In addition, from January 2003 to January 2006, he served as our Secretary. From 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From 1992 to 1999, he served in various roles in the audit practice at KPMG LLP. He holds a B.A. in economics from McGill University and is a chartered accountant.

Prescott B. Winter has served as our Chief Technology Officer for the Public Sector since March 2010. Prior to ArcSight, Dr. Winter served as Associate Deputy Director of National Intelligence for Information Integration under the Director of National Intelligence from 2008 to 2009. Dr. Winter served more than 25 years at the National Security Agency, including positions as CIO and CTO; Chief, NSA Commercial Solutions Center; Chief, Customer Response; and Deputy Chief, Defensive Information Operations. Dr. Winter holds a B.A. in history, an M.A. in East Asian Studies and a Ph.D. in history from Stanford University.

Joni Kahn has served as our Senior Vice President of Services and Support since July 2009. From December 2005 to December 2007, Ms. Kahn served as the Executive Vice President, Technology Solutions of BearingPoint, Inc., a management and technology consulting company. From September 2002 to December 2005, Ms. Kahn served as Senior Group Vice President of World Wide Professional Services at Business Objects S.A., a company specializing in business intelligence and enterprise information management. Prior to Business Objects, Ms. Kahn was a member of the KPMG Consulting Executive Committee in the 1990s. Ms. Kahn holds a B.B.A. in accounting from the University of Wisconsin-Madison.

Kevin P. Mosher has served as our Senior Vice President of Worldwide Field Operations since March 2004. From May 2002 to March 2003, Mr. Mosher served as the President and Chief Operating Officer of Rapt Inc., a provider of pricing and profitability management solutions. From 1997 to 2001, Mr. Mosher served as Senior Vice President of Sales at Portal Software, Inc., a provider of billing and customer management solutions. He also serves as a director of a private company. Mr. Mosher holds a B.A. in economics from the University of Connecticut.

Jeffrey Scheel has served as our Senior Vice President of Business Development since June 2008. From November 2007 to May 2008, Mr. Scheel served as Vice President of Sales and Corporate Development at Damballa, Inc., a provider of protection against botnets. From June 2007 to October 2007, Mr. Scheel served as a consultant to various technology companies. From October 2006 to May 2007, he served as Executive Vice President of GuardID, Inc., an anti-phishing products company. From December 2005 until July 2006 following its acquisition by RSA in 2006, Mr. Scheel served as Corporate Development Officer at PassMark Security, Inc., an authentication software company. From November 2004 until December 2005 following its acquisition by PassMark, he served as CEO of Vocent, Inc., an authentication software company. From 1996 to 1999 and from 2001 to November 2004, Mr. Scheel served in several positions at Siebel Systems, Inc., a provider of eBusiness applications, including most recently as Vice President and General Manager of CRM Products. He holds a B.A. in history from Stanford University and an M.B.A. from Harvard Business School.

Trâm T. Phi has served as our Vice President, General Counsel and Secretary since January 2006. From September 2002 to May 2005, Ms. Phi served in various positions at InVision Technologies, Inc., a manufacturer of explosives detection systems, most recently as Senior Vice President and General Counsel, including following the acquisition of InVision by General Electric Company in December 2004. From 1995 to September 2002, she was an associate at Fenwick & West LLP, a high technology law firm. Ms. Phi holds a B.A. in political science from San Jose State University and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

Our compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to link rewards to measurable corporate and individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives' interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of improving stockholder value. We evaluate compensation to ensure that we maintain our ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

We work within the framework of our pay-for-performance philosophy to determine each component of an executive's compensation package based on numerous factors, including:

- the individual's particular background and circumstances, including training and prior relevant work experience;
- the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;
- the demand for individuals with the individual's specific expertise and experience at the time of hire;
- performance goals and other expectations for the position; and
- comparison to other executives within our company having similar levels of expertise and experience.

Role of Executive Officers in Compensation Decisions

The compensation of Mr. Reilly as our Chief Executive Officer, or CEO, is determined by our board of directors after input from and consultation with our compensation committee, which reviews his performance after taking input from the other independent directors. The compensation for all other executive officers is determined by our compensation committee after input from and consultation with our CEO. Our CEO typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of all executive officers, other than himself, during the first fiscal quarter. Consistent with our compensation philosophy, each employee's evaluation begins with a written self-assessment, which is submitted to the employee's supervisor. The supervisor then prepares a written evaluation based on the employee's self-assessment, the supervisor's own evaluation of the employee's performance and input from others within the company. Our CEO bases his recommendations in part upon annual performance reviews of our executive officers, including a review of self-evaluations prepared by such executive officers and supervisor reviews when the executive officers report to someone other than our CEO. Our compensation committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. In addition, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members and our CEO, but also Mr. Grierson, Ms. Phi and Gail Boddy, the head of our human resources department.

Components of Executive Compensation

Our executive officers' compensation has had three primary components — base compensation or salary, initial stock option awards granted pursuant to our 2007 Equity Incentive Plan and cash bonuses and stock option awards under a performance-based bonus plan. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by private and public companies with which we believe we generally compete for executives. To this end, we review a number of executive compensation surveys of high technology companies located in the San Francisco Bay Area annually when we review executive compensation. We utilize salary as the base amount necessary to match our competitors for executive talent. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses under our bonus plan to reward performance achievements with a time horizon of one year or less, and similarly, we utilize equity grants under our bonus plan to provide additional long-term rewards for short term performance achievements to encourage similar performance over a longer term. We utilize initial and refresh stock options to reward long-term performance, with strong corporate performance and extended officer tenure producing potentially significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, stock option awards are a significant compensation-related motivator in attracting and retaining employees.

Our compensation committee's current intent is to perform at least annually a strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. These companies may or may not be public companies or even in all cases technology companies.

In March 2007, our compensation committee initially retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. Compensia provides us with market data on a peer group of companies in the technology sector, as well as advice in the review of compensation. As in past years, in March 2010, our compensation committee specifically retained Compensia to provide such data and advice in connection with in connection with the completion of fiscal 2010 (and review of compensation for fiscal 2011). The information provided by Compensia is benchmarked against the compensation we offer to ensure that our compensation program is competitive. Our compensation committee plans to retain a consultant to provide similar information and advice in future years for consideration in establishing annual salary increases and additional stock grants.

We account for equity compensation paid to our employees under the rules of ASC 718, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We structure cash bonus compensation so that it is taxable to our executives at the time it is paid to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Base Compensation

Our compensation committee generally consults benchmark data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that it believes will enable us to compete effectively for new employees and retain existing employees. In general, this benchmark data consists of compensation information from both broad-based third-party compensation surveys and peer groups. The compensation data consisted of salaries and other compensation paid by companies in these surveys and peer groups to executives in positions comparable to those held by our executive officers. Because publicly-filed compensation data is limited to the CEO, CFO and three to five most highly paid executive officers, the peer group comparisons are limited to Messrs. Reilly, Njemanze, Mosher and Grierson. While we compete for executive talent to some degree with companies that have revenues significantly in excess of those represented in the surveys and peer groups, we believe that the companies represented in the surveys and peer groups similarly compete with such larger companies and hence are an appropriate comparison for our employment market. Our compensation committee realizes that using benchmark data may not always be appropriate, but believes that it is the best alternative at this point in the life cycle of our company. In addition to benchmarking studies, our compensation committee has historically taken into account input from other sources, including input from the members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

For the review of compensation in connection with the completion of fiscal 2010 and determination of base and target bonus compensation for fiscal 2011, our compensation committee utilized data from Compensia based on the Radford High-Technology Executive Compensation and Sales Compensation Surveys and a single peer group of companies that reflect our industry, size and growth. The Radford survey utilized by Compensia included companies nationally with revenues from $90 million to $300 million, except that in case of some of our executive officers the Radford data included a broader group of companies with median revenues of approximately $192 million (with the results size-adjusted based on the scaling reflected in the primary survey), because data was unavailable for comparable executives in the primary survey. The peer group, which was selected based on the recommendations of Compensia, after it consulted with Mr. Grierson, includes Art Technology Group, Blue Coat Systems, Chordiant Software, Cogent, CommVault Systems, DemandTec, Double-Take Software, EF Johnson Technologies, Guidance Software, NetSuite, Opnet Technologies, Rackspace, RightNow Technologies, Riverbed Technology, SolarWinds, SonicWALL, Sourcefire, SuccessFactors, Vasco Data Security International and Websense. As before, Compensia initially proposed the makeup of the peer group based on the public company peer group utilized in the prior year, replacing a company that had been acquired. We believe that collectively the peer groups used in fiscal 2010 and prior years were at the time representative of companies in our size range and industry that were a fair representation of the employment market in which we compete.

Our compensation committee typically targets executive officers' salaries at a level that was at or near the median of salaries of executives with similar roles at comparable companies. Our compensation committee believes that the median for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. In instances where an executive officer is uniquely key to our success, such as Mr. Njemanze, our compensation committee may provide compensation in excess of the median. For example, in the case of Mr. Njemanze, the compensation committee determined to provide compensation about 19% in excess of the median competitive salary in recognition of the fact that, as one of our founders and our principal technical contributor since we were founded, he has a unique understanding of the technical underpinnings of our products and technologies as well as the market in which we operate. Our compensation committee's choice of the foregoing salary target to apply to the data in the compensation surveys reflected consideration of our stockholders' interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

We annually review our base salaries, and may adjust them from time to time based on market trends, including review of benchmark information, as well as the recognition that compensation levels are typically reviewed annually and survey information may not fully reflect changes in salary levels over time or particular acute geographic or market circumstances. We also review the applicable executive officer's responsibilities, performance and experience. We do not provide formulaic base salary increases to our executive officers. If necessary, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive's role or responsibilities. For example, in June 2009 our compensation committee approved an increase of Mr. Scheel's salary to reflect his key contributions to us and our business development efforts, effective August 2009. In addition, in July 2009, the compensation committee determined to increase the base salary for one of our executive officers who is not a named executive officer to adjust the salary to the median competitive level.

Equity Compensation

All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at the closing price of our stock on The NASDAQ Global Market on the date of grant. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, we have not timed equity grants in connection with the release or withholding of material non-public information. It is possible that we will establish programs or policies of this sort in the future.

Authority to make equity-based awards to executive officers rests with our compensation committee, which considers the recommendations of our CEO in connection with grants to other executive officers. Due to the stage of our business and our evolving industry, we believe that equity awards will incentivize our executive officers to achieve long-term performance because they provide greater opportunities for our executive officers to benefit from any future successes in our business. Consistent with this view, our compensation committee chose to make equity grants based on input from members of the compensation committee (as well as any input that may be offered by other independent members of our board of directors) drawing on their experience as directors and executives at other companies within and outside of our industry and based on consideration of benchmarking information provided by Compensia, as well as recommendations from our CEO.

Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. Our compensation committee has discretion to make equity grants to executive officers and other employees from time to time separate from the equity awards under our bonus plan described below, generally in light of changes in the applicable executive officer's responsibilities, performance and experience or material changes for comparable executives as reflected in benchmark data and not reflected in the refresh grants we award under our bonus plan. During fiscal 2010, we granted a discretionary award to Mr. Scheel to reflect his key contributions to us and our business development efforts, in addition to the option granted to him as an equity bonus under our bonus plan, in the form of an option to purchase 55,158 shares.

The value of the shares subject to the fiscal 2010 option grants to named executive officers are reflected in the "Summary Compensation Table" table below and further information about these grants is reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

Equity grants to executive officers are made pursuant to our 2007 Equity Incentive Plan which permits our compensation committee flexibility in making a wide variety of equity awards. Participation in the 2007 Employee Stock Purchase Plan is also available to all executive officers on the same basis as our other employees. However, any executive officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in our 2007 Employee Stock Purchase Plan.

Other than the equity plans described in this section, we do not have any equity security ownership guidelines or requirements for our executive officers and we do not have any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Other than Mr. Njemanze, who has owned a substantial number of shares as a founder of ArcSight, our equity compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

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Cash Bonuses under Our Bonus Plan

In the past we have paid bonuses annually, usually during the first quarter of our fiscal year following the year of the bonus plan. However, under our bonus plan for fiscal 2010, we determined to pay a portion of the bonuses quarterly in order to reward achievement of our operating results targets from quarter to quarter, while preserving a significant incentive from achievement of our annual operating results targets. We base bonuses for executive officers other than our CEO on three components — revenues, operating income and individual contributions relative to individual performance objectives as determined by the executive officer's supervisor. The individual performance objectives are determined by each executive officer's supervisor and might include such objectives as budgeting and cost controls, hiring and personnel development, strategic thinking and management. As with our bonus plan for fiscal 2009, our compensation committee determined that bonuses for executive officers under our bonus plan for fiscal 2010 should also be based on the achievement of targeted operating income goals. Our plan is structured so that we will pay no bonus under this plan unless both the revenue and operating income targets are achieved, regardless of an individual executive officer's contributions. If the revenue and operating income components are achieved, executive officers are eligible to receive bonuses at the target level.

Unlike our bonus plans for prior fiscal years, we determined to pay each executive officer, other than Mr. Mosher, a bonus in each fiscal quarter based on our performance relative to that quarter's revenue goal and the related operating income goal, as an incentive to continued achievement of our quarterly goals — which we view as increasing the likelihood of achieving or exceeding our annual goals. The bonus plan for fiscal 2010 provides that the amount of any annual bonus payable upon achievement of our annual revenue and operating income goals will be reduced by the amount of any prior quarterly payments. In order to balance the incentive and reward for achievement of our quarterly goals against the risk that our annual financial goals may not be achieved despite achievement of quarterly goals in early fiscal quarters, our compensation committee designed the quarterly aspect of our bonus plan so that, absent a change of control or similar event, not more than an aggregate of 37.5% of the target annual bonus will be payable based on achievement of goals for the first three quarters of our fiscal year, as more fully described below.

However, the actual portion of the eligible bonus that is ultimately awarded is determined by our CEO, following evaluation of the executive officer's contributions by the executive officer's supervisor where such supervisor is not the CEO. The compensation committee chose revenues and operating income as the financial metrics for bonuses because it believed that we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a "profitable company" with little or no growth was not acceptable. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. The individual performance objectives are determined by the executive officer to whom the potential bonus recipient reports. We base bonuses for our CEO on revenues and operating income. Our compensation committee believes that our CEO's responsibility is the overall performance of ArcSight as a company, with emphasis on achievement of targeted revenues and operating income. Consequently, while the independent directors have established separate individual performance objectives for Mr. Reilly, related to accomplishment of strategic objectives and executive officer succession planning, the compensation committee currently utilizes those only as a factor when evaluating potential changes in Mr. Reilly's base compensation and potential discretionary equity awards under the bonus plan, and not for determining Mr. Reilly's annual bonus. Payments of cash bonuses are contingent upon continued employment through the actual date of payment.

In July 2009, our compensation committee adopted our bonus plan for fiscal 2010 to reward all employees of the company, including executive officers. The plan for fiscal 2010 focuses on revenues and operating income. Under this plan, executive officers other than Mr. Mosher will receive no payment unless we achieve at least 95% of the targeted revenues and the related operating income goal. Under the plan, if we achieve our annual revenue and operating income goals, then our CEO will receive (less the amount of any quarterly bonuses as described below):

- a payment of 52.5% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 59.5% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 70% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 80% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 85% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 90% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 95% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and
- a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target,

Messrs. Njemanze, Scheel and Grierson will receive:

- a payment of 33.75% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 38.25% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 45% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 55% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 65% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 75% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;

- a payment of 85% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and
- a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target,

and our remaining executive officers other than Mr. Mosher will receive:

- a payment of 26.25% of base salary if we achieve at least 95% but less than 98% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 29.75% of base salary if we achieve at least 98% but less than 100% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 35% of base salary if we achieve at least 100% but less than 101% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 45% of base salary if we achieve at least 101% but less than 103% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 55% of base salary if we achieve at least 103% but less than 105% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 65% of base salary if we achieve at least 105% but less than 107% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target;
- a payment of 75% of base salary if we achieve at least 107% but less than 110% of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target; and
- a payment of 100% of base salary if we achieve 110% or more of the targeted revenues goal and we meet or exceed our operating income target for that level of performance relative to our revenue target.

Under the bonus plan for fiscal 2010, the amount of the bonus payable to each executive officer, other than Mr. Mosher, with respect to each quarter is 50% of the bonus amount payable based on such executive officer's base salary at the performance level achieved (provided that the maximum amount of such quarterly bonus payable in each quarter is 50% of the bonus amount payable based on the percentage of the executive officer's base salary at the 100% target objective listed above), based on the formulas described above, prorated for the period covered and for the executive officer's tenure with us during such period. For example, because we achieved our revenues and operating income at 95% or greater of target in the first quarter, Mr. Reilly received a bonus for that quarter equal to 50% x (52.5% x (CEO Annual Salary ÷ 4)), or $24,609.38. Notwithstanding the foregoing, in the event of a Corporate Transaction (as defined in ArcSight's 2007 Equity Incentive Plan), each executive officer will receive a "true up" bonus payment determined as if the maximum amount of the bonus available in any previously completed quarter of the fiscal year was based on 100% of the maximum bonus amount payable based on such executive's percentage of base salary at the performance level achieved, as listed above, prorated for the period covered and for the individual's tenure with us during such period, irrespective of the fact that the initial quarterly bonus payments were limited to the bonus level at the target objective, payable immediately prior to the closing of the Corporate Transaction (i.e., each executive will receive a bonus equal to the maximum percentage of base salary adjusted for such individual's actual achievements against his/her objectives as determined in connection with the distribution(s) in prior quarters, if applicable, less the amount previously paid to such executive in such prior quarters). As with the annual bonuses, the quarterly bonuses payable under the bonus plan for fiscal 2010, including any "true up" bonus in the event of a Corporate Transaction, are subject to each executive officer's individual achievement against his or her individual objectives to the extent applicable. For quantification of these potential "true up" payments, please see the discussion under "— Employment, Severance and Change of Control Arrangements" below.

Based on our actual financial performance in fiscal 2010, we achieved 106.4% of our revenue target of $170.5 million and achieved non-GAAP operating income of $30.5 million (our GAAP operating income of $19.4 million adjusted to exclude $889,000 in amortization of intangible assets and $10.2 million in stock-based compensation expense) well above the $24.3 million target at that level (instead achieving operating income equivalent to the target if revenues had been achieved at the level of greater than 110% of target). As a result, executive officers other than Mr. Mosher were eligible for bonuses under the bonus plan for fiscal 2010 based on achievement at the level of at least 105% but less than 107% of target, based on our performance under the foregoing scale. In addition, we achieved our revenues and operating income at 95% or greater of target in the first quarter of fiscal 2010 and 100% or greater of target in the second quarter and third quarter of fiscal 2010, as a result of which we paid quarterly bonuses in such quarters in accordance with the formula described above. As previously discussed, the amount of annual bonus payable to each executive officer under the 2010 Bonus Plan upon achievement of our annual revenue and operating income goals was reduced by the amount of quarterly bonuses previously paid or payable by ArcSight to such executive officer.

In light of Mr. Mosher's position as Senior Vice President of Worldwide Field Operations, which primarily involves responsibility for our sales and pre-sales efforts, we feel it is more appropriate to tie the additional cash incentives to his revenue-generating efforts and management of the operating expenses and contribution margin for our sales department, rather than tying his additional cash incentives solely to the company-level financial objectives. For this reason, as in prior years, we pay him a quarterly sales commission pursuant to his Sales Commission Plan — FY 2010, rather than the bonus discussed above for other executive officers. Under the plan, which was approved in final form by the compensation committee in July 2009, Mr. Mosher is entitled to the following quarterly commission payments based on achieving or exceeding quarterly revenues targets:

- provided that actual revenues exceed 90% of the revenues target for the period, $250 multiplied by the percentage of revenues target achieved up to 95%; plus
- $1,250 multiplied by the percentage of revenues target achieved in excess of 95% up to 100%; plus
- $3,000 multiplied by the percentage of revenues target achieved in excess of 100% up to 105%; plus
- $6,000 multiplied by the percentage of revenues target achieved in excess of 105%; plus
- if actual revenues met or exceeded the revenues target for the period, an additional $10,000,

in each case, where the percentage of revenues target achieved and the percentages defining each range of performance above are rounded to the nearest tenth of a percent and multiplied by 100.

In addition, under his plan, Mr. Mosher will receive an additional commission in the event that he achieves or exceeds his revenues target and either (i) actual operating expenses for the sales department are less than or equal to the sales operating expense target, or (ii) actual contribution margins for the sales department are equal to or greater than the sales contribution margin target. Actual sales contribution margins are determined by subtracting actual sales operating expenses from actual revenues for the quarter. The quarterly commission amounts payable to Mr. Mosher upon achievement of his fiscal 2010 quarterly operating expense or contribution margin targets vary by level of achievement relative to his quarterly revenues target. The potential amounts payable to Mr. Mosher in any fiscal quarter at each revenues target achievement level are:

Revenue Target Achievement Level	Quarterly Amount
Up to 100%	$10,000
More than 100% and up to 105%	23,000
More than 105% and up to 115%	35,000
More than 115%	40,000

Based on our actual financial performance in fiscal 2010 relative to his targets, the company paid Mr. Mosher a cash bonus of $375,750 in accordance with his plan (which includes the quarterly commissions to which Mr. Mosher was entitled under his plan).

The target level bonus for executive officers amount is generally set at a level based on the median for executives with similar roles at comparable companies according to the survey and peer group data described above. The "target" and "maximum" bonus amounts that could be earned by each named executive officer in fiscal 2010 are reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our executive officers, in addition to being a significant factor in attracting and retaining our executive officers.

We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Our compensation committee believes that the issue is best addressed when the need actually arises, and when all of the facts regarding the restatement or adjustment are known.

Equity Bonuses under Our Bonus Plan

Our compensation committee believes that granting additional stock options on an annual basis to existing executive officers provides an important incentive to retain executives and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. Under our bonus plan for fiscal 2010, the compensation committee approved a pool of 720,625 shares of common stock to be granted during the first quarter of fiscal 2011 to our officers, including our executive officers, on the achievement of the targeted revenues goal, and, for the officers other than our CEO, individual performance objectives, for the reasons described above for cash bonuses. In prior years, the compensation committee has set the number of shares available for grant at the beginning of the fiscal year when the plan was adopted and then adjusted the amount or made additional shares available for award in connection with the completion of the fiscal year to take into account changes in the number of officers participating, the cumulative achievement of quarterly revenue and operating income targets within the fiscal year to reward performance and in recognition of our benchmark targets in light of updated compensation data from our compensation consultant. Rather than continuing that practice, the compensation committee simply determined the size of the equity pool under the bonus plan for fiscal 2010 once in April 2010 in connection with the fiscal 2010 year-end review, in light of those factors as well as the relative retention value of existing grants held by key executive officers. We expect our compensation committee will follow this revised practice in future fiscal years. The annual grant to our CEO is determined by our compensation committee after input from and consultation with the other independent members of our board of directors. The annual grants to all other executive officers are determined by our compensation committee after input from and consultation with our CEO. Our compensation committee may exercise its discretion in modifying any recommended adjustments or awards to executives.

In accordance with the process described above, for grants under our bonus plan for fiscal 2010, our compensation committee determined the amount of Mr. Reilly's grant based on the level of our achievement of the targeted revenue and operating income goals and its evaluation of Mr. Reilly's contribution toward that achievement relative to the contribution of the remainder of our officers, based on their performance under their individual performance objectives and their respective relative contributions to our success as determined in connection with the evaluations described above for determination of cash bonuses under our bonus plan for fiscal 2009, as well as their desire to preserve a portion of the pool to adjust the aggregate equity incentive levels for key executive officers whose equity holdings were low relative to peers at comparable companies. Following that determination, Mr. Reilly made recommendations to our compensation committee regarding, and our compensation committee ultimately determined, the awards made to our other executive officers.

When making the recommendation and determining the amounts of the awards, consideration was given to the median equity compensation of executives with similar roles at comparable companies according to the survey and peer group data described above. See footnote (2) to the "Fiscal 2010 Grants of Plan-Based Awards" table below for the specific amounts of these grants for our named executive officers. Equity grants made pursuant to the bonus plan vest over four fiscal years and no shares vest before the first day of the succeeding fiscal year (the fiscal year following the fiscal year in which the options were actually granted). In addition to the annual awards pursuant to our bonus plan, grants of stock options may be made to executive officers following a significant change in job responsibility or in recognition of a significant achievement. The "shares underlying," "exercise price" and "grant date fair value" of option awards made to each named executive officer in fiscal 2010 are reflected in the "Fiscal 2010 Grants of Plan-Based Awards" table below.

The compensation committee has the discretion to award cash bonuses or equity-based grants outside of our bonus plan, which it has exercised in prior fiscal years, but did not exercise in fiscal 2010. In May 2010, the compensation committee reviewed information from Compensia regarding appropriate levels of annual refresh grants for the group of officers covered by our bonus plan for fiscal 2010, our actual financial performance in fiscal 2010 and the recommendations of Mr. Reilly, and approved grants to plan participants for the aggregate 720,625 shares available 720,500 shares (leaving 125 shares unused), including options for an aggregate of 384,500 shares granted to executive officers. The amounts granted and exercise price for each grant to our named executive officers under our Fiscal Year 2010 Management Bonus Plan are reflected in the footnotes to the "Fiscal 2010 Grants of Plan-Based Awards" and "Outstanding Equity Awards at April 30, 2010" tables below. In May 2010, our compensation committee also approved two separate option grants to Mr. Njemanze aggregating 400,000 shares (including the shares subject to the option awarded to him under the bonus plan for fiscal 2010) in order to provide a strong retention incentive for him in recognition of his expected continued extraordinary and unique role in our success. The first 200,000 share option (which included 85,000 shares under the bonus plan for fiscal 2010) vests as to 25% of the shares on May 1, 2011, with the remainder vesting monthly over the following three years. The second 200,000 share option vests as to 75% of the shares on May 1, 2013,with the remaining 25% vesting on May 1, 2014.

Severance and Change of Control Payments

Under the offer letters and option grant agreements with some of our executive officers we are, required to make specified severance payments and accelerate the vesting of equity awards in the event of a termination in connection with a change in control. For quantification of and additional information regarding these severance and change of control arrangements, please see the discussion under "— Employment, Severance and Change of Control Arrangements" below. Our board of directors determined to provide these severance and change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic startup company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer.

Other Benefits

In addition to participation in the 2007 Employee Stock Purchase Plan as discussed above, executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We do not match employee contributions under our 401(k) plan. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. There were no special benefits or perquisites provided to any executive officer in fiscal 2010.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Disclosure and Analysis set forth above with our management. Based on its review and discussions, the compensation committee recommended to our board of directors that the Compensation Disclosure and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of
the Board of Directors,

Craig Ramsey
Sandra Bergeron
Ted Schlein
Roger Siboni

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers whose compensation was more than $100,000 during the fiscal year ended April 30, 2010, 2009 and 2008. We refer to these executive officers as our "named executive officers" elsewhere in this proxy statement.

Name and Principal Position	Fiscal Year	Salary[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation	Total
Thomas Reilly	2010	$375,000	$1,210,981	$337,500	—	$1,923,481
President and Chief	2009	343,750[4]	1,804,212	318,750	—	2,466,712
Executive Officer	2008	300,000	—	225,000	—	525,000
Stewart Grierson	2010	255,000	620,507	191,250		1,066,757
Chief Financial Officer	2009	255,000	172,314	174,038	—	601,352
	2008	234,167[6]	168,750	191,250	—	594,167
Hugh S. Njemanze	2010	300,000	827,342	225,000	—	1,352,342
Chief Technology Officer	2009	300,000	172,314	208,650	—	680,964
and Executive Vice President of Research and Development	2008	289,583[7]	168,750	225,000	—	683,333
Kevin Mosher	2010	300,000	620,507	—	$375,750[8]	1,296,257
Senior Vice President of Worldwide Field Operations	2009	300,000	150,774	—	231,500[9]	682,274
Jeffrey Scheel	2010	250,000	823,932	187,500	—	1,261,432
Senior Vice President of Business Development	2009	192,497[10]	176,800	105,749	10,000[11]	485,046

(1) The amounts in this column include payments by us in respect of accrued vacation, holidays and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for awards granted during 2010. See Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values. The number of stock options granted in 2010 to our Named Executive Officers is shown in the "Fiscal 2010 Grants of Plan Based Awards" table included below

(3) The amounts in this column reflect amounts paid pursuant to our Fiscal Year 2008 Management Bonus Plan, our Fiscal Year 2009 Management Bonus Plan and our Fiscal Year 2010 Management Bonus Plan. For a description of these plans, see "Compensation Discussion and Analysis — Cash Bonuses under Our Bonus Plan."

(4) In September 2008, Mr. Reilly's annual salary was increased to $375,000, effective October 1, 2008.

(6) In March 2008, Mr. Grierson's annual salary was increased to $255,000, effective March 1, 2008.

(7) In September 2007, Mr. Njemanze's annual salary was increased to $300,000, effective October 1, 2007.

(8) This amount was paid pursuant to pursuant to Mr. Mosher's Sales Commission Plan — FY 2010. For a description of this plan, see "Compensation Discussion and Analysis — Cash Bonuses under Our Bonus Plan."

(9) This amount was paid pursuant to pursuant to Mr. Mosher's Sales Commission Plan — FY 2009. For a description of this plan, see "Compensation Discussion and Analysis — Cash Bonuses under Our Bonus Plan."

(10) Mr. Scheel began service with us in June 2008. Mr. Scheel's annual salary was $210,000 in fiscal 2009.

(11) This amount was paid as an initial signing bonus in June 2008.

For a description of the material terms of offer letters and employment agreements for the named executive officers, see "— Employment, Severance and Change of Control Arrangements," below.

Fiscal 2010 Grants of Plan-Based Awards

The following table summarizes grants made to each of our named executive officers in fiscal 2010.

Name	Grant Date	Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Possible Future Payouts Under Equity Incentive Plan Awards[2]	Number of Securities Underlying Options[3]	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[4]
		Target	Maximum				
Thomas Reilly	6/9/09	—	—	—	125,000	$18.00	$1,210,981
	—	$262,500	$375,000	—	—	—	—
Stewart Grierson	6/9/09	—	—	—	64,050	18.00	620,507
	—	114,750	255,000	—			
Hugh S. Njemanze	6/9/09	—	—	—	85,400	18.00	827,342
	—	135,000	300,000	—	—	—	—
Kevin Mosher	6/9/09	—	—	—	64,050	18.00	620,507
	—	75,000	—[5]	—	—	—	—
Jeffrey Scheel	6/9/09	—	—	—	29,890	18.00	289,570
	6/9/09	—	—	—	55,158	18.00	534,362
	—	112,500	250,000	—	—	—	—

(1) The amounts in this column reflect amounts payable pursuant to our Fiscal Year 2010 Management Bonus Plan, except for amounts payable to Mr. Mosher pursuant to his Sales Commission Plan — FY 2010.

(2) As described in "Compensation Discussion and Analysis — Equity Bonuses under Our Bonus Plan," all of our executive officers were eligible to receive options to purchase shares of our common stock pursuant to our Fiscal Year 2010 Management Bonus Plan. These options were allocated out of a pool of 720,625 shares of our common stock for all of our officers, including our executive officers. There were no threshold, target or maximum amounts for these option grants, as the allocation of shares to the eligible executives was determined by our compensation committee, with input from Mr. Reilly, except that Mr. Reilly had no input into his option grant. In May 2010, we granted the following options to purchase shares of our common stock at an exercise price of $21.63 per share pursuant to the allocation determined by our compensation committee and Mr. Reilly: Mr. Reilly, 131,500 shares; Mr. Grierson, 42,500 shares; Mr. Njemanze, 400,000 shares; Mr. Mosher, 36,000 shares; and Mr. Scheel, 36,000 shares. For additional information on these grants, see the footnotes to the "Outstanding Equity Awards at April 30, 2010" table.

(3) Each stock option was granted pursuant to our 2007 Equity Incentive Plan. Each option vests as to 1/4th of the shares of common stock underlying it on May 1, 2010 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2013 and is exercisable as it vests. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of us, as discussed below in "— Employment, Severance and Change of Control Arrangements."

(4) Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for awards granted during 2010. Please see Note 9 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for fiscal 2010 for a discussion of all assumptions made in determining the grant date fair values of the options we granted in fiscal 2010.

(5) There is not a maximum amount that Mr. Mosher may receive under his Sales Commission Plan — FY 2010, For a description of this plan, see "Compensation Discussion and Analysis — Cash Bonuses under Our Bonus Plan."

Outstanding Equity Awards at April 30, 2010

The following table summarizes outstanding equity awards held by each of our named executive officers as of April 30, 2010.

Name	Number of Securities Underlying Unexercised Options[1]		Option Exercise Price[2]	Options Expiration Date
	Exercisable	Unexercisable		
Thomas Reilly[3]	14,705[4]	—	$ 6.80	1/23/2017
	775,575[4]	—	6.80	1/23/2017
	290,484[4]	—	6.80	1/23/2017
	22,191[5]	24,122[5]	8.50	6/17/2018
	50,000[6]	150,000[6]	7.76	9/30/2018
	75,000[7]	125,000[7]	7.76	9/30/2018
	—[8]	125,000[8]	18.00	6/8/2019
Stewart Grierson[9]	80,000[10]	—	0.48	10/5/2014
	25,000[10]	—	4.00	5/25/2015
	62,500[10]	—	4.00	5/25/2015
	23,255[11]	495[11]	6.08	6/4/2016
	5,398[12]	2,005[12]	10.00	8/6/2017
	5,888[12]	6,459[12]	10.00	8/6/2017
	18,687[5]	20,313[5]	8.50	6/17/2018
	—[8]	64,050[8]	18.00	6/8/2019
Hugh S. Njemanze[13]	125,000[10]	—	0.80	2/2/2015
	25,000[10]	—	4.00	5/25/2015
	23,255[11]	495[11]	6.08	6/4/2016
	5,398[12]	2,005[12]	10.00	8/6/2017
	17,388[12]	6,459[12]	10.00	8/6/2017
	18,687[5]	20,313[5]	8.50	6/17/2018
	—[8]	85,400[8]	18.00	6/8/2019
Kevin Mosher[14]	25,000[10]	—	4.00	5/25/2015
	41,976[10]	—	4.00	5/25/2015
	23,255[11]	495[11]	6.08	6/4/2016
	2,556[12]	950[12]	10.00	8/6/2017
	15,672[12]	5,822[12]	10.00	8/6/2017
	16,351[5]	17,774[5]	8.50	6/17/2018
	—[8]	64,050[8]	18.00	6/8/2019
Jeffrey Scheel[14]	836[15]	21,667[15]	8.50	6/17/2018
	—[8]	29,890[8]	18.00	6/8/2019
	—[8]	55,158[8]	18.00	6/8/2019

(1) Each stock option was granted pursuant to our 2002 Stock Plan or 2007 Equity Incentive Plan. The vesting and exercisability of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control, as discussed below in "— Employment, Severance and Change of Control Arrangements."

(2) Represents the fair market value of a share of our common stock on the option's grant date, as determined by our board of directors, or if the grant date was after our initial public offering, the closing price of our common stock on the grant date.

(3) In May 2010, we granted Mr. Reilly an option to purchase 131,500 shares of our common stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis — Equity Bonuses under Our Bonus Plan."

(4) Includes options to purchase 14,705 shares, 856,748 shares, and 290,484 shares granted to Mr. Reilly concurrently in connection with his hiring. Each of the option to purchase 14,705 shares and the option to purchase 856,748 shares vested as to 1/4th of the shares of common stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010. The option to purchase 290,484 shares vested as to 1/4th of the shares of common stock underlying it on November 27, 2007 and as to 1/48th of the underlying shares monthly thereafter until fully vested on November 27, 2010.

(5) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2012.

(6) Option vested as to 1/4th of the shares of common stock underlying it on October 1, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on October 1, 2012.

(7) Option vests, commencing on November 1, 2008, as to 1.3889% of the underlying shares each full month until fully vested on October 1, 2014.

(8) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2010 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2013.

(9) In May 2010, we granted Mr. Grierson an option to purchase 42,500 shares of our common stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. This option vests as to 1/4th of the shares of common stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis — Equity Bonuses under Our Bonus Plan."

(10) This stock option is fully vested.

(11) This stock option is fully vested and exercisable as of May 1, 2010

(12) Option vested as to 1/4th of the shares of common stock underlying it on May 1, 2008 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2011.

(13) In May 2010, we granted Mr. Njemanze two separate options to purchase an aggregate of 400,000 shares of our common stock at an exercise price of $21.63 per share, including 85,000 pursuant to our Fiscal Year 2010 Management Bonus Plan. The first 200,000 share option (which included 85,000 shares under the bonus plan for fiscal 2010) vests as to 1/4th of the shares of common stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. The second 200,000 share option vests as to 75% of the shares on May 1, 2013, with the remaining 25% vesting on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis — Equity Bonuses under Our Bonus Plan."

(14) In May 2009, we granted Messrs. Mosher and Scheel each an option to purchase 36,000 shares of our common stock at an exercise price of $21.63 per share pursuant to our Fiscal Year 2010 Management Bonus Plan. Each option vested as to 1/4th of the shares of common stock underlying it on May 1, 2011 and as to 1/48th of the underlying shares monthly thereafter until fully vested on May 1, 2014. For a description of this plan, see "Compensation Discussion and Analysis — Equity Bonuses under Our Bonus Plan."

(15) Option vested as to 1/4th of the shares of common stock underlying it on June 16, 2009 and vests as to 1/48th of the underlying shares monthly thereafter until fully vested on June 16, 2013.

Option Exercises and Stock Vested in Fiscal 2010

The following table shows the number of options exercised by our named executive officers during the fiscal year ended April 30, 2010:

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Thomas Reilly	81,173	$1,328,672
Stewart Grierson	131,500	2,941,460
Hugh S. Njemanze	—	—
Kevin Mosher	—	—
Jeffrey Scheel	17,497	275,521

(1) Based on the difference between the closing price of our common stock reported on The NASDAQ Global Market on the exercise date and the exercise price of the option.

Employment, Severance and Change of Control Arrangements

Under our offer letter with Mr. Reilly, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and accelerated vesting of all remaining unvested stock options.

Under our offer letter with Mr. Grierson, if he is subject to an involuntary termination within six months of a change in control, then for three months following such termination he is entitled to continued payment of his then-current base salary and COBRA health insurance premiums, and will also receive accelerated vesting of 50% of his remaining unvested stock options as of his termination date.

Under our offer letter with Mr. Njemanze, if we terminate his employment for any reason, then for six months following such termination he is entitled to continued payment of his then-current base salary.

Under our offer letter with Mr. Mosher, if he is subject to an involuntary termination within 12 months of a change in control, then for 12 months following that termination he is entitled to continued payment of his then-current annual base salary and COBRA health insurance premiums, and will also receive accelerated vesting of unvested stock options that would have vested if his actual period of service was 24 months after his termination date.

Absent a change of control event, no executive officer other than Mr. Njemanze is entitled upon termination to either equity vesting acceleration or cash severance payments.

For Mr. Reilly, cause is defined as the occurrence of any of the following:

- willful failure by the executive officer to substantially perform his duties under his employment agreement, after receipt of a written warning from our board of directors;
- a willful act by the executive officer that is injurious to us;
- a willful breach by the executive officer of a material provision of his employment agreement or offer letter; or
- a material violation by the executive officer of a federal or state law or regulation applicable to our business.

For Messrs. Reilly, Grierson, and Mosher, involuntary termination is defined as the occurrence of any of the following:

- we terminate the executive officer without cause; or
- the executive officer resigns within 30 days after the scope of his or her job responsibilities or authority was materially reduced without his or her written consent.

In addition, the resignation by Messrs. Grierson or Reilly within 30 days after receipt of notice that his principal workplace will be relocated 100 miles or more from its location at the time of notice shall constitute involuntary termination.

For Messrs. Grierson and Mosher cause is defined as the occurrence of any of the following:

- the commission of an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to us;
- deliberate and repeated violation of our rules or the valid instructions of our board of directors or an authorized officer;
- any unauthorized disclosure by the executive officer of any of our secrets or confidential information;
- the inducement of any of our clients or customers to break any contract with us; or
- the engagement in any conduct that could reasonably be expected to result in loss, damage or injury to us.

A change of control will occur, generally, in the event of a merger, sale of our assets or a stock acquisition in which the stockholders of our company will hold less than 50% of the stock of the acquiring company following the transaction.

The following table summarizes the benefits payable to each named executive officer pursuant to the arrangements described above:

	Change of Control	Termination		Involuntary Termination Within One Year of a Change of Control	
Name	**"True Up" Bonus[1]**	**Salary**	**Acceleration of Equity Vesting**	**Salary**	**Acceleration of Equity Vesting[2]**
Thomas Reilly	$60,938	—	—	$375,000[3]	$7,798,096[4]
Stewart Grierson	49,406	—	—	68,410[5]	357,732[6]
Hugh S. Njemanze	58,125	$150,000[7]	—	150,000[7]	—
Kevin Mosher	58,125	—	—	318,641[8]	647,297[9]
Jeffrey Scheel	48,437	—	—	—	—

(1) Reflects one quarter of "true up" bonus. Calculated as if the highest level of performance objectives were obtained during the fiscal quarter prior to the change of control.

(2) Calculated based on the termination or change of control taking place as of April 30, 2010, the last day of our most recent fiscal year, and based on the closing price on that day of $22.81 per share.

(3) Reflects continued base salary for 12 months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information.

(4) Mr. Reilly is entitled to accelerated vesting of 100% of his remaining unvested stock options upon an involuntary termination of Mr. Reilly within 12 months of a change in control. See the narrative description of the terms of Mr. Reilly's employment arrangements, above, for more information.

(5) Reflects continued base salary and COBRA health insurance premiums for three months following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information.

(6) Reflects accelerated vesting of 50% of Mr. Grierson's remaining unvested stock options following an involuntary termination within six months of a change in control. See the narrative description of the terms of Mr. Grierson employment arrangements, above, for more information.

(7) Reflects continued base salary for six months following termination. Mr. Njemanze is entitled to this continued base salary regardless of the circumstances of his termination. See the narrative description of the terms of Mr. Njemanze employment arrangements, above, for more information.

(8) Reflects continued base salary and COBRA health insurance premiums for 12 months following an involuntary termination within 12 months of a change in control. See the narrative description of the terms of Mr. Mosher's employment arrangements, above, for more information.

(9) Mr. Mosher is entitled to accelerated vesting of unvested stock options that would have vested if his actual period of service was 24 months after his termination date upon an involuntary termination of Mr. Mosher within 12 months of a change in control. See the narrative description of the terms of Mr. Mosher's employment arrangements, above, for more information.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director arrangements discussed above under "Election of Class III Directors — Director Compensation" and "Executive Compensation," below is a description of transactions since May 1, 2009 to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Stock Option Grants

We have granted some of our executive officers and directors equity-based awards. See the related descriptions in this prospectus under the captions "Election of Class III Directors — Director Compensation" and "Executive Compensation."

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with our executive officers. See "Executive Compensation — Employment, Severance and Change of Control Arrangements" for information regarding these arrangements with our named executive officers.

We have entered or will enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Executive Compensation — Limitation on Liability and Indemnification Matters."

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and corporate governance committee and our audit committee require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 1, 2010 for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 34,452,675 shares of common stock outstanding at August 1, 2010. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of August 1, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ArcSight, Inc., 5 Results Way, Cupertino, California 95014.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:		
Thomas Reilly[1]	1,315,961	3.7%
Sandra Bergeron[2]	128,210	*
William P. Crowell[3]	21,506	*
E. Stanton McKee, Jr.[4]	118,210	*
Craig Ramsey[5]	1,221,392	3.5
Scott A. Ryles[6]	95,140	*
Ted Schlein[7]	2,761,613	8.0
Roger S. Siboni[8]	21,167	*
Ernest von Simson[9]	107,068	*
Stewart Grierson[10]	273,522	*
Kevin Mosher[11]	281,317	*
Hugh S. Njemanze[12]	972,802	2.8
Jeffrey Scheel[13]	34,342	*
All executive officers and directors as a group (14 persons)[14]	7,487,883	20.1
Other 5% Stockholders:		
Entities affiliated with FMR LLC[15]	4,975,070	14.4%
Entities affiliated with Kleiner Perkins Caufield & Byers[7]	3,493,360	10.1
Daly Gamma Limited Partnership[16]	1,974,534	5.7

* Less than 1%

(1) Includes options exercisable for 1,309,166 shares of common stock within 60 days of August 1, 2010 of which 96,829 shares, as of August 1, 2010, would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly's cessation of service prior to vesting.

(2) Includes options exercisable for 128,210 shares of common stock within 60 days of August 1, 2010.

(3) Includes options exercisable for 21,506 shares of common stock within 60 days of August 1, 2010.

(4) Includes options exercisable for 118,210 shares of common stock within 60 days of August 1, 2010.

(5) Represents 725,062 shares held by Mr. Ramsey, 201,090 shares held by Mr. Ramsey and Maja Ramsey, his wife, together, and 167,030 shares held by Ms. Ramsey, and includes options exercisable for 128,210 shares of common stock within 60 days of August 1, 2010 that are held by Mr. Ramsey.

(6) Represents 330 shares acquired by the Scott A. Ryles & Marcia T. Ryles Trust in pro rata distributions by Kleiner, Perkins, Caulfield & Byers X-A, L.P. on June 23, 2009 and June 24, 2010, and 600 shares held by Mr. Ryles. Includes options exercisable for 94,210 shares of common stock within 60 days of August 1, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Ryles is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Ryles does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(7) Includes options exercisable for 11,312 shares of common stock within 60 days of August 1, 2010. Includes 1,371,399 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-A, L.P.; 42,337 shares beneficially owned by Kleiner Perkins Caufield & Byers IX-B, L.P.; 1,207,162 shares beneficially owned by Kleiner Perkins Caufield & Byers X-A, L.P.; 34,047 shares beneficially owned by Kleiner Perkins Caufield & Byers X-B, L.P.; 85,835 shares beneficially owned by Ted Schlein, Trustee, Schlein Family Trust Dtd 4/20/99, 330 shares held by Mr. Schlein's sister, 66 shares held by Mr. Schlein's father-in-law, and 9,125 shares held by Mr. Schlein. Excludes 1,974,534 shares held by Daly Alpha Limited Partnership and Daly Gamma Limited Partnership. See footnote (15) for information regarding those shares. Excludes 838,415 shares held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Schlein does not have voting or dispositive power. Shares are held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. Mr. Schlein disclaims beneficial ownership of any of the shares held by the aforementioned entities, except to the extent of his pecuniary interest therein. The address of entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(8) Includes options exercisable for 20,791 shares of common stock within 60 days of August 1, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. Siboni is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. Siboni does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(9) Includes 2,572 shares distributed to the reporting person's spouse in a pro rata distribution by KPCB Holdings. Includes options exercisable for 98,210 shares of common stock within 60 days of August 1, 2010. Excludes 3,493,360 shares held by entities affiliated with Kleiner Perkins Caufield & Byers. Mr. von Simson is a limited partner in KPCB Holdings, Inc., as nominee; however, Mr. von Simson does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(10) Represents 13,632 shares held by Mr. Grierson and 10,000 shares held by Mr. Grierson and Jennifer Murray, his wife, together, and includes options exercisable for 249,890 shares of common stock within 60 days of August 1, 2010 that are held by Mr. Grierson.

(11) Includes options exercisable for 152,813 shares of common stock within 60 days of August 1, 2010.

(12) Represents 249,295 shares held by Mr. Njemanze and 472,500 shares held by Mr. Njemanze and Cherl M. Njemanze, his wife, together, and includes options exercisable for 251,007 shares of common stock within 60 days of August 1, 2010 that are held by Mr. Njemanze.

(13) Includes options exercisable for 33,349 shares of common stock within 60 days of August 1, 2010.

(14) Includes options exercisable for 2,746,404 shares of common stock within 60 days of August 1, 2010 of which 96,829 shares, as of August 1, 2010, would be subject to a right of repurchase in our favor upon exercise and Mr. Reilly's cessation of service prior to vesting. Excludes the shares indicated to be excluded in footnote (7).

(15) Includes 4,975,070 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC. Fidelity Growth Company Fund, an investment company registered

under the Investment Company Act of 1940, owns 3,317,419 of the shares held in aggregate by Fidelity. Edward C. Johnson 3rd, Chairman of FMR LLC and FMR LLC, through its control of Fidelity, each has sole power to dispose of the shares owned by Fidelity. Members of the family of Edward C. Johnson 3rd or trusts for their benefit, own shares of FMR LLC with the right to cast approximately 49% of the total votes which may be cast by all holders of FMR LLC voting stock. Neither FMR LLC, nor Edward C. Johnson 3rd, has the sole power to vote or direct the voting shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. The address of Fidelity Growth Company Fund is 82 Devonshire Street, Boston, Massachusetts 02109.

(16) Daly Gamma, Inc. is the general partner of Daly Gamma Limited Partnership ("Daly Gamma"), and Daly Alpha, Inc. is the sole shareholder of Daly Gamma, Inc. Alex Daly is the sole shareholder of Daly Alpha, Inc. KPCB Holdings, Inc. has voting power over the shares held by Daly Gamma pursuant to a voting agreement, dated as of October 3, 2002, between KPCB Holdings, Inc. and Daly Alpha Limited Partnership, the prior owner of the shares owned by Daly Gamma. Alex Daly has dispositive power over these shares. The address of Daly Gamma is 1643 Brickell Avenue, Suite #3502, Miami, Florida 33129. Neither we nor our affiliates have had a material relationship with Alex Daly or Daly Gamma during the past three years.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the board of directors is composed of Mr. McKee, who is the chair of the audit committee, and Messrs. Ryles and von Simson, each of whom the board of directors has determined is an independent director, as independence for audit committee members is defined in The NASDAQ Stock Market's listing standards. The board of directors has determined that Mr. McKee is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act and the Exchange Act.

As members of the audit committee for fiscal 2010, we assist the board of directors in fulfilling its responsibilities relating to the oversight of the accounting, financial reporting, internal controls, financial practices and audit activities of ArcSight and its subsidiaries. The audit committee operates under a charter.

In fulfilling its oversight role, the audit committee has reviewed and discussed with management and the independent registered public accounting firm ArcSight's audited financial statements. The audit committee met eight times during fiscal 2010, including meetings with ArcSight's independent registered public accounting firm to review ArcSight's quarterly and annual financial statements and their review or audit of such statements. It is not the duty of the audit committee to plan or conduct audits or to determine that the financial statements are complete and accurate and conform to generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of ArcSight's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Ernst & Young LLP, ArcSight's independent registered public accounting firm, is responsible for performing an independent audit of ArcSight's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of ArcSight's internal control over financial reporting.

The audit committee discussed with ArcSight's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with audit committees). ArcSight's independent registered public accounting firm also provided to the audit committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with audit committees), and the audit committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the audit committee's review and discussions referred to above, the audit committee recommended to the board of directors that ArcSight's audited consolidated financial statements be included in ArcSight's Annual Report on Form 10-K for the fiscal year ended April 30, 2010, filed with the SEC on July 9, 2010.

Submitted by the Audit Committee of
the Board of Directors,

E. Stanton McKee, Jr.
Scott Ryles
Ernest von Simson

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ERNST & YOUNG LLP, FOR FISCAL YEAR ENDING APRIL 30, 2011

(Item No. 2 on the Proxy Card)

Our audit committee has selected, and is submitting for ratification by the stockholders its selection of, the firm of Ernst & Young LLP, or EY, to serve as our independent registered public accounting firm for the fiscal year ending April 30, 2011 and until their successors are appointed. Although action by stockholders is not required by law, the audit committee has determined that it is desirable to request approval of this selection by the stockholders. Notwithstanding the selection, the audit committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year, if the audit committee feels that such a change would be in the best interests of ArcSight and its stockholders. In the event of a negative vote on ratification, the audit committee will reconsider the selection of EY as our independent registered public accounting firm.

The following table sets forth the aggregate fees and related expenses for professional services provided by EY during fiscal 2010 and 2009. The audit committee considered the provision of the services corresponding to these fees, and the audit committee believes that the provision of these services is compatible with EY maintaining its independence. The audit committee pre-approval policies and procedures require prior approval of each engagement of EY to perform services. We adopted these pre-approval policies in accordance with the requirements of the Sarbanes-Oxley Act and the professional services listed below were approved in accordance with these policies.

	Fiscal Year	
	2010	2009
Audit fees	$1,180,000	$1,100,000
Audit-related fees	—	—
Tax fees	118,656	15,406
All other fees	5,000	5,000
Total	$1,303,656	$1,120,406

Audit Fees

Fees for EY audit services include fees associated with the annual audit, quarterly reviews of financial statements and accounting consultations.

Tax Fees

Fees for EY tax services include fees associated with domestic and international tax advice, planning and compliance.

All Other Fees

In both fiscal years, other fees consist of professional services rendered in connection with the filing of our Form S-8 registration statements.

Representatives of EY are expected to be at the annual meeting. Representatives of EY will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011.

PROXY

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

Under our bylaws, stockholders who wish to present proposals for action, or to nominate directors, at our next annual meeting of stockholders (that is, the next annual meeting following the annual meeting to which this proxy statement relates) must give written notice thereof to our Corporate Secretary at the address set forth on the cover page of this proxy statement in accordance with the provisions of our bylaws, which require that such notice be given not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for the 2011 annual meeting of stockholders, a stockholder's notice must be received by us between June 7, 2011 and July 7, 2011. Such proposals should be delivered or mailed to the attention of our Corporate Secretary at our principal executive offices, which are ArcSight, Inc., 5 Results Way, Cupertino, California 95014.

If the date of the 2011 annual meeting is more than 30 days before or more than 60 days after the anniversary date of the 2010 annual meeting, in order for a notice to be timely, it must be delivered no earlier than 105 days and not later than 75 days prior to the 2011 annual meeting or the close of business on the 10th day following the day on which we first publicly announce the date of the 2011 annual meeting.

These stockholder notices must contain information required by our bylaws. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. If a matter is properly brought before our next annual meeting under the procedures outlined in this paragraph, the proxy holders named by our board of directors will have the discretion to vote on such matter without having received directions from stockholders delivering proxies to them for such meeting, provided that our proxy statement for our next meeting briefly describes the matter and how the proxy holders intend to vote on it.

In order for proposals to be eligible for inclusion in our proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by our Corporate Secretary no later than April 15, 2011 and satisfy the conditions established by the SEC for stockholder proposals. In order for such stockholder proposals to be eligible to be brought before the stockholders at the 2011 annual meeting, the stockholder submitting such proposals must also comply with the procedures, including the deadlines, required by our then current Bylaws, as referenced in the preceding paragraph. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in our proxy statement. Any such nominations should comply with our Bylaws.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the board of directors knows of no other business that will be conducted at the 2010 annual meeting of stockholders other than as described in this proxy statement. If any other matter or matters are properly brought before the annual meeting, or any adjournment or postponement of the annual meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Trâm T. Phi
Vice President, General Counsel and Secretary

August 13, 2010

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33923

ArcSight, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2241535**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

5 Results Way
Cupertino, California 95014
(Address of Principal Executive Offices, including Zip Code)

(408) 864-2600
(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.00001 per share	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant was $690,583,284 based upon the closing price on The NASDAQ Global Market on the last business day of the registrant's most recently completed second fiscal quarter (October 31, 2009).

The number of outstanding shares of the registrant's common stock as of July 1, 2010 was 34,449,065.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for registrant's 2010 Annual Meeting of Stockholders to be held on September 20, 2010 and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended April 30, 2010 are incorporated by reference into Part III of this Annual Report on Form 10-K.



FISCAL 2010 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward Looking Statements

The information in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Annual Report on Form 10-K in the section titled "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission, or the SEC. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Overview

We are a leading provider of enterprise threat and risk management solutions that protect business and government enterprises. Our enterprise threat and risk management platform collects, consolidates and correlates network and user activity data across the enterprise so that businesses can rapidly detect, diagnose and manage both internal and external threats and risks across the organization for activities associated with critical assets and processes. With our enterprise threat and risk management platform and products, organizations can use the ArcSight platform to reduce risk, identify vulnerabilities, comply with regulations and protect their high-value digital assets from cyber-theft, cyber-fraud, cyber-warfare and cyber-espionage.

The ArcSight enterprise threat and risk management platform for monitoring threats and risks is designed to allow our customers to achieve complete visibility, improved uptime and streamlined compliance by:

- capturing event data from any network-connected system;
- managing and storing event data;
- analyzing events in real time;
- identifying unusual behavior; and
- responding quickly to prevent loss.

Our enterprise threat and risk management platform, as illustrated below, includes our connector products, which collect event information from security point solutions, network and computing devices, databases, applications and other elements in an organization's IT architecture, which we refer to as event sources. A single device or application can generate thousands of events in a single day, most of which are low priority and typically provides information about a narrow aspect of the infrastructure or only a portion of the threat or compliance risk involved. That information is used in our flagship security information and event management, or SIEM, products where complex algorithms determine if events taking place conform to normal patterns of behavior, established security policies and compliance regulations, so that threats and risks are identified. The event information is concurrently stored in our log management products. These products in turn initiate our threat response management product, as well as providing the foundation for an application layer of solution packages that are directed at specific vertical applications, such as our Payment Card Industry (PCI) compliance solutions, or horizontal applications, such as our EnterpriseView family of applications that address threats and risks beyond the security and compliance matters traditionally addressed by our SIEM and log management products.

ArcSight Enterprise Threat and Risk Management Platform



VERTICAL SOLUTIONS
HORIZONTAL SOLUTIONS
Compliance Insight Packages
ArcSight EnterpriseView
SOX 404 Compliance for Public Companies
PCI Compliance for Retail Companies
IdentityView User Monitoring
FraudView Fraud Monitoring
Application Layer
ArcSight TRM (Threat Response Manager)
Automated Response Option
ArcSight ESM
ArcSight Logger
ArcSight Express
Consolidation and Correlation Software and Appliances
ArcSight Connectors
Collection, Normalization and Categorization
Firewall/ Security
OS
User Devices
Network Assets
Apps
Data
Systems and Assets

Our SIEM products, ArcSight ESM and ArcSight Express, deliver a centralized, real-time view of all activity or events across geographically dispersed and heterogeneous business and technology infrastructures. Our log management products collect and store activity and event data for regulatory compliance, reporting and forensic analysis. Working together, these products collect, consolidate and correlate massive amounts of activity data, in the form of log events, from thousands of security point solutions, network and computing devices, databases and applications, enabling intelligent identification, prioritization and response to compliance and corporate policy violations, and external and insider threats. Our specialized software and application packages deliver pre-packaged analytics and reports tailored to specific compliance and security initiatives, such as Sarbanes-Oxley (SOX), PCI, user monitoring and fraud detection.

We have designed our platform to support the increasingly complex business and technology infrastructure of our customers. Our platform includes over 300 pre-built software connectors, called SmartConnnectors, for products from more than 100 vendors. It also integrates easily with products for which we do not provide pre-built connectors and with proprietary enterprise applications to ensure that event logs from these products are seamlessly integrated into our platform for intelligent consolidation, correlation and analysis. As of April 30, 2010, we have sold our products to more than 1,000 customers across a number of industries and government agencies in the United States and internationally, including companies in the Fortune Top 5 of the aerospace and defense, energy and utilities, financial services, food production and services, healthcare, high technology, insurance, media and entertainment, retail and telecommunications industries.

No customer accounted for more than 10% of our revenues in fiscal 2010, 2009 or 2008. Our top ten customers accounted for 22%, 23% and 26% of our product revenues during fiscal 2010, 2009 and 2008, respectively. See Note 9 of the notes to our Consolidated Financial Statements for a discussion of total revenues by geographical region for fiscal 2010, 2009 and 2008.

Our Strategy

Our objective is to be the leading provider of enterprise threat and risk management solutions that protect enterprises and government agencies. To achieve this goal, we plan to:

- grow our customer base by further penetrating the Global 2000, expanding into new geographies and continuing to reach into the mid-market;
- further penetrate our existing customers by expanding their use of our platform across the enterprise and extending their use of our products to new use cases;
- extend and broaden our partner network, in particular with systems integrators, and continue to improve the effectiveness of our channel partners;
- extend our expertise in security and compliance best practices and launch new and innovative applications that open up additional markets or address specific security and compliance needs and use cases;
- continue to extend our value proposition to business use cases beyond traditional IT security and compliance, as with our recent IdentityView and FraudView products;
- extend our product offerings so that they are available in the form factor desired by the customer, including both software and appliance versions.

Our Solutions and Products

The primary components of our enterprise threat and risk management platform are our SIEM products, ArcSight ESM and ArcSight Express, and our ArcSight Logger suite of log management products. These products collect streaming activity data from the devices, applications and other elements in an organization's IT architecture, which we refer to as event sources, and consolidate and translate the streaming data into a common format. The formatted and categorized data is then processed by the correlation engine in ArcSight ESM and ArcSight Express, where complex algorithms determine if events taking place conform to normal patterns of behavior, established security policies and compliance regulations. That data is also stored in ArcSight Logger for compliance reporting and forensic analysis. A single device or application can generate thousands of events in a single day, most of which are low priority and typically provides information about a narrow aspect of the infrastructure or only a portion of the threat or compliance risk involved. Our SIEM products identify and prioritize high-risk activity and present a consolidated view of IT security threats, deviations in compliance controls threats to the business and in rich, graphical displays. In addition, through our log management products, we enable efficient and scalable collection, storage, analysis and reporting of terabytes of enterprise log data for compliance requirements or forensic analysis. Our customers enhance the value of other compliance and security products in their business and technology infrastructure by integrating them with our enterprise threat and risk monitoring platform. Key benefits of our solutions include:

- *Enterprise-Class Technology and Architecture.* We design our solutions to serve the needs of the largest organizations, which typically have highly complex, geographically dispersed and heterogeneous business and technology infrastructures. We deliver enterprise-class solutions by providing interoperability, flexibility, scalability and efficient archiving.
- *Intelligent Correlation.* Our correlation engine intelligently distills millions of events occurring daily into information that allows customers to identify, analyze, prioritize and respond to specific threats, compliance violations and other events of interest.
- *Comprehensive View.* We have designed our architecture to allow it to be extended for collection, consolidation and correlation of information from any network-connected system, enabling customers to potentially address business risk and operational effectiveness beyond the security and compliance use cases to which our products have traditionally been applied.
- *Cost-Effective Consolidation and Storage.* Our log management suite provides easy, scalable, cost-effective storage and enables customers to demonstrate the integrity and availability of log data both in transit and at rest, facilitating automated compliance reporting and reducing the cost of audits.

- *Reporting and Visualization.* We present threat, compliance risk and other event information through a rich and intuitive graphical user interface, through which customers can view risk across their organization in a variety of ways, address internal and external compliance requirements and communicate the value and effectiveness of the organization's security operations.

Customers can enhance these key benefits through deployment of one of our compliance applications, which are used in combination with our leading enterprise threat and risk management products to focus on security or particular compliance needs, ranging from SOX to Federal Information Security Management Act (FISMA) to PCI. For example, our compliance application for North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection, or CIP, supports compliance with NERC CIP standards 002-009. We provide other compliance applications for industry regulations such as PCI DSS, and for governmental regulations such as HIPAA and Sarbanes-Oxley. Our family of leading security and compliance management products includes:

ArcSight ESM. ArcSight ESM, our flagship product, is designed specifically to address the compliance, security and business risk concerns of large, geographically-distributed organizations with complex, heterogeneous IT environments. ArcSight ESM serves as a centralized system for understanding and managing risks across an organization's entire business and technology infrastructure. The key elements within ArcSight ESM include:

- *ArcSight Manager.* ArcSight Manager, available as software or as an appliance, manages event aggregation and storage, controls the various elements of our platform and provides the engine for high-speed real-time correlation and incident response workflow. ArcSight Manager comes with standard rules that address common compliance and security issues and business risks. It also provides an intuitive system that enables customers to write customized rules that apply an organization's compliance and security policies into the real-time analytics of the correlation engine, as well as seamless integration with rules generated by our ArcSight Threat Detector product. ArcSight Manager enables real-time collaboration and case management among security analysts, to track risk-prioritized response and remediation. In addition, it provides case resolution metrics to demonstrate compliance and security process and control effectiveness. Our case management system also can integrate with third-party trouble ticketing systems, such as the Remedy Service desk system from BMC Software. Our architecture was designed to allow customers to scale from a single centralized deployment to a distributed, global deployment by deploying additional Managers that work in concert.

- *ArcSight Console, ArcSight Web and ArcSight Viewer.* ArcSight Console is the primary user interface to interact with and control ArcSight ESM. Through its intuitive interface, the Console provides administrators, analysts and operators with graphical data summaries and an intuitive interface to perform tasks ranging from real-time monitoring and analysis to incident investigation and response to system administration and authoring of new content. The Console is highly configurable to reflect individual customer environments and can display threat and risk information in a wide variety of formats including by geography, by division or line of business, by type of threat, and by compliance or policy initiative. With ArcSight Console, customers can run a wide variety of reports to answer internal and external compliance audits and communicate the value and effectiveness of the organization's security operations. We also provide an authoring system that customers can use to create new reports to meet their specific business needs. ArcSight ESM contains hundreds of standard report templates that immediately address common compliance, security and business risk reporting requirements. To facilitate remote access for IT administrators as well as provide a portal for line-of-business viewing of status summaries and scheduled reports, our ArcSight Web product provides browser-based access to all Console functions and content, except administration and authoring, and our ArcSight Viewer product provides browser-based read-only access to all Console content.

ArcSight Logger. ArcSight Logger, our suite of log management products, enables organizations to collect and store event data in support of security and compliance requirements. It is available in a variety of feature sets and capacities either as software or one or more appliances. ArcSight Logger provides customers with an easily searchable log data repository, together with reporting capabilities, that can be leveraged across networking, security and IT operations teams. As with ArcSight ESM, ArcSight Logger provides administrators, analysts and operators with graphical data summaries and an intuitive interface to perform search, reporting and management tasks. Access controls and intelligent search technology enable customers to interact with historical raw event data for insight into specific events. ArcSight Logger currently captures raw logs at sustained rates of up to 100,000 events per second per appliance and provides approximately 10:1 compression capability for event data, storing 40 terabytes or more of data on a single appliance. ArcSight Logger software can be deployed on multiple servers, or multiple appliances can be deployed, to linearly scale both storage and performance. Large organizations with multiple administrative domains or managed security service providers can choose to deploy multiple ArcSight Logger installations or appliances in a hierarchical or peer-to-peer manner to extend capacity and performance as needed. Because multiple ArcSight Logger instances operate as an array, a comprehensive view into enterprise-wide log data remains available. ArcSight Logger can flexibly and selectively forward security events to ArcSight ESM for real-time, cross-device correlation, visualization and threat detection. In turn, ArcSight ESM can send correlated alerts back to ArcSight Logger for archiving and subsequent retrieval.

ArcSight Express. ArcSight Express is a set of SIEM and log management appliances designed for smaller organizations with fewer resources for managing a network security and compliance program. ArcSight Express includes many of the same correlation functions as ArcSight ESM, and many of the same log management functions of ArcSight Logger. These are presented in a simplified, pre-configured appliance solution, at different price points aimed at organizations of different size and needs. ArcSight Express includes pre-built rules, reports, and dashboards for monitoring network security, user activity and regulatory compliance.

ArcSight Connectors. Connectors collect event data streams from sources across an organization's business and technology infrastructure and feed that event data to our ESM, ArcSight Logger, ArcSight Express and ArcSight FraudView products. Our connectors are available as software or appliances, which available in a range of feature sets and throughput capacities. These connectors implement extensive normalization and categorization capabilities to restructure event data into a common taxonomy so events from hundreds of different sources can be compared meaningfully and queried systematically irrespective of which device is reporting the information. The normalized event data stream is then intelligently aggregated and compressed to eliminate irrelevant and duplicate messages and reduce bandwidth and storage consumption. Our SmartConnectors receive and translate event data streams from over 300 different devices and applications from more than 100 vendors and in more than 36 different solution categories. Further, using our FlexConnector toolkit, our customers can create custom connectors tailored to their environment, such as for new products, proprietary applications and mainframe and other legacy systems. Our connectors can be deployed on intermediate collection points, such as third-party management consoles, where available, avoiding the requirement to provision our connectors directly onto end devices.

ArcSight EnterpriseView Applications. Our EnterpriseView family of applications apply our threat and risk detection technologies to address areas beyond traditional security and compliance matters.

- *ArcSight IdentityView.* ArcSight IdentityView is a software application that enables customers to detect increased risk from activities performed by employees, contractors and other users of internal corporate systems. It allows enterprise customers to address insider threat and fraud risks as well as compliance and audit needs. IdentityView includes specialized connectors to leading identity and access management, or IAM, systems and directories and pre-built capabilities for correlating multiple user accounts to a single identity. From that, pre-built or user-defined rules for fraud detection and unauthorized actions analyze this information to determine if the user is performing unauthorized activities. The pre-packaged reports and dashboards include access rights and group membership analysis, user risk analysis by department or job function and comprehensive activity reporting for any user over any time period. IdentityView also utilizes the technology underlying our ArcSight Threat Detector module to automatically create new risk profiles employing IAM information.

- *ArcSight FraudView.* The ArcSight FraudView appliance enables our financial services customers to detect and prevent or mitigate online fraud by evaluating and scoring financial transactions in real-time (rather than simply performing after the fact forensic analysis). It evaluates risk factors related to the type of transaction, the account involved, the destination and the device involved to address account takeover, fraudulent transaction initiation and false account creation. That helps reduce the financial institution's penalty fees, revenue loss and operating expenses. ArcSight FraudView correlates activity across multiple financial transaction channels to detect sophisticated fraud schemes that span online, ATM, telephone and branch activity, as well as correlating and adjusting risk profiles over time. ArcSight FraudView can aggregate information from a variety of risk and fraud scoring products already available to a financial firm, such as a blacklist feed, to create a single, high-level risk score of any transaction, as it occurs. As a result, banks can better leverage their investments in legacy fraud detection technologies. The pre-packaged reports and dashboards include automatic watchlist and case creation, as well as analyst desktop tools that facilitate incident investigation and annotation, case management, notification and response. ArcSight FraudView also utilizes the technology underlying our ArcSight Threat Detector module to automatically update or create new risk profiles and rules and to enable multi-path detection.

ArcSight Compliance Applications. We offer pre-packaged add-on applications that enable our ESM, ArcSight Logger and ArcSight Express products to provide technical-and business-level checks on corporate compliance with regulatory and policy requirements for perimeter security, protection of key business processes, threat management and incident response. These applications comprise relevant rules and reports to accelerate implementation by our customers, and can be customized or extended by the customer. These tailored monitoring, assessments and reporting packages address specific security, regulatory or policy concerns, including IT governance, SOX and the Japanese analogue of Sarbanes-Oxley (J-SOX), FISMA, PCI, NERC CIP standards 002-009, Gramm-Leach-Bliley Act (GLBA), Health Insurance Portability and Accountability Act (HIPAA), Basel II Framework, International Standardization Organization/International Electrotechnical Commission (ISO/IEC 27002:2005) and National Institute of Standards and Technology (NIST 800-53) compliance.

ArcSight Threat Detector. Our ArcSight Threat Detector software is a powerful complement to our correlation engine. It is an advanced pattern identification engine that retrospectively examines large amounts of security events previously collected and processed by ArcSight ESM or ArcSight Express to discover patterns of activity that may be characteristic of threats, such as emerging worms, new worm variants, self-concealing malware, and low profile, slowly developing attacks. ArcSight Threat Detector proactively alerts the security operations analyst about existing or emerging patterns that are not comprehended by any rules in our correlation engine, and provides the customer the option to classify the patterns and also to optionally or automatically generate new rules for our SIEM products that will detect and respond to similar threatening patterns in the future.

ArcSight Interactive Discovery Our ArcSight Interactive Discovery visualization software helps IT security professionals pan, zoom and switch perspectives across complex technical data to perform in-depth analysis of security data as well as featuring visuals and drill-down capabilities that enable non-technical employees to see relevant threat information in a non-technical format.

ArcSight TRM (Threat Response Manager). ArcSight TRM is an appliance that enables customers to quickly and precisely reconfigure network control devices to remediate security, compliance and business risks, consistent with an organization's policy directives. ArcSight TRM profiles a network's topology through communication with devices without the need to install a software agent on the device. Through advanced algorithms, it can identify the exact location of any node (wireless, wired or VPN) on the network, analyze, recommend and, at the customer's option, execute specific, policy-based actions in response to a threat, attack or other out-of-policy situation. ArcSight TRM can block, quarantine or filter undesirable users and systems at the individual port level. ArcSight TRM integrates seamlessly with ArcSight ESM or ArcSight Express to accelerate incident response by facilitating the coordination between the security and networking groups, thus improving the effectiveness of the response and acute remediation function.

ArcSight NCM (Network Configuration Manager). ArcSight NCM is an appliance that automates the audit of network topology, maintaining protected records of all prior configurations for purposes of rollback, audit and compliance reporting. ArcSight NCM presents network topology in a visual format, allowing organizations to identify mis-configurations, redundant links and multiple wide area network (WAN) access routes. ArcSight NCM dynamically compares existing device configuration and highlights discrepancies from desired configuration policies that generally map to regulatory requirements, operational guidelines and business rules.

Maintenance and Professional Services

We offer a range of services in connection with or after a sale occurs, principally installation and implementation, project planning, advice on business use cases and training services that complement our product offerings. Initial implementation of ArcSight ESM is typically accomplished within two to four weeks, and we expect an implementation of ArcSight FraudView to take approximately four to twelve weeks, while our ArcSight Logger, ArcSight Express and other appliance products are typically implemented in a matter of days. On an ongoing basis, we offer consulting services and training related to application of our enterprise threat and risk management platform to address additional or customer-specific security and compliance issues and business risks.

For large enterprise customers, for which design, staffing and operation of a security operations center, or SOC, is not a part of their core IT expertise, we offer turnkey SOC service engagements through which we and our partners provide these functions and customize them for the customer. SOC engagements are typically longer in duration than other services engagements and support the day-to-day monitoring of customer SOC environments. We intend to partner with larger system integrators to provide a substantial portion of the personnel used to provide SOC services.

Following deployment, our technical support organization provides ongoing maintenance for our products. We provide standard and, for customers that require 24-hour coverage seven days a week, premium tiers of maintenance and support, which include telephone- and web-based technical support and updates, if and when available, to our products during the period of coverage. Our three major support centers are located in Hong Kong, London and Cupertino, California. In addition, we sell an enhanced maintenance service that provides security content updates for our SIEM products and extended hardware maintenance for our appliance products. These content updates reflect emerging threats and risks in the form of signature categorization, vulnerability mapping and knowledge base articles on an ongoing basis.

Research and Development

Building on our history of innovation, we believe that continued and timely development of new products and enhancements to our existing products are necessary to maintain our competitive position. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our research and development activities to extend our technology leadership. At present, our research and development efforts are focused on improving and broadening the capabilities of each of our major product lines and developing additional products. We work closely with our customers, as well as technology partners, to understand their emerging requirements and use cases for our products. As of April 30, 2010, our research and development team had 134 employees. Our research and development expenses were $26.3 million, $22.5 million and $19.8 million during fiscal 2010, 2009 and 2008, respectively.

Sales and Marketing

We market and sell our products through our direct sales organization and indirectly through resellers and systems integrators. Historically, the majority of our domestic sales are made through our direct sales organization, while international sales have primarily been made through our resellers and other channel partners, while sales to U.S. federal government customers are often through our direct sales organization, resellers and systems integrators. Additionally, a small but growing percentage of sales transactions involving our appliance products are completed without any involvement from ArcSight. We structure our sales organization by function, including direct and channel sales, strategic accounts, technical pre-sales, customer and sales operations, and by region, including Americas, U.S. Federal, Europe, Middle East and Africa, or EMEA, Asia Pacific, or APAC, and Japan. As of April 30, 2010, we had 177 employees in our sales and marketing organizations.

The selling process for our products follows a typical enterprise software sales cycle. It generally involves one or more of our direct sales representatives, even when a channel partner is involved. The sales cycle for an initial sale normally takes from three to six months, but can extend to more than a year for some sales of ArcSight ESM, from the time of initial prospect qualification to consummation, and typically includes product demonstrations and proof of concepts. We deploy a combination of field account management supported by technical pre-sales specialists to manage the activities from qualification through close. After initial deployment, our sales personnel focus on ongoing account management and follow-on sales. To assist our customers with reaching their business and technical goals for their implementations of our products, our Global Services Organization meets with customers to determine their success criteria and to help formulate both short- and long-term plans for their deployments of our products. We also have assigned specific sales personnel to our larger, more diverse and often global customers in order to understand their individual needs and increase customer satisfaction.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet IT needs, and we use resellers to augment our internal resources in international markets and, to a lesser but increasing extent, domestically. Our agreements with our channel partners are generally non-exclusive. Historically, we used our channel partners to support direct sales of our enterprise threat and risk management platform products. Sometimes we are required by our U.S. government customers to utilize particular resellers. We anticipate that we will derive a significant portion of our ArcSight Express sales through channel partners. We also anticipate that we will derive a substantial portion of our ArcSight Logger product sales to the mid-market through channel partners. We are currently engaged in a program to increase the effectiveness of our channel partners, while continuing to broaden our channel program, but with a decreased emphasis on adding new channel partners. In part to address the mid-market, we created a dedicated channel team in each of our geographic regions responsible for recruiting, managing and supporting our channel partners and for developing channel partners that will operate more independently.

We focus our marketing efforts on building brand awareness and on customer lead generation, including advertising, cooperative marketing, public relations activities, web-based seminars and targeted direct mail and e-mail campaigns. We also are building our brand through articles contributed to various trade magazines, public speaking opportunities and international, national and regional trade show participation. We reinforce our brand and loyalty among our customer base with our annual users conference.

Competition

We offer a range of enterprise threat and risk management products ranging from our SIEM and log management products to our related connector and response products and complementary solution software and packages. Our products address traditional security and compliance concerns, as well as a range of other risks that businesses face. We believe that there are three primary sources of competition or potential competition for our products and related professional services: custom internal efforts; specialized startup companies; and large software companies.

A significant source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats and satisfy compliance requirements. We believe that, over the last several years, a declining portion of potential customers are undertaking such customer efforts, and expect that trend to continue. In addition, some organizations have outsourced these functions to managed security services providers.

For customers that choose to purchase a commercial product rather than developing their own solution, a significant number of specialized, privately-held companies, such as LogLogic, netForensics, NitroSecurity, Q1 Labs and SenSage, have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of our products. This includes companies with log management products that are adding SIEM functionality to their offerings and SIEM companies adding some form of log management product to their offerings, as the two fields converge. These specialized, privately-held companies primarily target their offerings at mid-market and smaller companies. In addition, specialized, privately-held companies competing with us may price their products more competitively than ours, or have an entirely different pricing or distribution model, such as making introductory versions with limited functionality available as freeware products. Further, specialized, privately-held companies have sometimes chosen, and in the future may choose, to partner with larger security-focused software vendors or large diversified enterprise software and hardware vendors to market and sell their competitive products. Partnerships such as these enable specialized, privately-held companies the ability to scale, and allows larger companies the ability to offer product suites that directly compete with ours, enabling both a competitive advantage over us that would otherwise be unavailable to them.

We also continue to experience competition with several larger security-focused software vendors that offer functionality such as ours, primarily SIEM, as a component of suites of products that include software applications for security and compliance and enterprise management, and in some cases as a point solution. Further, as the market for our enterprise threat and risk management platform continues to grow, we expect that large diversified enterprise software and hardware vendors may seek to enter this market, either by way of the organic development of a competing product line or through the acquisition of a competitor. Larger software vendors that are current or potential competitors include EMC, IBM, Novell and Symantec. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings.

We have emerged as a leader in our market by competing successfully against both small and large companies. If our target market continues to grow small, highly specialized competitors may continue to emerge, and large software vendors may continue to add to integrate or bundle their array of security or software products with their other product offerings.

Mergers, acquisitions or consolidations by and among actual and potential competitors present heightened competitive challenges to our business. The consolidation in our industry increases the likelihood of competition based on integration or bundling, particularly where competitors' products and offerings are effectively integrated, and we believe that consolidation in our industry may increase the competitive pressures we face on all our products. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Further, it is possible that continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently customers' willingness to purchase from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with the large system integrators that provide broad ranging products for these governmental and civilian customers.

For our ESM product, we believe that we compete principally at the large enterprise level on the basis of functionality, analytical capability, scalability, interoperability with other components of the network and business infrastructure, and customers' ability to successfully and rapidly deploy the product. We believe that we compete favorably with our existing competitors with respect to these factors. At the mid-market, where customers do not require the full range of features and functionality available in our ESM product, we compete with our ArcSight Express product. In this segment of the market potential customers may elect to purchase a less feature-rich product, and a number of specialized, privately-held companies are pursuing that portion of the market with lower priced products with fewer features. We have designed our ArcSight Express offering to compete favorably with our existing competitors on the factors that are important in this market.

The market for our ArcSight Logger products is also competitive, particularly when sold separately from a SIEM product. We continue to believe that success in this market depends on our ability to continue working more effectively with channel partners. We may be at a disadvantage in dealing with channel partners, who also may have relationships with large competitors that offer a wide variety of products.

The primary competitive factors for our appliance products are functionality, price, scalability, interoperability with other components of the network and customers' ability to successfully and rapidly deploy the product. We believe that we currently compete favorably with respect to these factors.

Increased competition could result in fewer customer orders, price reductions, reduced gross margins and loss of market share. Many of our existing and potential competitors, particularly larger companies, enjoy substantial competitive advantages, such as wider geographic presence, access to larger customer bases and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, and substantially greater financial, technical and other resources. As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, large competitors, such as integrated software companies and diversified, global hardware vendors, may regularly sell enterprise-wide and other large software applications, or large amounts of infrastructure hardware, to, and may have more extensive relationships within, large enterprises and government agencies worldwide, which may provide them with an important advantage in competing for business with those potential customers.

Intellectual Property

Our intellectual property is an essential element of our business. We use a combination of copyright, patent, trademark, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Patents and Patent Applications. We have twelve issued patents and a number of patent applications pending in the United States, internationally and in specific foreign countries. We expect to file additional patent applications from time to time. Our issued patents expire between 2024 and 2028. We do not know whether any of our outstanding patent applications will result in the issuance of a patent, and even if additional patents are ultimately issued, the examination process may require us to narrow our claims. Our issued patents may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. Therefore, the exact effect of having a patent cannot be predicted with certainty.

Oracle License Agreement. We license database software from Oracle that we integrate with our SIEM products. Our agreement with Oracle, which runs through May 2011, permits us to distribute Oracle database software embedded in our SIEM products for customers who may not have already acquired their own Oracle licenses. Under this agreement, we have agreed to make third-party royalty payments totaling $4.8 million over the term of the license.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we cannot be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our products that are determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party, any of which would adversely affect our business, financial condition and results of operations.

Employees

As of April 30, 2010, we had a total of 512 employees, consisting of 177 employees in sales and marketing, 134 employees in research and development, 86 employees in professional services, 48 employees in support and 67 employees in general and administrative functions. A total of 79 employees are located outside the United States. None of our employees is represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

Corporate History and Information

We were incorporated in Delaware on May 3, 2000 as Wahoo Technologies, Inc. On March 30, 2001, we changed our name to ArcSight, Inc. Our principal executive offices are located at 5 Results Way, Cupertino, California 95014, and our telephone number is (408) 864-2600. We launched our first product in January 2002, and made our first product sale in June 2002. Our revenues have grown from $0.2 million in fiscal 2002 and $32.8 million in fiscal 2005 to $181.4 million in the fiscal 2010. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. We completed our initial public offering, or IPO, in February 2008.

We believe that our product revenue has been somewhat seasonal historically, increasing in each quarter through the fiscal year, but with the first quarter of our fiscal year typically having relatively lower product revenue compared to the fourth fiscal quarter. However, we believe that there are significant seasonal factors that may cause the second and fourth quarters of our fiscal year to have relatively higher product revenue (with the first and third fiscal quarters each potentially having lower revenue than the immediately preceding fiscal quarter), and that our rapid historical growth and the required timing of new compliance mandates may have overshadowed the nature or magnitude of seasonal or cyclical factors that might have influenced our business to date. See the discussion of seasonality under "Sources of Revenues, Cost of Revenues and Operating Expenses — Product Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of the factors contributing to seasonal variation in our business.

"ArcSight" and the ArcSight logo are registered trademarks of ArcSight in the United States and in some other countries. Where not registered, these marks and "ArcSight Console," "ArcSight Express," "ArcSight Manager," "ArcSight Web," "ArcSight EnterpriseView," "FlexConnector," "ArcSight FraudView," "ArcSight IdentityView," "ArcSight Logger," "ArcSight NCM," "SmartConnector," "ArcSight TRM," "ArcSight Viewer," "ArcSight Interactive Discovery," "ArcSight ESM" and "ArcSight Threat Detector" are trademarks of ArcSight.

Available Information

Our Internet address is www.arcsight.com. There we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the Investor Relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants, such as ArcSight, that file electronically with the SEC. The address of the website is www.sec.gov. In addition, you may read and copy any filing that we make with the SEC at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Item 1A. *Risk Factors*

Risk Related to Our Business and Industry

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. In addition, we recognize revenues from sales to some customers or resellers when cash is received, which may be delayed because of changes or issues with those customers or resellers. If our revenues or operating results fall below the expectations of investors or any securities analysts that cover our stock, the price of our common stock could decline substantially.

In addition to other risk factors listed in this section, factors that may affect our operating results include:

- the timing of our sales during the quarter, particularly since a large portion of our sales occurs in the last few weeks of the quarter and loss or delay of a few large contracts may have a significant adverse impact on our operating results;
- changes in the mix of revenues attributable to higher-margin revenues from ESM products as opposed to lower-margin revenues from sales of our appliance products;
- the timing of satisfying revenue recognition criteria, including, for example, establishing (1) vendor-specific objective evidence of fair value, or VSOE, for new products and maintaining VSOE for maintenance and services, particularly where we accrue the associated commission expense in a different period, and (2) sufficient history with respect to our newly introduced appliance licensing model such that revenue

recognition criteria would be met on shipment of our appliances, rather than delaying revenue recognition until payment for these transactions which we will be required to do until such history is established;

- changes in the renewal rate of maintenance agreements;
- our ability to estimate warranty claims accurately;
- general economic conditions, both domestically and in our foreign markets, and economic conditions specifically affecting industries in which our customers participate, such as the impact of the continuing instability in global and U.S. economic and financial market conditions, including the recent instability in Europe; and
- the impact of Accounting Standards Codification, or ASC, Topic ASC 740-10, *Accounting for Uncertainty in Income Taxes*, which requires us to establish reserves for uncertain tax positions and accrue potential tax penalties and interest.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense. As a result, our revenues are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Our operating results may fluctuate, in part, because of the intensive nature of our sales efforts, the length and variability of the sales cycle of our ESM products and the short-term difficulty in adjusting our operating expenses. Because decisions to purchase products such as our ESM products involve significant capital commitments by customers, potential customers generally have our products evaluated at multiple levels within an organization, each often having specific and conflicting requirements. Enterprise customers make product purchasing decisions based in part on factors not directly related to the features of the products, including but not limited to the customers' projections of business growth, uncertainty regarding economic conditions, capital budgets and anticipated cost savings from implementation of the software. As a result of these factors, selling our products often requires an extensive effort throughout a customer's organization. The continuing instability in global and U.S. economic and financial market conditions has increased the duration of our sales cycle and requires greater intensity of our sales efforts as customers review their spending decisions. In addition, we have less experience with sales of ArcSight Express and some of our other appliance products. As a result, the sales cycle for these products may be lengthy or may vary significantly. Our sales efforts involve educating our customers, who are often relatively unfamiliar with our products and their technical capabilities, as well as the value of our products, including the potential cost savings to the organization that our products may generate. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales.

The length of our sales cycle, from initial evaluation to delivery of products, tends to be long and varies substantially from customer to customer. Our sales cycle is typically three to six months but can extend to more than a year for some sales. We typically recognize a large portion of our product revenues in the last few weeks of a quarter. It is difficult to predict exactly when, or even if, we will actually make a sale with a potential customer. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large product transactions in a quarter could impact our operating results for that quarter and any future quarters for which revenues from that transaction are delayed. As a result of these factors, it is difficult for us to accurately forecast product revenues in any quarter. Because a substantial portion of our expenses are relatively fixed in the short-term, our operating results will suffer if revenues fall below our expectations in a particular quarter, which could cause the price of our common stock to decline significantly.

If we fail to enhance and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

We derive a portion of our revenues from sales of our products and related services through channel partners, such as resellers and systems integrators. In particular, systems integrators are an important source of sales leads for us in the U.S. public sector, as government agencies often rely on them to meet information technology, or IT, needs. We also use resellers to augment our internal resources in international markets and domestically. We may be required by our U.S. government customers to utilize particular resellers that may not meet our criteria for creditworthiness, and revenues from those resellers may not be recognizable until receipt of payment. We have derived, and anticipate that in the future we will continue to derive, a substantial portion of the sales of ArcSight Logger and other appliance products through channel partners, including parties with which we have not yet developed relationships. We expect that channel sales will represent a substantial portion of our revenues for the foreseeable future. In order to scale our channel program to support growth in our business, it is important that we continue to help our partners enhance their ability to independently sell and deploy our products. We may be unable to continue to successfully expand and improve the effectiveness of our channel sales program. If we do not successfully execute our strategy to increase channel sales, particularly to further develop relationships with systems integrators to facilitate sales to large enterprises and agencies of the U.S. government, penetrate the mid-market and sell our appliance products, our growth prospects may be materially and adversely affected.

Our agreements with our channel partners are generally non-exclusive and many of our channel partners have more established relationships with our competitors. If our channel partners do not effectively market and sell our products, if they choose to place greater emphasis on products of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our products may be adversely affected. Similarly, the loss of a substantial number of our channel partners, who may cease marketing our products and services with limited or no notice and with little or no penalty, and our possible inability to replace them, the failure to recruit additional channel partners, or any reduction or delay in their sales of our products and services or conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations. In addition, increases in the proportion of our revenues attributable to sales by channel partners, which are more likely than direct sales to involve collectability concerns at the time of contract execution and product delivery, in particular with channel partners in developing markets, may cause our operating results to fluctuate from period to period.

We operate in an evolving market that has not yet reached widespread adoption and have a history of losses, and we may not be profitable in the future.

We launched our ESM products in January 2002 and our first ArcSight Logger product in December 2006. Because the market for our products is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our operating results and the ultimate size of the market for our products. Although we recorded net income of $28.4 million and $9.9 million for the fiscal years ended April 30, 2010 and April 30, 2009, respectively, we have a history of losses from operations, incurring losses from operations of $1.4 million, $0.3 million and $16.8 million for the fiscal years ended April 30, 2008, 2007 and 2006, respectively. As of April 30, 2010, our accumulated deficit was $8.4 million. We expect our operating expenses to increase over the next several years as we hire additional sales and marketing personnel, expand and improve the effectiveness of our distribution channel program and develop our technology and new products. In addition, we have incurred, and anticipate that we will continue to incur, significant legal, accounting and other expenses relating to being a public company. If our revenues do not increase to offset these expected increases in operating expenses, we may not continue to be profitable in future periods. Our historical revenue growth has been inconsistent and should not be considered indicative of our future performance. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenue, Cost of Revenues and Operating Expenses." Further, in future periods, our revenues could decline and, accordingly, we may not be able to sustain or increase profitability on a consistent basis, which may result in a decline in our common stock price.

If we are unable to successfully develop and market new products, make enhancements to our existing products or expand our offerings into new markets, our business may not grow and our operating results may suffer.

We introduced our most recent ArcSight ESM product in June 2010 and we are currently developing new versions of this product and our Logger product, as well as developing new products in our ETRM platform and new complementary products. Our growth strategy and future financial performance will depend, in part, on our ability to market and sell these products and to diversify our offerings by successfully developing, timely introducing and gaining customer acceptance of new products.

The software in our products, particularly our ArcSight ESM and ArcSight Express products, is especially complex because it must recognize, effectively interact with and manage a wide variety of devices and applications, and identify and respond to new and increasingly sophisticated security threats and other risks, while not impeding the high network performance demanded by our customers. The typical development cycle for a patch to our ESM software is one to three months, a service pack is usually four to six months and a new version or major sub-version is generally 12 to 18 months, and are released when and if available. Customers and industry analysts expect speedy introduction of software to respond to new threats and risks and to add new functionality, and we may be unable to meet these expectations. Since developing new products or new versions of, or add-ons to, existing products is complex, the timetable for their commercial release is difficult to predict and may vary from our historical experience, which could result in delays in their introduction from anticipated or announced release dates. We may not offer updates as rapidly as new threats affect our customers. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position, business and growth prospects will be harmed.

Diversifying our product offerings and expanding into new markets will require significant investment and planning, will bring us more directly into competition with software providers that may be better established or have greater resources than we do, will require additional investment of time and resources in the development and training of our channel and strategic partners and will entail significant risk of failure. Sales of our ArcSight Logger and ArcSight Express products and other products that we may develop and market may reduce revenues of our flagship ESM product and our overall margin by offering a subset of features or capabilities of our flagship ESM product at a reduced price with a lower gross margin. If the average selling price for orders of such alternate products is lower, we may need to sell to a larger number of customers to achieve equivalent revenues, potentially incurring increased sales, marketing and general and administrative expenses in support of those sales. Moreover, increased emphasis on the sale of our appliance products, add-on products or new product lines could distract us from sales of our core ArcSight ESM offering, negatively affecting our overall sales. If we fail or delay in diversifying our existing offerings or expanding into new markets, or we are unsuccessful competing in these new markets, our business, operating results and prospects may suffer.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We derive a portion of our revenues from contracts with federal, state, local and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenues from sales to agencies of the U.S. federal government, either directly by us or through systems integrators and other resellers. In the fiscal years ended April 30, 2010, 2009 and 2008, we derived 32%, 22% and 20% of our revenues, respectively, from contracts with agencies of the U.S. federal government. Accordingly:

- changes in fiscal or contracting policies or decreases in available government funding;
- changes in government programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- changes in political or social attitudes with respect to security issues; and
- potential delays or changes in the government appropriations process, including actions such as spending freezes implemented to address political or fiscal policy concerns,

could cause governments and governmental agencies to delay or refrain from purchasing the products and services that we offer in the future or otherwise have an adverse effect on our business, financial condition and results of operations.

We face intense competition in our market, including with larger, better-known companies, and we may be unable to simultaneously compete effectively for enterprise threat and risk management opportunities at both the large enterprise level and for smaller mid-size customers.

The market for enterprise threat and risk management products is intensely competitive, and we expect competition to increase in the future. We believe that there are three primary sources of competition or potential competition for our products and related professional services:

- custom internal efforts;
- specialized startup companies; and
- large software companies.

A significant source of competition, is represented by custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats and satisfy compliance requirements. While we believe that over the last several years a declining portion of potential customers are undertaking such custom efforts, that apparent trend may not continue. In addition, some organizations have outsourced these functions to managed security services providers.

For customers that choose to purchase a commercial product rather than developing their own solution, a significant number of specialized, privately-held companies, such as LogLogic, netForensics, NitroSecurity, Q1 Labs and SenSage, have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of our products. This includes companies with log management products that are adding SIEM functionality to their offerings and SIEM companies adding some form of log management product to their offerings, as the two fields converge.

We also continue to experience competition from several larger security-focused software vendors, such as EMC, that offer functionality such as ours, primarily SIEM, as a component of suites of products that include software applications for security and compliance and enterprise management, and in some cases as a point solution. Further, as the market for our enterprise threat and risk management platform continues to grow, we expect that large diversified enterprise software and hardware vendors may seek to enter this market, either by way of the organic development of a competing product line or through the acquisition of a competitor. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings.

We anticipate that mergers, acquisitions or consolidations by and among actual and potential competitors will continue to accelerate. For example, in the last five years, IBM has acquired Internet Security Systems, Inc., Micromuse and Consul, Novell acquired e-Security, EMC acquired Network Intelligence and recently announced an agreement to acquire Archer Technologies and TrustWave acquired Intellitactics. Acquisitions such as these present heightened competitive challenges to our business. The consolidation in our industry increases the likelihood of competition based on integration or bundling, particularly where their products and offerings are effectively integrated, and we believe that consolidation in our industry may increase the competitive pressures we face on all our products. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Further, it is possible that continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently customers' willingness to purchase from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with the large system integrators that provide broad ranging products and services for these governmental and civilian customers.

A number of our existing and potential competitors enjoy substantial competitive advantages, such as:

- greater name recognition and longer operating histories;

- larger sales and marketing budgets and resources;
- the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;
- broader distribution and established relationships with distribution partners;
- access to larger customer bases;
- greater customer support;
- greater resources to make acquisitions;
- wider geographic presence;
- lower labor and development costs; and
- substantially greater financial, technical and other resources.

As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, these companies have reduced, and could continue to reduce, the price of their enterprise security and compliance management, log collection and storage products and managed security services, resulting in intensified pricing pressures within our market.


10-K

We may not compete successfully against our current or potential competitors. Companies competing with us may introduce products that have greater performance or functionality, are easier to implement or use, or incorporate technological advances that we have not yet developed or implemented. In addition, companies competing with us may price their products more competitively than ours, or have an entirely different pricing or distribution model, such as making introductory versions with limited functionality available as freeware products. Further, wide adoption of our Common Event Format, which we are promoting as a standard for event logs generated by security and other products, may facilitate development by our competitors and potential competitors.

Increased competition could result in fewer customer orders, price reductions, reduced operating margins and loss of market share. Our larger competitors and potential competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications or geographic presence, or to provide customers a broader range of services and products and price. In addition, large competitors may have more extensive relationships within large enterprises, the federal government or foreign governments, which relationships may provide them with an advantage in competing for business with those potential customers. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that we will be able to compete successfully in the future.

We may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings.

Many large, integrated software companies offer suites of products that include software applications for security and compliance management. In addition, hardware vendors, including diversified, global concerns, offer products that address the security and compliance needs of the enterprises and government agencies that comprise our target market. Further, several companies currently sell software products that our customers and potential customers have broadly adopted, providing them a substantial advantage when they sell products that perform functions substantially similar to some of our products. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. The consolidation in our industry increases the likelihood of competition based on integration or bundling. Customers may also increasingly seek to consolidate their enterprise-level software purchases with a small number of larger companies that can purport to satisfy a broad range of their requirements. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for our products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases with a few large providers, we may be at a competitive disadvantage.

If we are unable to maintain and further develop our relationships with our existing customers, our operating results may decline.

In recent years, the majority of our product revenues has come from sales to existing customers. Many customers make an initial purchase from us and then decide to use our products with respect to a larger portion of their business and technology infrastructure or buy additional complementary products from us. Part of our strategy is to further penetrate our existing customers by expanding their use of our platform across the enterprise and extending their use of our products to new use cases. We may not be effective in executing this or any other aspect of our growth strategy. Our revenue could decline if our current customers do not continue to purchase additional products and services from us, or make follow-on purchases at lower than historical levels.

If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our relationships with, and to our ability to attract, new customers and partners. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, our ability to continue to offer high-quality products and services, and our ability to successfully differentiate our products and services from those of our competitors, especially to the extent that our competitors integrate or bundle competitive offerings with a broader array of products and services that they may offer. Our brand promotion activities may not be successful or yield increased revenues. In addition, extension of our brand to products and uses different from our traditional products and services may dilute our brand, particularly if we fail to maintain the quality of our products and services in these new areas. Moreover, it may be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as we expand into new markets and as more sales are through our channel partners. To the extent that these activities yield increased revenues, these revenues may not offset the expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers and channel partners, all of which would harm our business, operating results and financial condition.

In addition, independent industry analysts often provide reviews of our products and services, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our products and services or view us as a market leader.

We may have difficulty forecasting demand for our appliance products and, because we primarily rely on a single contract manufacturer for manufacture and fulfillment of our appliance products, we may be unable to fulfill orders for these appliance products.

Fulfillment of sales of our appliance products involves hardware manufacturing, inventory, import certification and return merchandise authorization processes. If we fail to accurately predict demand and as a result our manufacturers maintain insufficient hardware inventory or excess inventory, we may be unable to timely deliver ordered products or may have substantial inventory expense. Because our channel partners do not purchase our products in advance of customer orders, we may face additional difficulty in accurately forecasting demand for our hardware products. This difficulty in forecasting could increase as the number of sales transactions that do not directly involve our sales force increases, which is one of the goals of our channel program, since we have limited historical experience upon which to base forecasts for these types of sales transactions. Further, as the size of individual orders increases, we may be unable to cause delivery of unforecasted orders, particularly near the end of quarterly periods. In addition, we primarily use one source for the manufacture and fulfillment of our appliance products and if this equipment vendor fails to manufacture our appliance products or fulfill orders in required volumes, in a timely manner, at a sufficient level of quality, or at all, if it is no longer financially viable or for other reasons, we may be unable to fulfill customer orders and our operating results may fluctuate from period to period, particularly if a disruption occurs near the end of a fiscal period. Disruptions in the manufacture and fulfillment of our products could damage our reputation and relationships with our customers and result in revenue declines and a negative effect on our growth prospects. In addition, if we change our hardware configuration or manufacturer, some countries may require us to reinitiate their import certification process. If we are unable to successfully perform these functions or maintain a relationship with a fulfillment partner that does so for us, our sales, operating results and financial condition may be harmed. In addition, the process of obtaining additional or alternative capacity with a different contract manufacturer would likely result in an increase of cost of goods sold, which could negatively impact our financial performance if we are unable to offset such increases with increases in the prices we charge our customers.

We face risks related to customer outsourcing to managed security service providers.

Some of our customers have outsourced the management of their IT departments or the network security operations function to large systems integrators or managed security service providers, or MSSPs. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by systems integrators or MSSPs. Significant product displacements could impact our revenues and have a negative effect on our business. While to date we have developed a number of successful relationships with MSSPs, they may develop or acquire their own technologies rather than purchasing our products for use in provision of managed security services.

Seasonality may cause fluctuations in our operating results.

We believe that our product revenue has been seasonal historically, increasing in each quarter through the fiscal year, but with the first quarter of our fiscal year having relatively lower product revenue compared to the prior fourth fiscal quarter. However, we believe that there are significant seasonal factors that may cause the second and fourth quarters of our fiscal year to have relatively higher product revenue (with the first and third fiscal quarters each potentially having lower revenue than the immediately preceding fiscal quarter). We believe that this seasonality results from a number of factors, including:

- the timing of our annual sales "club" for top performers and annual training for our entire sales force in our first fiscal quarter;
- the fiscal year end procurement cycle of our government customers;
- the budgeting, procurement and work cycles of our customers, including customers in the public sector;
- seasonal reductions in business activity during the summer months in the United States, Europe and certain other regions; and
- the structure of our direct sales incentive and compensation program, which may reinforce the tendency of our direct sales team to book the largest volume of deals toward the end of our fiscal year.

We believe that our rapid historical growth and the required timing of new compliance mandates may have overshadowed the nature or magnitude of seasonal or cyclical factors that might have influenced our business to date. In addition, the timing of one or more large transactions may overshadow seasonal factors in any particular quarterly period. In the future, we may experience growth from additional compliance and cybersecurity mandates that could continue to mask underlying seasonal purchasing decisions by our customers. Seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our results of operations in the future.

For example, as noted above, the timing of our fiscal quarters and the U.S. federal government's September 30 fiscal year end may impact product sales to governmental agencies in the second quarter of our fiscal year, offsetting the otherwise seasonal downturn in later summer months. Government spending on cybersecurity and new compliance mandates may drive customer demand at different times throughout our fiscal year, the timing of which we may not be able to anticipate and may cause fluctuations in our operating results. In addition, sales to customers with a standard December 31 fiscal year end may have a positive impact on our license revenue in the third quarter of our fiscal year, potentially offsetting the impact of the major holidays during the period. We expect seasonality to continue to impact our business in the future.

Failure to comply with laws or regulations applicable to our business could cause us to lose U.S. government customers or our ability to contract with the U.S. government.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we and our channel partners do business with U.S. government agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, and penalties, termination of contracts and suspension or debarment from government contracting for a period of time with U.S. government agencies. Any such damages, penalties, disruption or limitation in our ability to do business with the U.S. government could have a material adverse effect on our business, operating results and financial condition.

Our government contracts may limit our ability to move development activities overseas and to source components from some countries, which may impair our ability to optimize our product development costs and compete for non-government contracts.

Increasingly, product development and component sourcing are being shifted to lower-cost countries, such as India and China. However, some contracts with U.S. government agencies require that at least 50% of the components of each of our products be of U.S. origin or that each product be substantially transformed in the U.S. or in a country on the U.S. government's list of designated countries. Consequently, our ability to optimize our product development by conducting it overseas and to lower our costs of goods sold by sourcing from lower cost regions may be hampered. Some of our competitors do not rely on contracts with the U.S. government to the same degree as we do and may develop product or source components offshore, or may have the scale to permit them to separately source versions of their competing products for sale to customers other than U.S. government agencies. If we are unable to develop product or source components as cost-effectively as our competitors, our ability to compete for our non-government customers may be reduced and our customer sales may decline, resulting in decreased revenues.

Real or perceived errors, failures or bugs in our products could adversely affect our operating results and growth prospects.

Because we offer very complex products, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Despite testing by us, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures and bugs in some of our product offerings after their introduction.

In addition, our products could be perceived to be ineffective for a variety of reasons outside of our control. Hackers could circumvent our customers' security measures, and customers may misuse our products resulting in a security breach or perceived product failure. We provide a top-level enterprise security and compliance management solution that integrates a wide variety of other elements in a customer's IT and security infrastructure, and we may receive blame for a security breach that was the result of the failure of one of the other elements.

Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Our product liability insurance may not be adequate. Further, provisions in our license agreements with end users that limit our exposure to liabilities arising from such claims may not be enforceable in some circumstances or may not fully protect us against such claims and related liabilities and costs. Defending a lawsuit, regardless of its merit, could be costly and could limit the amount of time that management has available for day-to-day execution and strategic planning or other matters.

Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

In addition, because we are a leading provider of enterprise security products and services, "hackers" and others may try to access our data or compromise our systems. If we are the subject of a successful attack, then our reputation in the industry and with current and potential customers may be compromised and our sales and operating results could be adversely affected.

Incorrect or improper use of our complex products, our failure to properly train customers on how to utilize our products or our failure to properly provide consulting and implementation services could result in customer dissatisfaction and negatively affect our results of operations and growth prospects.

Our ESM products are complex and are deployed in a wide variety of network environments. The proper use of our products, particularly our ESM products, requires training of the end user. If our products are not used correctly or as intended, inadequate performance may result. For example, among other things, deployment of our ESM products requires categorization of IT assets and assignment of business or criticality values for each, selection or configuration of one of our pre-packaged rule sets, user interfaces and network utilization parameters, and deployment of connectors for the various devices and applications from which event data are to be collected. Our customers or our professional services personnel may incorrectly implement or use our products. Our products may also be intentionally misused or abused by customers or their employees or third parties who obtain access and use of our products. Similarly, our ArcSight Express and Logger products, while less complex than our ESM products, are often distributed through channel partners and sold to customers with smaller or less sophisticated IT departments, potentially resulting in sub-optimal installation. This may result in performance that is less than the level anticipated by the end user. Because our customers rely on our product, service and maintenance offerings to manage a wide range of sensitive security, network and compliance functions, the incorrect or improper use of our products, our failure to properly train customers on how to efficiently and effectively use our products, our failure to properly provide consulting and implementation services and maintenance to our customers or our failure to properly provide services for customer SOCs, may result in negative publicity or legal claims against us. For example, as we continue to expand our provision of SOC services, any failure by us to properly provide these high profile services will likely result in lost opportunities for follow-on sales of our software and appliance products in addition to loss of any opportunity to renew the SOC services arrangement.

In addition, if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. If there is substantial turnover of the customer personnel responsible for implementation and use of our products, our product may go unused and our ability to make additional sales may be substantially limited.

If we are unable to maintain effective relationships with our technology partners, we may not be able to support the interoperability of our software with a wide variety of security and other products and our business may be harmed.

A key feature of ArcSight ESM is that it provides out-of-the-box support for many third-party devices and applications that the customer may use in its business and technology infrastructure. To provide effective interoperability, we work with individual product vendors to develop our SmartConnectors, which allow our ArcSight ESM, ArcSight Logger and ArcSight Express products to interface with third party products. In addition, we are promoting the adoption of our Common Event Format as a standard way to format system log events. Some of these technology partners are current or potential competitors of ours. If we are unable to develop and maintain effective relationships with a wide variety of technology partners, if companies adopt more restrictive policies with respect to, or impose unfavorable terms and conditions on, access to their products, or if our Common Event Format is not widely adopted, we may not be able to continue to provide our customers with a high degree of interoperability with their existing IT and business infrastructure, which could reduce our sales and adversely affect our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

In the fiscal years ended April 30, 2010, 2009 and 2008, we derived 29%, 27% and 33% of our revenues, respectively, from customers outside the United States, and we are continuing to expand our international operations as part of our growth strategy. We currently have sales personnel and sales and support operations in Australia, Austria, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, the Netherlands, Poland, Singapore, Spain and the United Kingdom. Our international operations subject us to a variety of risks, including:

- increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
- longer payment cycles and difficulties in collecting accounts receivable, especially in emerging markets, and the likelihood that revenues from international resellers and customers may need to be recognized when cash is received, at least until satisfactory payment history has been established;
- the need to localize our products and licensing programs for international customers;
- differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of encryption technologies and our appliance-based products, which could delay or prevent the sale or use of our products in some jurisdictions;
- weaker protection of intellectual property rights in some countries; and
- overlapping of different tax regimes.

Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition and growth prospects.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental or quasi-governmental customers in countries known to experience corruption, particularly certain emerging countries in East Asia, Eastern Europe, the Middle East, Russia and South America. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or channel partners that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants, sales agents and channel partners. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or channel partners may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have twelve issued patents and a number of patent applications pending in the United States, internationally and in specific foreign countries. Our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted at all. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, enabling other companies to better develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications or otherwise used in our products, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented products or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products and services are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may in the future be subject to intellectual property rights claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software, networking and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated or misused other parties' intellectual property rights, and, to the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and network security technology in particular. There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our products or product features and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

We rely on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

We utilize various types of software licensed from unaffiliated third parties in order to provide certain elements of our product offering. For example, we license database software from Oracle that we integrate with our ESM product. Our agreement with Oracle permits us to distribute Oracle software in our products to our customers and partners worldwide through May 2011. See the section entitled "Item 1. Business — Intellectual Property — Oracle License Agreement." Any errors or defects in this third-party software could result in errors that could harm our business. In addition, licensed software may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for third-party software, any loss of the right to use any of this software could result in delays in producing or delivering our software until equivalent technology is identified and integrated, which delays could harm our business. Our business would be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in our product shipments and the release of new product offerings. Furthermore, we might be forced to limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate a functional equivalent of the software.

If we are unable to attract and retain personnel, our business would be harmed.

We depend on the continued contributions of our senior management and other key personnel, in particular Tom Reilly and Hugh Njemanze, the loss of whom could harm our business. All of our executive officers and key employees are at-will employees, which means they may terminate their employment relationship with us at any time. We do not maintain a key-person life insurance policy on any of our officers or other employees.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development and professional service departments. We face intense competition for qualified individuals from numerous security, software and other technology companies. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Qualified individuals are in high demand. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

If we fail to manage future growth effectively, our business would be harmed.

We operate in an emerging market and have experienced, and may continue to experience, significant expansion of our operations. In particular, we grew from 335 employees as of April 30, 2008 to 400 employees as of April 30, 2009, and then to 512 employees as of April 30, 2010. This growth has placed, and will continue to place, a strain on our employees, management systems and other resources. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed under "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our products. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our products, to release proprietary source code, to discontinue the sale of our products in the event re-engineering could not be accomplished on a timely basis or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and channel partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. The term of these indemnity provisions is generally perpetual after execution of the corresponding product sale agreement. Large indemnity payments could harm our business, operating results and financial condition.

Changes or reforms in the law or regulatory landscape could diminish the demand for our solutions, and could have a negative impact on our business.

One factor that drives demand for our products and services is the legal and regulatory framework in which our customers operate. Laws and regulations are subject to drastic changes, and these could either help or hurt the demand for our products. Thus, some changes in the law and regulatory landscape, such as legislative reforms that limit corporate compliance obligations, could significantly harm our business.

Future acquisitions could disrupt our business and harm our financial condition and results of operations.

We have expanded by acquisition in the past, and we may pursue additional acquisitions in the future, any of which could be material to our business, operating results and financial condition. Our ability as an organization to successfully acquire and integrate technologies or businesses on a larger scale is unproven. Acquisitions involve many risks, including the following:

- an acquisition may negatively impact our results of operations because it may require us to incur charges and substantial debt or liabilities, may cause adverse tax consequences, substantial depreciation or deferred compensation charges, may result in acquired in-process research and development expenses or in the future may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may not generate sufficient financial return to offset acquisition costs;
- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired products; and
- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience.

If we fail to maintain an effective system of internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of The NASDAQ Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms. As part of this effort, we have licensed, and our currently in the process of implementing, a new company-wide integrated enterprise resource planning, or ERP, system to handle our various business, operating and financial processes. The implementation of the ERP system is an extremely complex and time-consuming project. Any failure to properly implement, or the delay in the implementation of, the new ERP system could have an adverse impact on our operating results.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions, and the degree of compliance with the policies or procedures may deteriorate. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports filed with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources and provide significant management oversight, which involve substantial accounting-related costs. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to continue to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

We have not yet implemented a complete disaster recovery plan or business continuity plan for our accounting and related information technology systems. Any disaster could therefore materially impair our ability to maintain timely accounting and reporting.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, which could adversely affect our operating results.

Due to prior period losses, we have generated significant federal and state net operating loss carry-forwards, which expire beginning in fiscal 2020 and fiscal 2015, respectively. U.S. federal and state income tax laws limit the amount of these carry-forwards we can utilize upon a greater than 50% cumulative shift of stock ownership over a three-year period, including shifts due to the issuance of additional shares of our common stock, or securities convertible into our common stock. We have previously experienced a greater than 50% shift in our stock ownership, which has limited our ability to use a portion of our net operating loss carry-forwards, and we may experience subsequent shifts in our stock ownership. Accordingly, there is a risk that our ability to use our existing carry-forwards in the future could be further limited and that existing carry-forwards would be unavailable to offset future income tax liabilities, adversely affecting our operating results.

Governmental export or import controls could subject us to liability or limit our ability to compete in foreign markets.

Our products incorporate encryption technology and may be exported outside the U.S. only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our products, including new releases of our products, may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether. In addition, various countries regulate the import of our appliance-based products and have enacted laws that could limit our ability to distribute products or could limit our customers' ability to implement our products in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by existing customers with international operations, declining adoption of our products by new customers with international operations and decreased revenues. If we fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties and our products may be denied entry into other countries.

We may become a party to litigation that may negatively affect our business results of operations or financial condition.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including employment litigation. Such matters can be expensive and disruptive to normal business operations. In addition, the outcome of litigation is highly uncertain and an unfavorable outcome in such litigation could have a negative effect on our business, results of operations or financial condition.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our operating results;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- ratings or other changes by any securities analysts who follow our company or our industry;
- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, such as the continuing volatility in the financial markets;
- lawsuits threatened or filed against us; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The NASDAQ Global Market on which our common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, particularly technology companies. Broad market fluctuations such as these may have and could continue to adversely affect the market price of our common stock. Even prior to the continuing volatility in the financial markets, stock prices of many technology companies had fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

If securities or industry analysts cease publishing research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. Securities analysts and industry analysts that currently cover us may cease to do so, negatively impacting the trading price for our stock. If one or more of the analysts who cover us or our industry downgrade our stock or the stock of other companies in our industry, or publish inaccurate or unfavorable research about our business or industry, our stock price would likely decline. If one or more of these analysts fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Delaware law, provisions in our restated certificate of incorporation and amended and restated bylaws and the concentration of our ownership could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

- our board of directors is classified into three classes of directors with staggered three-year terms;
- currently only our president and chief executive officer, our lead independent director or a majority of our board of directors is authorized to call a special meeting of stockholders;
- our stockholders are only able to take action at a meeting of stockholders and not by written consent;
- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;
- directors may be removed from office only for cause;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and
- advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.


10-K

In addition, as of July 1, 2010 our directors and executive officers, together with their affiliates, beneficially own in the aggregate 20.1% of our outstanding common stock (including options exercisable by those holders within 60 days of that date). Further, holders that together with their affiliates, hold 5% or more of our outstanding common stock, but who are not affiliated with our directors and executive officers, beneficially own in the aggregate an additional 20.1% of our outstanding common stock as of July 1, 2010. As a result, our directors and officers and their affiliates, collectively, or our largest stockholders, acting together, may be able to impede a merger, consolidation or sale of all or substantially all of our assets.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate headquarters and research and development facilities occupy approximately 116,000 square feet in Cupertino, California under a lease that expires on May 31, 2017. In addition to our principal office space in Cupertino, we lease facilities for use as sales and local support offices in various cities in the United States and internationally. We believe our facilities are adequate for our needs for at least the next 12 months. We also anticipate that suitable additional or alternative space will be reasonably available to accommodate foreseeable expansion of our operations.

Item 3. *Legal Proceedings*

We are subject to various claims, complaints and legal actions that arise in the normal course of business from time to time. We do not believe we are party to any currently pending legal proceedings the outcome of which will have a material adverse effect on our operations or financial position. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flows.

Item 4. *(Removed and Reserved)*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Our common stock has been listed on The NASDAQ Global Market under the symbol "ARST" since our IPO in February 2008. The following table sets forth, for the periods indicated, the high and low intra-day prices for our common stock as reported on The NASDAQ Global Market.

Fiscal 2009	High	Low
First Quarter	$11.74	$7.19
Second Quarter	13.00	5.25
Third Quarter	10.00	4.17
Fourth Quarter	16.10	7.70
Fiscal 2010	**High**	**Low**
First Quarter	$20.80	$13.52
Second Quarter	25.99	16.90
Third Quarter	29.24	22.15
Fourth Quarter	29.33	22.58
Fiscal 2011	**High**	**Low**
First Quarter (through July 6, 2010)	$25.77	$17.51

Stockholders

As of July 1, 2010, we had approximately 41 record holders of our common stock.

Stock Price Performance Graph

The following graph shows a comparison from February 14, 2008 (the date our common stock commenced trading on The NASDAQ Global Market) through April 30, 2009 of the cumulative total return for an investment of $100 (and the reinvestment of dividends) in our common stock, the NASDAQ Composite Index and the NASDAQ Computer and Data Processing Index. Such returns are based on historical results and are not intended to suggest future performance.


COMPARISON OF 26 MONTH CUMULATIVE TOTAL RETURN*
Among ArcSight, Inc., the NASDAQ Composite Index
and the NASDAQ Computer & Data Processing Index
$350
$300
$250
$200
$150
$100
$50
$0
2/14/08
4/08
7/08
10/08
1/09
4/09
7/09
10/09
1/10
4/10
ArcSight, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 2/14/08 in stock or 1/31/08 in index, including reinvestment of dividents. Fiscal year ending April 30.

The above information under the heading "Stock Price Performance Graph" shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and shall not be incorporated by reference into any registration statement or other document filed by us with the Securities and Exchange Commission, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of April 30, 2010. All outstanding awards relate to our common stock.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	6,734,350	$10.41	4,222,243
Equity compensation plans not approved by security holders	—	—	—
Total	6,734,350	$10.41	4,222,243

(1) Prior to our IPO, we issued securities under our 2002 Stock Plan, as amended, and our 2000 Stock Incentive Plan. Following our IPO, we issued securities under our 2007 Equity Incentive Plan ("2007 Plan") and our 2007 Employee Stock Purchase Plan ("ESPP").

Under the 2007 Plan we may issue stock awards, including but not limited to restricted stock awards, restricted stock units, stock bonus awards, stock appreciation rights and performance share awards. The 2007 Plan contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each year from 2009 through 2012 by an amount equal to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. It is the policy of our board of directors that non-employee directors are granted options to purchase 25,000 shares of common stock under the 2007 Plan upon initial election or appointment to the board. Similarly, on the date of the first board meeting following each annual stockholder meeting each non-employee director will automatically be granted options to purchase 10,375 shares of common stock under the 2007 Plan pursuant to that policy. The board may also make discretionary grants to purchase common stock to any non-employee director.

Under the 2007 ESPP we may grant options for the purchase of our common stock. The 2007 ESPP contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each of 2009 through 2016, by an amount equal to 1% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion determines to make a smaller increase.

Recent Sales of Unregistered Securities

For the fiscal quarter ended April 30, 2010, we did not sell any unregistered securities.

Use of Proceeds from Public Offering of Common Stock

The Form S-1 Registration Statement (Registration No. 333-145974) relating to our IPO was declared effective by the SEC on February 14, 2008, and the offering commenced that day. Morgan Stanley & Co. Incorporated acted as the sole book-running manager for the offering, and Lehman Brothers Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation acted as co-managers of the offering.

The net proceeds to us of our IPO after deducting underwriters' discounts and offering expenses were $45.9 million. Through April 30, 2010, we did not use any of the net proceeds. We expect to use the net proceeds for general corporate purposes, including working capital and potential capital expenditures and acquisitions. Although we may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Our management will retain broad discretion in the allocation and use of the net proceeds of our IPO, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending specific utilization of the net proceeds as described above, we have invested the net proceeds of the offering in short-term, interest-bearing obligations. The goal with respect to the investment of the net proceeds will be capital preservation and liquidity so that such funds are readily available to fund our operations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the fiscal year ended April 30, 2010, we did not repurchase any equity securities.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. Our historical results of operations are not necessarily indicative of results to be expected for any future period.

Consolidated Statements of Operations Data:	Fiscal Year Ended April 30,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Revenues:					
Products	$106,568	$80,616	$63,765	$43,989	$ 22,859
Maintenance	54,736	38,521	27,607	18,762	11,473
Services	20,080	17,031	10,173	7,082	5,103
Total revenues	181,384	136,168	101,545	69,833	39,435
Cost of revenues:					
Products	12,969	8,595	4,767	2,569	1,769
Maintenance(1)	9,503	6,861	5,691	3,498	2,085
Services(1)	13,340	9,875	5,800	3,521	2,942
Total cost of revenues	35,812	25,331	16,258	9,588	6,796
Gross profit	145,572	110,837	85,287	60,245	32,639
Operating expenses(1):					
Research and development	26,266	22,537	19,762	14,535	12,154
Sales and marketing	73,658	56,279	53,453	36,587	24,309
General and administrative	26,269	20,278	13,422	9,453	12,978
Total operating expenses	126,193	99,094	86,637	60,575	49,441
Income (loss) from operations	19,379	11,743	(1,350)	(330)	(16,802)
Other income (expense), net	(399)	734	472	462	219
Income (loss) before provision for income taxes	18,980	12,477	(878)	132	(16,583)
Provision (benefit) for income taxes	(9,407)	2,564	1,131	389	163
Net income (loss)	$ 28,387	$ 9,913	$(2,009)	$ (257)	$(16,746)
Net income (loss) per common share, basic	$ 0.85	$ 0.32	$ (0.08)	$ (0.03)	$ (2.24)
Net income (loss) per common share, diluted	$ 0.78	$ 0.30	$ (0.08)	$ (0.03)	$ (2.24)
Shares used in computing basic net income (loss) per common share	33,434	31,233	25,936	10,042	7,469
Shares used in computing diluted net income (loss) per common share	36,197	33,550	25,936	10,042	7,469

(1) Stock-based compensation expense is included above as follows:

	2010	2009	2008	2007	2006
Cost of maintenance revenues	$ 445	$ 216	$ 106	$ 3	$ 5
Cost of services revenues	225	142	115	14	5
Research and development	2,177	1,342	1,356	501	1,950
Sales and marketing	3,418	2,451	2,685	661	210
General and administrative	3,941	1,994	664	350	5,948
Total stock-based compensation expense	$10,206	$6,145	$4,926	$1,529	$8,118

Revenues in fiscal 2007 and prior years were impacted by revenues related to multiple element sales transactions consummated for which the revenues were deferred because we did not have vendor-specific objective evidence of fair value, or VSOE, for some product elements that were not delivered in the fiscal year of the transaction. Following identification in mid-fiscal 2007 of transactions with such undelivered elements, with respect to some of these transactions, we and our customers amended the contractual terms to remove the undelivered product elements and in other instances we have since delivered such product elements. The net impact of these transactions reduced revenues in fiscal 2006 by $6.3 million and increased revenues in fiscal 2010, 2009, 2008 and 2007 by $0.9 million, $0.9 million, $2.9 million and $1.8 million, respectively. See "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues, Cost of Revenues and Operating Expenses" for additional details, including the net amounts involved. While similar multiple element transactions with undelivered elements for which we lack VSOE may be identified prospectively in future periods, we expect that in future periods the comparison of revenues period-to-period will not be impacted to the same extent by similar transactions.

	As of April 30,				
	2010	2009	2008	2007	2006
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$149,371	$ 90,467	$ 71,946	$16,917	$16,443
Working capital (deficit)	123,773	74,549	46,711	(3,811)	5,377
Total assets	226,203	141,161	118,579	48,990	32,926
Current and long-term debt	—	—	—	—	—
Convertible preferred stock	—	—	—	26,758	26,758
Common stock and additional paid-in capital	144,273	113,781	101,574	23,479	19,383
Total stockholders' equity	135,576	76,673	54,769	5,130	1,433

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operations for the fiscal year ended April 30, 2010 included herein. This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled "Risk Factors," set forth in Part I, Item 1A of this Form 10-K and in our other SEC filings. We disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

We are a leading provider of enterprise threat and risk management solutions that protect businesses and government agencies. Our enterprise threat and risk management platform collects, consolidates and correlates network and user activity data across the enterprise so that businesses can rapidly detect, diagnose and manage both internal and external threats and risks across the organization for activities associated with critical assets and processes. With our enterprise threat and risk management platform and products, organizations can use the ArcSight platform to reduce risk, identify vulnerabilities, comply with regulations and protect their high-value digital assets from cyber-theft, cyber-fraud, cyber-warfare and cyber-espionage.

Our SIEM products, ArcSight ESM and ArcSight Express, deliver a centralized, real-time view of all activity or events across geographically dispersed and heterogeneous business and technology infrastructures. Our log management products collect and store activity and event data for regulatory compliance, reporting and forensic analysis. Working together, these products collect, consolidate and correlate massive amounts of activity data, in the form of log events, from thousands of security point solutions, network and computing devices, databases and applications, enabling intelligent identification, prioritization and response to compliance and corporate policy violations, and external and insider threats. Our specialized software and application packages deliver pre-packaged analytics and reports tailored to specific compliance and security initiatives, such as Sarbanes-Oxley (SOX), PCI, user monitoring and fraud detection.

We were founded in May 2000 and first sold our initial ESM product in June 2002. We initially funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. Our revenues have grown from $32.8 million in fiscal 2005 to $181.4 million in fiscal 2010.

In February 2008, we completed our IPO in which we sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. We raised a total of $54.0 million in gross proceeds from our IPO, or $45.9 million in net proceeds after deducting underwriting discounts of $3.8 million and offering expenses of $4.3 million.

We achieved positive cash flows from operations in fiscal 2004 through 2010. We generated $45.7 million and $16.8 million in cash from our operating activities during fiscal 2010 and 2009, respectively, and we generally expect to continue to generate positive cash flows from operating activities on an annual basis. As of April 30, 2010, we had cash, cash equivalents and marketable securities of $149.4 million, net accounts receivable of $33.6 million, and an aggregate of $27.2 million in accounts payable and accrued liabilities.

10-K

Important Factors Affecting Our Operating Results and Financial Condition

We believe that the market for our products is still in the early stages of development, but may be entering a stage of more widespread adoption. We have identified factors that we expect to play an important role in our future growth and profitability. These factors are:

Development and Introduction of New Products. We believe it is important that we continue to develop or acquire new products and services that will help us capitalize on opportunities in the enterprise threat and risk management market. An example of a new product introduced in fiscal 2010 is ArcSight FraudView, an appliance product that detects online fraud by evaluating and scoring financial transactions. We continue the enhancement of our SIEM and log management products and solutions, such as enhanced location-based intelligence for our ESM products in May 2009, an updated version of our ArcSight Express product in March 2010 and version 4.5 of our ArcSight Logger product in June 2010. In addition, we continue to develop and release updates to complementary solution packages for our SIEM and log management products.

Sales of Products to New Customers and Continued Sales to Our Installed Base. The market for enterprise threat and risk management solutions is growing, with initial purchases often driven by corporate compliance initiatives, and federal government cyber-security spending priorities. A key component of our growth will depend on our ability to sell our products to new customers. An initial sale typically involves the sale of our SIEM or log management products, in combination with each other or with our complementary solution packages to address a specific compliance or security use case, such as SOX, PCI, user monitoring or fraud detection. Many customers make an initial purchase from us and then decide whether to use our products with respect to a larger portion of their business and technology infrastructure or buy additional complementary products from us. Thus, another key component of our growth will be our ability to ensure initial customer success and successfully maintain and further develop the relationships with our existing customers to cover additional use cases. While historically our initial sale to a customer has involved our ESM products, we anticipate that a growing proportion of future new customers will be a result of initial sales of our ArcSight Logger products, our ArcSight Express product and our other products sold in an appliance form factor. We may not be able to generate the level of subsequent sales that we have historically experienced with our ESM customers.

Further Development of Our Channel Network and Our Relationships with System Integrators. Historically, we have sold our products primarily through our direct sales force, with sales to government or international customers through systems integrators and resellers. In recent years, we expanded our sales channel to assist us in penetrating the mid-market, particularly as we expanded our appliance-based offerings. We believe that our current and any new appliance-based products that we develop will be sold more effectively through resellers and, if we are successful in introducing these new products, we will become more dependent on the development of an effective channel network. In addition to continuing to develop additional "channel-ready" products and versions of our products designed for use by smaller enterprises, further training, certification and development of our existing channel partners to improve their effectiveness will be a key factor in the success of this strategy. Further, we believe that strong relationships with major system integrators will facilitate sales to large enterprises and governmental customers, particularly for use cases beyond traditional security and compliance.

Sources of Revenues, Cost of Revenues and Operating Expenses

Our sales transactions typically include the following elements: license fees paid for the use of our software and appliance products in perpetuity or, in limited circumstances, for a specified term; an arrangement for first-year support and maintenance, which includes unspecified software updates and upgrades; and professional services for installation, implementation and training. The majority of our revenues are derived from sales of our enterprise threat and risk management products, primarily ArcSight ESM and Logger, and we expect this to continue for the foreseeable future. We sell our products and services through our direct sales force, channel partners and system integrator partners, although the emphasis varies from region to region. For example, we primarily sell through resellers and other channel partners internationally, while our sales to U.S. federal government customers are typically through our direct sales force, resellers and system integrators.

Our strategy is to make our products available in the form factor desired by the customer. Consequently, our SIEM, log management and related products are available as software, as appliances or as packages of software and appliances. However, our appliance products generally have lower gross margins than our software products.

We recognize revenues pursuant to generally accepted accounting principles or GAAP, in accordance with Accounting Standards Codification, or ASC, Topic 985-605, *Software Revenue Recognition*, as amended, or ASC 985-605. ASC 985-605 provides that, if revenues are to be recognized upon product delivery, among other things vendor-specific objective evidence of fair value, or VSOE, for each undelivered element of multiple element customer contracts is required. In addition, if we determine that collectibility is not reasonably assured, we defer the revenues until collectibility becomes reasonably assured, generally upon receipt of cash.

Deferred revenue and accounts receivable are reported net of adjustments for sales transactions invoiced during the period that are recognized as revenue in a future period once cash is received and all other revenue recognition criteria have been met, which are sometimes referred to as net-down adjustments. Accordingly, we believe that in order to understand the change in both deferred revenue and accounts receivable from one period to another, the impact of these net-down adjustments should be considered.

Historically sales to U.S. commercial and governmental entities have represented a majority of our revenues, while international sales, including sales to agencies of foreign governments, have represented a smaller portion of our revenues. While the vertical make-up of our revenues will vary from period to period, over the long term we expect revenues from sales to U.S. commercial and governmental entities to each continue to grow in absolute dollars, and we expect that sales to customers outside of the United States will continue to grow in absolute dollars over the long term.

Product Revenues

Product revenues consist of license fees for our software products and sales of our appliance products. License fees are based on a number of factors, including the type and number of devices that a customer intends to monitor using our software as well as the number of users and locations. In addition to our core solution, some of our customers purchase additional licenses for optional extension modules that provide enhanced discovery and analytics capabilities. Sales of our appliance products consist of sales of the appliance hardware and associated perpetual licenses to the embedded software. We introduced our first appliance products in June 2006 and our first ArcSight Logger product, our most widely adopted appliance product to date, in December 2006. Appliance fees are based on the number of appliances purchased and, in some cases, on the number of network devices with which our customer intends to use the appliances. We generally recognize product revenues at the time of product delivery, provided all other revenue recognition criteria have been met.

Historically, we have engaged in long sales cycles with our customers, typically three to six months and more than a year for some sales, and many customers make their purchase decisions in the last month of a fiscal quarter, following procurement trends in the industry. Further, average deal size can vary considerably depending on our customers' configuration requirements, implementation plan and budget availability. As a result, it is difficult to predict timing or size of product sales on a quarterly basis. In addition, we may fail to forecast sufficient production of our appliance products, or we may be unable to physically deliver appliances within the quarter, depending on the proximity of the order to the end of the quarter. These situations may lead to delay of revenues until we can deliver products. The loss or delay of one or more large sales transactions in a quarter could impact our operating results for that quarter and any future quarters into which revenues from that transaction are delayed.

In addition, we believe that our product revenue has been somewhat seasonal historically, increasing in each quarter through the fiscal year, but with the first quarter of our fiscal year typically having relatively lower product revenue compared to the prior fourth fiscal quarter. However, we believe that there are significant seasonal factors that may cause the second and fourth quarters of our fiscal year to have relatively higher product revenue (with the first and third fiscal quarters each potentially having lower revenue than the immediately preceding fiscal quarter). We believe that this seasonality results from a number of factors, including:

- the timing of our annual sales "club" for top performers and annual training for our entire sales force in our first fiscal quarter;
- the fiscal year end procurement cycle of our government customers;
- the budgeting, procurement and work cycles of our customers, including customers in the public sector;
- seasonal reductions in business activity during the summer months in the United States, Europe and certain other regions; and
- the structure of our direct sales incentive and compensation program, which may reinforce the tendency of our direct sales team to book the largest volume of deals toward the end of our fiscal year.

We believe that our rapid historical growth and the required timing of new compliance mandates may have overshadowed the nature or magnitude of seasonal or cyclical factors that might have influenced our business to date. In addition, the timing of one or more large transactions may overshadow seasonal factors in any particular quarterly period. In the future, we may experience growth from additional compliance and cybersecurity mandates that could continue to mask underlying seasonal purchasing decisions by our customers. Seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our results of operations in the future.

For example, as noted above, the timing of our fiscal quarters and the U.S. federal government's September 30 fiscal year end may impact product sales to governmental agencies in the second quarter of our fiscal year, offsetting the otherwise seasonal downturn in later summer months. Government spending on cybersecurity and new compliance mandates may drive customer demand at different times throughout our fiscal year, the timing of which we may not be able to anticipate and may cause fluctuations in our operating results. In addition, sales to customers with a standard December 31 fiscal year end may have a positive impact on our license revenue in the third quarter of our fiscal year, potentially offsetting the impact of the major holidays during the period. We expect seasonality to continue to impact our business in the future.

As of April 30, 2010, 2009 and 2008, deferred product revenues were $10.8 million, $9.8 million and $13.6 million, respectively. Included in deferred product revenues as of April 30, 2010, 2009 and 2008 were $0.5 million, $1.3 million and $2.2 million, respectively, related to multiple element arrangements where one or more product elements for which we did not have VSOE remained undelivered. The remainder of deferred product revenues as of April 30, 2010, 2009 and 2008 were $10.3 million, $8.5 million and $11.4 million, respectively, and primarily related to product revenues to be recognized ratably over the term of the maintenance arrangements, prepayments in advance of delivery and other delivery deferrals. Deferred revenue and accounts receivable are reported net of adjustments for sales transactions invoiced during the period that are recognized as revenue in a future period once cash is received and all other revenue recognition criteria have been met. These net-down adjustments decrease both accounts receivable and deferred revenue. Accordingly, we believe that in order to understand the change in both deferred revenue and accounts receivable from one period to another the impact of these net-down adjustments should be considered. As of April 30, 2010, 2009 and 2008, deferred product revenues of $10.8 million, $9.8 million and $13.6 million, respectively, were reduced by net-down adjustments of $10.1 million, $5.4 million and $3.3 million, respectively. Our operating results in any particular quarterly period in fiscal 2010 may be similarly impacted by the recognition of previously deferred revenue, where the associated costs were recorded in prior periods. See "Critical Accounting Policies, Significant Judgments and Estimates — Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies — Revenue Recognition") elsewhere in this report.

Maintenance Revenues

Maintenance includes rights to unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and internet and telephone access to maintenance personnel. Maintenance revenues are generated both from maintenance that we agree to provide in connection with initial sales of software and hardware products and from maintenance renewals. We generally sell maintenance on an annual basis. We offer two levels of maintenance-standard and premium. The premium level is for customers that require 24-hour coverage seven days a week. In most cases, we provide maintenance for sales made through channel partners. In addition, we sell an enhanced maintenance offering that provides frequent security content updates for our software. Maintenance fees are treated as deferred revenue at the time the maintenance agreement is initiated and recognized ratably over the term of the maintenance agreement. As our customer base expands, we expect maintenance revenues to continue to grow, as maintenance is sold to new customers and existing customers renew.

As of April 30, 2010, deferred maintenance revenues were $46.7 million, of which $39.1 million represented current deferred maintenance revenues. As of April 30, 2009, deferred maintenance revenues were $32.4 million, of which $26.7 million represented current deferred maintenance revenues. As of April 30, 2008, deferred maintenance revenues were $24.3 million, of which $20.0 million represented current deferred maintenance revenues. Deferred maintenance revenues relate to advanced payments for support contracts that are recognized ratably. As of April 30, 2010, 2009 and 2008, the deferred maintenance revenues of $46.7 million, $32.4 million and $24.3 million, respectively, were reduced by net-down adjustments of $3.9 million, $2.6 million and $1.5 million, respectively. Net-down adjustments decrease both accounts receivable and deferred revenue and typically relate to billed but unpaid customer transactions for maintenance renewal support terms where services have not yet been provided, or where revenue from the customer is only recognized when cash has been paid and all other revenue recognition criteria have been met. See "Critical Accounting Policies, Significant Judgments and Estimates — Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies — Revenue Recognition") elsewhere in this report.

Services Revenues

Services revenues are generated from sales of services to our customers, including installation and implementation of our software, consulting and training. Professional services are not essential to the functionality of the associated software products. During fiscal 2009 and 2010, we continued to enter into an increasing number of service engagements to staff and manage the security operations center, or SOCs, of certain large customers. SOC engagements are typically longer in duration than other services engagements and support the day-to-day monitoring of customer SOC environments. We generally sell our services on a time-and-materials basis and recognize revenues as the services are performed. Services revenues have generally increased over time as we have sold and delivered installation and training services to our new customers and continued to sell training and consulting services to our existing customers, including our new SOC services.

As of April 30, 2010, 2009 and 2008, deferred service revenues were $3.4 million, $2.9 million and $3.4 million, respectively, in each case all of which represented current deferred services revenues. Deferred services revenues relate to customer payments in advance of services being performed. As of April 30, 2010, 2009 and 2008, the deferred service revenues of $3.4 million, $2.9 million and $3.4 million, respectively were reduced by net-down adjustments of $1.0 million, $1.0 million and $0.7 million, respectively. Net-down adjustments decrease both accounts receivable and deferred revenue and typically relate to billed but unpaid customer transactions for service engagements where services have not yet been provided, or where revenue from the customer is only recognized when cash has been paid and all other revenue recognition criteria have been met. See "Critical Accounting Policies, Significant Judgments and Estimates — Revenue Recognition" and Note 2 to our Consolidated Financial Statements ("Significant Accounting Policies — Revenue Recognition") elsewhere in this report.

Cost of Revenues

Cost of revenues for our software products consists of third-party royalties and license fees for licensed technology incorporated into our software product offerings. Cost of revenues for appliance products consists of the hardware costs of the appliances and third-party royalties for licensed technology. The cost of product revenues is primarily impacted by the mix of software and appliance products as well as the relative ratio of third-party royalty bearing products included in software sales transactions. Sales of our appliance products are generally at a lower gross margin than sales of our software products.

Cost of maintenance revenues consists primarily of salaries and benefits related to maintenance personnel, royalties and other out-of-pocket expenses, and facilities and other related overhead.

Cost of services revenues consists primarily of the salaries and benefits of personnel, travel and other out-of-pocket expenses, facilities and other related overhead that are allocated based on the portion of the efforts of such personnel that are related to performance of professional services, and cost of services provided by subcontractors for professional services. Services gross margin may fluctuate as a result of periodic changes in our use of third party service providers, resulting in lower or higher gross margins for these services.

Gross margins may fluctuate from period to period as a result of the mix of software, appliances and services as components of revenue. However, in general over the longer term, we expect gross margins to fluctuate around current levels.

Operating and Non-Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits of personnel engaged in the development of new products, the enhancement of existing products, quality assurance activities and, to a lesser extent, facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our products.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions and benefits related to sales and marketing personnel and consultants; travel and other out-of-pocket expenses; expenses for marketing programs, such as for trade shows and our annual users conference, marketing materials and corporate communications; and facilities costs and other related overhead. Commissions on sales of products and maintenance are typically accrued and expensed when the respective revenue elements are ordered. Commissions on sales of services are typically accrued and expensed when the services were ordered. We pay commissions for channel sales not only to our channel sales force but also to our direct sales force in an effort to minimize channel conflicts as we develop our channel network. We intend to hire additional sales personnel, initiate additional marketing programs and further develop and build additional relationships with resellers and systems integrators on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase for the foreseeable future in absolute dollars.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits related to general and administrative personnel and consultants; accounting and legal fees; insurance costs and facilities costs and other related overhead. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and additional legal, accounting and other expenses in connection with our reporting and compliance obligations as a public company.

Other Income (Expense), Net. Other income (expense), net consists of interest earned on our cash investments and foreign currency-related gains and losses. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates.

Accounting for Income Taxes. Our provision for income taxes is calculated in compliance with ASC Topic 740, *Accounting for Income Taxes*, or ASC 740, and other related guidance, and generally consists of tax expense related to current period earnings. We estimate income taxes in each of the jurisdictions in which we operate. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss and tax credit carry-forwards, if it is more likely than not that the tax benefits will be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. These deferred tax assets and liabilities are included within the consolidated balance sheets.

To the extent a deferred tax asset cannot be recognized a valuation allowance is established to reduce our deferred tax assets to the amount that is more likely than not to be realized. A valuation allowance is maintained until sufficient evidence exists to support the reversal of all or some portion of these allowances. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. As of April 30, 2010, and in accordance with ASC 740, we evaluated our need for a valuation allowance based on historical evidence, trends in profitability and expectations of future taxable income, and determined that a valuation allowance against deferred tax assets was no longer necessary. As such, we released $18.6 million of the valuation allowance as an offset against all of our U.S. and state deferred tax assets resulting in a net benefit in our provision for income taxes.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs regarding likely occurrences in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock and stock-based awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, accounting for income taxes, accounting for uncertainties in income taxes, contingencies and litigation, allowances for doubtful accounts, and accrued liabilities. Actual results may differ from those estimates, and any differences may be material to our financial statements. Further, if we apply different factors, or change the method by which we apply the various factors that are used, in making our critical estimates and judgments, our reported operating results and financial condition could be materially affected.

Revenue Recognition

We recognize revenues in accordance with ASC 985-605. Accordingly, we exercise judgment and use estimates in connection with the determination of the amount of product, maintenance and services revenues to be recognized in each accounting period.

We derive revenues primarily from three sources: (i) sales of our software and hardware products, (ii) fees for maintenance to provide unspecified upgrades and customer technical support, and (iii) fees for services, including professional services for product installation, implementation, staffing and management services for SOCs and training. Our appliance products contain software that is more than incidental to the functionality of the product. In accordance with the guidance, we recognize revenues when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- the fee is fixed or determinable;
- product delivery has occurred or services have been rendered; and
- collection is considered probable.

We typically use a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of our shrinkwrap or end-user license agreement as evidence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or forfeiture, concession or other adjustment. We do not generally grant rights of return or price protection to our distribution partners or end users, other than limited rights of return during the warranty period in some cases. We use shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify product delivery to the customer. For perpetual software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance is considered to occur on a straight-line basis ratably over the life of the contract. We consider probability of collection based on a number of factors, such as creditworthiness of the customer as determined by credit checks and analysis, past transaction history, the geographic location and financial viability. We do not require, nor do we request, collateral from customers. If we determine that collectibility is not reasonably assured, we defer the revenues until collectibility becomes reasonably assured, generally upon receipt of cash. A net-down adjustment may be recorded in cases where sales transactions have been invoiced but are recognized on cash receipt, for invoiced but unpaid sales transactions related to post-contract customer support obligations for which the term has not commenced, or for invoiced but unpaid service engagements where services have not yet been provided. Net-down adjustments decrease both accounts receivable and deferred revenue. Any such transactions included in accounts receivable and deferred revenue at period end are reflected on the balance sheet on a net basis.

Our sales of software products to date have typically been multiple element arrangements, which have included software licenses and corresponding maintenance, and have also generally included some amount of professional services. Our sales of appliance products to date have been multiple element arrangements as well, which included hardware, software licenses and corresponding maintenance, and have also generally included some amount of professional services. We allocate the total arrangement fee among these multiple elements based upon their respective fair values as determined by VSOE or, if applicable, by the residual method under the guidance. VSOE for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when those services are sold separately. If we cannot objectively determine the fair value of any undelivered element in a multiple element arrangement, we defer revenues for each element until all elements have been delivered, or until VSOE can objectively be determined for any remaining undelivered element. If VSOE for maintenance does not exist, and this represents the only undelivered element, then revenues for the entire arrangement are recognized ratably over the performance period. When VSOE of a delivered element has not been determined, but the fair value for all undelivered elements has, we use the residual method to record revenues for the delivered element. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and recognized immediately as revenues. Revenues from time-based (term) license sales that include ongoing delivery obligations throughout the term of the arrangement are recognized ratably over the term.

Our agreements generally do not include acceptance provisions. However, if acceptance provisions exist, we deem delivery to have occurred upon customer acceptance.

For sales to direct end-users and channel partners, we recognize product revenue once either we or our channel partner has a contractual agreement in place and upon transfer of title and risk of loss, which is generally upon shipment, provided all other criteria for revenue recognition have been met. Where sales are made through resellers, revenue is generally recorded upon shipment to the end-users, when all other criteria for revenue recognition have been met. In a limited number of instances, when delivery is to be made to a reseller upon the request of either the end-user or the reseller, and when all other criteria for revenue recognition have been met, it is our practice to recognize revenue on shipment to a reseller but only where an end-user has been identified prior to shipment. For end-users, resellers and systems integrators, we generally have no significant obligations for future performance such as rights of return or pricing credits.

We assess whether fees are collectible and fixed or determinable at the time of the sale, and recognize revenues if all other revenue recognition criteria have been met. Our standard payment terms are net 30 days and are considered normal up to net three months, while payment terms beyond three months are considered to be extended terms. Payments that are due within three months are generally deemed to be fixed or determinable based on our successful collection history on these agreements.

Stock-Based Compensation

Effective May 1, 2006, we adopted ASC Topic 718, *Compensation-Stock Compensation*, or ASC 718, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The guidance requires nonpublic companies that used the minimum value method, for either recognition or pro forma disclosures to apply the guidance using the prospective-transition method. As such, we continued to apply the minimum value method in future periods to unvested equity awards outstanding at the date of adoption of ASC 718 that were measured using the minimum value method. In addition, we continued to amortize those awards granted prior to May 1, 2006 utilizing an accelerated amortization schedule. As of April 30, 2009, amortization under the minimum value method was complete. In accordance with the guidance, we will recognize the compensation cost of employee stock-based awards granted subsequent to April 30, 2006 in the statement of operations using the straight-line method over the vesting period of the award.

To determine the fair value of stock options granted after May 1, 2006, we have elected to use the Black-Scholes-Merton option pricing model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of our stock over the expected term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. As there had been no public market for our common stock prior to our IPO in February 2008, we have determined the volatility for options granted for fiscal 2008 and fiscal 2007 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using weighted-average measures of the implied volatility and the historical volatility for this peer group of companies for a period equal to the expected life of the option. The weighted-average expected volatility for options granted during fiscal 2010, 2009 and 2008, was 57%, 52% and 55%, respectively. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual terms of options granted to our employees. The weighted-average expected life of options granted for fiscal 2010, 2009 and 2008 was 5.64, 5.74 and 5.25 years, respectively. For fiscal 2010, 2009 and 2008, the weighted-average risk-free interest rate used was 2.41%, 3.13% and 4.22%, respectively. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, ASC 718 requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas the former SFAS 123 guidance permitted companies to record forfeitures based on actual forfeitures, which was our historical policy prior to the adoption of ASC 718. We apply an estimated annual forfeiture rate of 5%, based on our historical forfeiture experience during the previous six years, in determining the expense recorded in our consolidated statement of operations. The forfeiture rate is graded and results in a weighted average effective forfeiture rate of 12.9%, 8.6%, and 5.5% for fiscal 2010, 2009, and 2008, respectively.

We recorded expense of $9.0 million, $5.1 million and $4.2 million for fiscal 2010, 2009 and 2008, respectively, in connection with stock-based awards accounted for under ASC 718. As of April 30, 2010, unrecognized stock-based compensation expense of non-vested stock options was $21.1 million. As of April 30, 2010, the unrecognized stock-based compensation expense is expected to be recognized using the straight-line method over the required service period of the options. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of stock options issued and the volatility of our stock price over time. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, the guidance requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated by management, we will be required to record adjustments to stock-based compensation expense in future periods.

Our 2007 Employee Stock Purchase Plan, or ESPP, became effective on the effectiveness of our IPO on February 14, 2008. The ESPP provides for consecutive six-month offering periods, except for the first offering period, which commenced on February 14, 2008 and ended on September 15, 2008. The ESPP is compensatory and results in compensation cost accounted for under ASC 718. We use the Black-Scholes-Merton option pricing model to estimate the fair value of rights to acquire stock granted under the ESPP. For the fiscal year ended April 30, 2010, 2009 and 2008, we recorded stock-based compensation expense associated with the ESPP of $1.2 million, $1.0 million and $0.2 million, respectively. As of April 30, 2010, unrecognized stock-based compensation expense associated with rights to acquire shares of common stock under the ESPP was $0.5 million.

Business Combinations

We account for business combinations in accordance with ASC Topic 805, *Business Combinations*, or ASC 805, which requires the purchase method of accounting for business combinations. In accordance with the guidance, we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with the guidance, we allocate the purchase price of our business combinations to the tangible assets, intangible assets and liabilities acquired based on their estimated fair values. We record the excess of the purchase price over the total of those fair values as goodwill.

Our valuations require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and distribution agreements and discount rates. We estimate fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from our estimates.

Goodwill and Intangible Assets

In accordance with ASC Topic 350, *Goodwill and Other Intangible Assets*, or ASC 350, we do not amortize goodwill or other intangible assets with indefinite lives but rather test them for impairment. The guidance requires us to perform an impairment review of our goodwill balance at least annually, which we intend to perform on November 1 of each fiscal year, and also whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The allocation of the acquisition cost to intangible assets and goodwill requires the extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and amortization of intangible assets, other than goodwill. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the values of the assets are determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows, and should different conditions prevail, material write-downs of net intangible assets could occur. We review periodically the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased amortization expense in future periods. Future goodwill impairment tests could result in a charge to earnings.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on a periodic review of customer accounts, payment patterns and specific collection issues. Where account-specific collection issues are identified, we record a specific allowance based on the amount that we believe will not be collected. For accounts where specific collection issues are not identified, we record a reserve based on the age of the receivables. As of April 30, 2010, we had two customers that accounted for 15% and 10%, respectively, of our net accounts receivable, which receivables were majorily paid subsequent to the end of fiscal 2010. As of April 30, 2009, we had two customers that accounted for 17% and 11%, respectively, of our net accounts receivable, which receivables were fully paid subsequent to the end of fiscal 2009.

Accounting for Income Taxes

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Our provision for income taxes is calculated in accordance with ASC 740, and other related guidance, and generally consists of tax expense related to current period earnings. As part of the process of preparing our consolidated financial statements, we continuously monitor the circumstances impacting the expected realization of our deferred tax assets for each jurisdiction. We consider all available evidence, both positive and negative, including historical levels of income in each jurisdiction, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. We determine our income tax expense together with calculating the deferred income tax expense or benefit related to temporary differences resulting from the differing treatment of items for tax and accounting purposes, such as deferred revenue or deductibility of certain intangible assets. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that the deferred tax assets may be recovered through carry back to prior year's income or through the generation of future taxable income after consideration of tax planning strategies. Changes in these estimates may result in significant increases or decreases to our tax provision in a period in which such estimates are changed which in turn would affect net income.

As of April 30, 2010, and in accordance with ASC 740, we evaluated our need for a valuation allowance based on historical evidence, trends in profitability and expectations of future taxable income, and determined that a valuation allowance against deferred tax assets was no longer necessary. As such, we released $18.6 million of the valuation allowance as an offset against all of our U.S. and state deferred tax assets resulting in a net benefit in our provision for income taxes.

We adopted ASC 740-10-50, *Accounting for Uncertainty in Income Taxes,* an interpretation of the guidance under ASC 740, on May 1, 2007. ASC 740-10-50 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return. The pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition with respect to income tax uncertainty. Management judgment is required to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained, as well as the largest amount of benefit from each sustained position that is more likely than not to be realized.

As a result of the implementation of ASC 740-10-50 in fiscal 2008, we recognized a liability for uncertain tax positions and a cumulative effect adjustment to the beginning balance of accumulated deficit on the balance sheet of $0.1 million. As of April 30, 2009 and 2010, the liability for uncertain tax positions was $0.3 million and $0.4 million, respectively. In addition, as of April 30, 2009, we recorded a $2.7 million reduction to deferred tax assets for unrecognized tax benefits, all of which was currently offset by a full valuation allowance that had no affect on the beginning balance of accumulated deficit or the net balance sheet. As of April 30, 2010, the unrecognized tax benefit of $2.7 million increased to $3.4 million.

Our total unrecognized tax benefit as of April 30, 2010, 2009 and 2008 was $3.4 million, $2.7 million and $2.1 million, respectively. For the year ended April 30, 2010 if the remaining balance of $3.4 million of unrecognized tax benefits were realized in a future period, it would result in a tax benefit and a reduction of the effective tax rate. For the years ended April 30, 2009 and 2008 without regard to the valuation allowance, if the balance of $2.7 million and $2.1 million, respectively, of unrecognized tax benefits would have been realized in a future period, it would have resulted in a tax benefit and a reduction of the effective tax rate. We do not expect any material changes to the amount of the unrecognized tax benefit associated with our uncertain tax positions within the next twelve months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of April 30, 2010, 2009, and 2008 we had approximately $44,000, $37,000 and $23,000, respectively, of accrued interest or penalties associated with unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which we have a subsidiary or branch operation. During the fourth quarter of fiscal 2010, the

U.S. Internal Revenue Service, or IRS, notified us of its intent to audit fiscal years 2007 to 2009. The IRS will also make a determination regarding R&D tax credit carryforwards from calendar 2000 through April 30, 2009. Tax years 2001 to 2009 remain open to examination by state tax authorities, and the tax years 2005 to 2009 remain open to examination by the foreign tax authorities.

Results of Operations

The following table presents our results of operations as a percentage of total revenues for the periods indicated:

	Fiscal Year Ended April 30,		
	2010	2009	2008
Revenues:			
Products	58.7%	59.2%	62.8%
Maintenance	30.2	28.3	27.2
Services	11.1	12.5	10.0
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Products	7.1	6.3	4.7
Maintenance	5.2	5.0	5.6
Services	7.4	7.3	5.7
Total cost of revenues	19.7	18.6	16.0
Gross margin	80.3	81.4	84.0
Operating expenses:			
Research and development	14.5	16.6	19.5
Sales and marketing	40.6	41.3	52.6
General and administrative	14.5	14.9	13.2
Total operating expenses	69.6	72.8	85.3
Income (loss) from operations	10.7%	8.6%	(1.3)%

Comparison of Fiscal 2010 and Fiscal 2009

Revenues

Revenues for 2010 and 2009 were as follows (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2010	2009		
Products	$106,568	$ 80,616	$25,952	32.2%
Percentage of total revenues	*58.7%*	*59.2%*		
Maintenance	54,736	38,521	16,215	42.1%
Percentage of total revenues	*30.2%*	*28.3%*		
Services	20,080	17,031	3,049	17.9%
Percentage of total revenues	*11.1%*	*12.5%*		
Total revenues	$181,384	$136,168	$45,216	33.2%

Product Revenues. Product revenues in fiscal 2010 included revenues of $47.8 million from 324 new customers and revenues of $58.8 million from existing customers. New customer revenues from 324 customers for fiscal 2010 increased by $16.0 million compared to revenues from 217 new customers fiscal 2009. The significant

10-K

increase in the number of new customer for fiscal 2010 compared to fiscal 2009 is primarily the result of an increase in the number of mid-market customers purchasing our products. The average transaction size of new customer purchases remained relatively consistent from fiscal 2009 to fiscal 2010. This was a result of an increase in the average transaction size of new enterprise and government customers, offsetting the smaller transaction size from a greater number of mid-market customers. Existing customer revenues for fiscal 2010 increased by $9.9 million compared to existing customer revenues for fiscal 2009. The increase was primarily attributable to an increase in the number and average transaction size of sales to our existing customers, driven by additional purchases of our ESM product together with our ArcSight Logger products as well as the expansion of the deployment of our products more broadly across their IT infrastructure. We anticipate that the mix of product revenues from new and existing customers could fluctuate from period to period as a result of the transaction size, product mix, impact of the recovering economic environment and related geography of each revenue transaction.

Maintenance Revenues. Maintenance revenues increased $16.2 million for fiscal 2010 compared to fiscal 2009, as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales.

Services Revenues. Services revenues increased by $3.0 million for fiscal 2010 compared to fiscal 2009, primarily due to continued growth in our SOC staffing and management engagements.

Geographic Regions. We sell our product in three geographic regions: Americas; EMEA; and APAC. Net sales, which include product, maintenance and service revenues, for each region are summarized in the following table (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2010	2009		
Americas	$139,938	$109,812	$30,126	27.4%
Percentage of total revenues	*77.2%*	*80.6%*		
EMEA	33,750	19,409	14,341	73.9%
Percentage of total revenues	*18.6%*	*14.3%*		
APAC	7,696	6,947	749	10.8%
Percentage of total revenues	*4.2%*	*5.1%*		
Total revenues	$181,384	$136,168	$45,216	33.2%

Total revenues for fiscal 2010 as compared to fiscal 2009 increased due to the strength of the Americas and EMEA regions. The EMEA region during fiscal 2010 increased in both absolute dollars and as a percentage of revenues, as IT infrastructure and security mandate spending returned to historic levels from the unusually low levels of 2009 caused by the recent economic instability in this region. We experienced an increase in revenues in the Americas region in absolute dollars, but the percentage of total revenues year over year remained roughly constant, primarily due to the growth in the EMEA region. The Asia Pacific region's revenue increased by 11% in fiscal 2010 as compared to fiscal 2009.

Cost of Revenues and Gross Margin

The following table is a summary of cost of product, maintenance, and services revenues in absolute amounts (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2010	2009		
Products	$12,969	$ 8,595	$ 4,374	50.9%
Maintenance	9,503	6,861	2,642	38.5%
Services	13,340	9,875	3,465	35.1%
Total cost of revenues	$35,812	$25,331	$10,481	41.4%

The following table is a summary of gross profit for products, maintenance and services and their respective gross margins (in thousands, except percentages):

	Fiscal Year Ended April 30,	
	2010	2009
Gross margin		
Products	$ 93,599	$ 72,021
Percentage of product revenues	*87.8%*	*89.3%*
Maintenance	$ 45,233	$ 31,660
Percentage of maintenance revenues	*82.6%*	*82.2%*
Services	$ 6,740	$ 7,156
Percentage of services revenues	*33.6%*	*42.0%*
Total gross margin	$145,572	$110,837
Percentage of total revenues	80.3%	81.4%

Cost of Product Revenues and Gross Margin. Cost of product revenues increased by $4.4 million in fiscal 2010, primarily due to increased appliance product cost of goods of $3.3 million, the majority of which relates to increased ArcSight Logger product sales, as well as an increase of $0.9 million in related royalty obligations attributed to ESM and appliance products that include licensed technology. Product gross margin as a percentage of product revenues decreased by 1.5% as a percentage of product revenues for fiscal 2010 compared to fiscal 2009, due to appliance revenues contributing a higher percentage of product revenue than the prior year. While we expect appliance revenues to generally represent less than half of product revenues going forward, the mix of software and appliance product revenues will likely fluctuate from period to period, potentially negatively impacting product gross margins during the period.

Cost of Maintenance Revenues and Gross Margin. Cost of maintenance revenues increased by $2.6 million in fiscal 2010, due primarily to increased compensation-related expenses of $1.4 million related to increased head count and cost per employee in our technical support organization. In addition, third-party royalty support and maintenance expenses increased by $0.8 million. Maintenance gross margin remained roughly constant for fiscal 2010 compared to fiscal 2009 increasing by 0.4% as a percentage of maintenance revenues.

Cost of Services Revenues and Gross Margin. Cost of service revenues increased by $3.5 million in fiscal 2010, primarily due to a $1.5 million increase in compensation related-expenses related to increased head count and cost per employee. Additionally, use of third party contractors and external consultants increased by $1.2 million, $0.8 million of which relates to SOC engagements. Services gross margin as a percentage of services revenues decreased by 8.4% to 33.6% for fiscal 2010 from 42.0% for fiscal 2009, due primarily to an increase in headcount and related cost per employee, the increased use of higher cost external consultants to staff such engagements, and the investment and introduction of ArcSight University. We continue to hire internally to staff our growing services business increasing headcount 43% from fiscal 2009 to fiscal 2010. We expect margins to stabilize in the future as our SOC business is further developed and is able to sustain its own growth, and we utilize personnel from system integrator partners. Additionally, training and materials increased by $0.3 million and travel related expenses increased by $0.4 million.

Operating Expenses

The following table is a summary of research and development, sales and marketing, and general and administrative expenses in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2010	2009		
Research and development	$ 26,266	$22,537	$ 3,729	16.5%
Percentage of total revenues	*14.5%*	*16.6%*		
Sales and marketing	73,658	56,279	17,379	30.9%
Percentage of total revenues	*40.6%*	*41.3%*		
General and administrative	26,269	20,278	5,991	29.5%
Percentage of total revenues	*14.5%*	*14.9%*		
Total operating expenses	$126,193	$99,094	$27,099	27.3%
Percentage of total revenues	69.6%	72.8%		

Research and Development Expenses. The increase in research and development expenses in fiscal 2010 of $3.7 million compared to fiscal 2009 was primarily attributable to an increase of $3.3 million in compensation-related expenses associated with an increase in research and development personnel from 109 to 134 at the respective period ends. We plan to continue hiring to extend our product platform. As a result, we expect research and development expenses to continue to increase in absolute dollars.

Sales and Marketing Expenses. The increase in sales and marketing expenses in fiscal 2010 of $17.4 million compared to fiscal 2009 was primarily attributable to an increase of $13.0 million in compensation-related expense of which $6.4 million related to commission and bonus plan expenses partially associated with a change in commission plan structures but primarily due to strong annual sales during the fiscal period and $6.6 million was due to an increase in sales and marketing personnel across our sales organization from 141 to 177 at the respective period ends. We plan to continue hiring in line with our growth opportunities. In addition, the increase in sales and marketing expenses also includes an increase of $1.1 million in external consultants and temporary help partially attributable to supporting operations abroad and market research, an increase in travel and entertainment expenses of $1.0 million, an increase in marketing program expenses of $0.9 million most notably related to corporate identity, trade show and event services. We expect sales and marketing expenses to continue to increase in absolute dollars. Sales and marketing expense as a percentage of total revenue decreased slightly by 0.7% to 40.6% for fiscal 2010 compared to 41.3% for fiscal 2009, due primarily to lower sales commissions as a result of changes in compensation plan structure, and as a result of a greater percentage of sales to existing customers, which are at a lower cost than sales to new customers.

General and Administrative Expenses. The increase in general and administrative expenses of $6.0 million in fiscal 2010 compared to fiscal 2009 was primarily attributable to an increase of $2.5 million associated with compensation expense and an increase of $1.9 million in stock-based compensation expense, partially due to an increase in general and administrative personnel from 54 to 67 at the respective period ends. External consultants and temporary help increased $0.7 million and third-party software support and maintenance expense increased $0.6 million attributable to enterprise resource planning, or ERP, system hosting expenses related to the implementation project. This increase was offset by a decrease of $0.4 million in legal, audit and tax advisory service fees. We expect general and administrative expenses to increase in absolute dollars due to growth of our corporate infrastructure.

Non-Operating Expenses

The following table is a summary of interest income and other expenses, net, in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2010	2009		
Interest income	$ 124	$ 991	$ (867)	(87.5)%
Percentage of total revenues	*0.1%*	*0.7%*		
Other expense, net	(523)	(257)	(266)	(103.5)%
Percentage of total revenues	*(0.3)%*	*(0.2)%*		
Provision (benefit) for income taxes	(9,407)	2,564	(11,971)	(466.9)%
Percentage of total revenues	*(5.2)%*	*1.9%*		
Total non-operating expenses	$ 9,008	$(1,830)	$ 10,838	592.2%
Percentage of total revenues	5.0%	(1.3)%		

Interest Income. The decrease in interest income of $0.9 million for fiscal 2010 compared to fiscal 2009 was primarily to lower interest rates during fiscal 2010.

Other Expense, Net. Other expense, net, for fiscal 2010 compared to fiscal 2009 increased as a result of increases in interest expense associated with entering into new capitalized software license arrangements, as well as increases in foreign currency losses.

Provision (Benefit) for Income Taxes. For fiscal 2010, we recorded a benefit from income taxes of $9.4 million. The effective tax rate for fiscal 2010 is (49.6%), and is based on our taxable income for the year. The difference between the provision for income taxes that would be derived by applying the statutory rate to our income before tax and the income tax provision actually recorded is primarily due to the release of all of our valuation allowance, the impact of non-deductible ASC 718 stock-based compensation expenses, offset by the use of net operating loss carry-forwards and tax credits previously offset by a valuation allowance. For fiscal 2009 we recorded a provision for income taxes of $2.6 million. The effective tax rate for fiscal 2009 is 20.6%. The difference between the provision for income taxes that would be derived by applying the statutory rate to our income before tax and the income tax provision actually recorded is primarily due to the impact of nondeductible ASC 718 stock-based compensation expenses, offset by the use of net operating loss carry-forwards and tax credits.

Comparison of Fiscal 2009 and Fiscal 2008

Revenues

Revenues for 2009 and 2008 were as follows (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2009	2008		
Products	$ 80,616	$ 63,765	$16,851	26.4%
Percentage of total revenues	*59.2%*	*62.8%*		
Maintenance	38,521	27,607	10,914	39.5%
Percentage of total revenues	*28.3%*	*27.2%*		
Services	17,031	10,173	6,858	67.4%
Percentage of total revenues	*12.5%*	*10.0%*		
Total revenues	$136,168	$101,545	$34,623	34.1%

Product Revenues. Product revenues in fiscal 2009 included revenues of $31.7 million from 217 new customers and revenues of $48.9 million from existing customers. New customer revenues in fiscal 2009 increased by $0.8 million compared to new customer revenues in fiscal 2008. Despite the increase of 53 new customers in fiscal 2009 compared to fiscal 2008, the marginal increase of product revenue from new customers was a result of a decline in average sales price of new customer sales transactions. This was primarily attributable to an increase in the number of new mid-market customers purchasing our ArcSight Logger product on a stand-alone basis during fiscal 2009 compared to fiscal 2008, as well pricing pressure resulting from the poor economic environment. Existing customer revenues in fiscal 2009 increased by $16.1 million compared to existing customer revenues in fiscal 2008. The increase was primarily attributable to follow-on sales of our ESM and appliance products from a larger installed base. In addition, there was a net recognition of $0.9 million of product revenues in fiscal 2009 related to sales transactions executed in prior years that included undelivered product elements for which we did not have VSOE, while in fiscal 2008 there was a net recognition of product revenues of $2.7 million from such transactions. As of April 30, 2009, deferred product revenues included $1.3 million related to similar transactions. See the related discussion in "— Sources of Revenues, Cost of Revenues and Operating Expenses."

Maintenance Revenues. Maintenance revenues increased by $10.9 million in fiscal 2009 as a result of providing support services to a larger installed base as well as the incremental maintenance revenues from increased product sales. As a result of the timing of revenue recognition for sales transactions that included an undelivered product element for which we did not have VSOE, there was no recognition of such maintenance revenues in fiscal 2009, and a net recognition of $0.2 million of maintenance revenues in fiscal 2008. See the related discussion in "— Sources of Revenues, Cost of Revenues and Operating Expenses."

Services Revenues. Services revenues increased by $6.9 million in fiscal 2009 primarily due to service engagements to staff and manage the SOCs of certain large customers.

Geographic Regions. We sell our product in three geographic regions: Americas; EMEA; and APAC. Net sales, which include product, maintenance and service revenues, for each region are summarized in the following table (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2009	**2008**		
Americas	$109,812	$ 77,621	$32,191	41.5%
Percentage of total revenues	*80.6%*	*76.4%*		
EMEA	19,409	18,447	962	5.2%
Percentage of total revenues	*14.3%*	*18.2%*		
Asia Pacific	6,947	5,477	1,470	26.8%
Percentage of total revenues	*5.1%*	*5.4%*		
Total revenues	$136,168	$101,545	$34,623	34.1%

Total revenues for fiscal 2009 as compared to fiscal 2008 increased primarily due to the strength of the Americas region. The Americas region during fiscal 2009 increased in both absolute dollars and as a percentage of revenues. We experienced an increase in revenues of the EMEA and APAC regions in absolute dollars, but a decrease in percentage of total revenues year over year. This percentage decrease was caused by a more significant impact on IT spending in this region due to the weak economic environment.

Cost of Revenues and Gross Margin

The following table is a summary of cost of product, maintenance, and services revenues in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2009	2008		
Products	$ 8,595	$ 4,767	$3,828	80.3%
Maintenance	6,861	5,691	1,170	20.6%
Services	9,875	5,800	4,075	70.3%
Total cost of revenues	$25,331	$16,258	$9,073	55.8%

The following table is a summary of gross profit for products, maintenance and services and their respective gross margins (in thousands, except percentages):

	Fiscal Year Ended April 30,	
	2009	2008
Gross margin		
Products	$ 72,021	$58,998
Percentage of product revenues	*89.3%*	*92.5%*
Maintenance	$ 31,660	$21,916
Percentage of maintenance revenues	*82.2%*	*79.4%*
Services	$ 7,156	$ 4,373
Percentage of services revenues	*42.0%*	*43.0%*
Total gross margin	$110,837	$85,287
Percentage of total revenues	81.4%	84.0%

Cost of Product Revenues and Gross Margin. Cost of product revenues increased by $3.8 million in fiscal 2009, primarily due to increased ArcSight Logger appliance cost of goods related to increased ArcSight Logger appliance sales, as well as an increase related to royalty obligations. Product gross margin decreased by 3.2% as a percentage of product revenues to 89.3% in fiscal 2009, compared to 92.5% in fiscal 2008 due in part to increased sales of lower margin ArcSight Logger and Connector appliance products and due in part to an increase in royalty fees related to increased sales of products that include licensed technology.

Cost of Maintenance Revenues and Gross Margin. Cost of maintenance revenues increased by $1.2 million in fiscal 2009, due primarily to increased compensation related expenses of $1.0 million related to increased head count in our technical support organization and increases in third-party royalty support and maintenance expenses of $0.4 million, offset by a decrease in recruiting expenses of $0.1 million. Maintenance gross margin increased by 2.8% as a percentage of maintenance revenues to 82.2% in fiscal 2009 compared to 79.4% in fiscal 2008 due primarily to our installed base growing more quickly than corresponding growth in our support organization and associated costs.

Cost of Services Revenues and Gross Margin. Cost of service revenues increased by $4.1 million in fiscal 2009 primarily due to a $1.9 million increase in compensation related-expenses related to increased head count and cost per employee, a $1.9 million increase related to the use of third party contractors and external consultants and a $0.3 million increase related to training and materials expense. Services gross margin decreased by 1.0% as a percentage of services revenues to 42.0% for fiscal 2009 compared to 43.0% in fiscal 2008, due primarily to an increase in headcount and related cost per employee, partially offset by increased employee productivity in relation to revenue growth.

Operating Expenses

The following table is a summary of research and development, sales and marketing, and general and administrative expenses in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30,		Change in Dollars	Change in Percent
	2009	2008		
Research and development	$22,537	$19,762	$ 2,775	14.0%
Percentage of total revenues	*16.6%*	*19.5%*		
Sales and marketing	56,279	53,453	2,826	5.3%
Percentage of total revenues	*41.3%*	*52.6%*		
General and administrative	20,278	13,422	6,856	51.1%
Percentage of total revenues	*14.9%*	*13.2%*		
Total operating expenses	$99,094	$86,637	$12,457	14.4%
Percentage of total revenues	72.8%	85.3%		

Research and Development Expenses. The increase in research and development expenses in fiscal 2009 of $2.8 million compared to fiscal 2008 was primarily attributable to an increase of $2.6 million in compensation-related expenses associated with an increase in research and development personnel from 101 to 109 at the respective period ends. In addition, there was an increase in facilities-related expense of $0.2 million as a result of the expansion of our headquarters in Cupertino, California to accommodate the increase in our personnel.

Sales and Marketing Expenses. The increase in sales and marketing expenses in fiscal 2009 of $2.8 million compared to fiscal 2008 was primarily attributable to an increase of $2.0 million in compensation-related expense associated with an increase in sales and marketing personnel from 123 to 141 at the respective period ends. The increase also included an increase of $0.5 million in marketing program expense, an increase of $0.4 million in travel and entertainment expenses, and an increase in facilities expense of $0.2 million, offset by a decrease of $0.2 million in outside consulting fees. Sales and marketing expense as a percentage of total revenue decreased by 11.3% to 41.3% for fiscal 2009 as compared to 52.6% in fiscal 2008, due primarily to lower sales commissions as a result of changes in compensation plan structure, and as a result of a greater percentage of sales to existing customers, which are at a lower cost than sales to new customers.

General and Administrative Expenses. The increase in general and administrative expenses of $6.9 million in fiscal 2009 compared to fiscal 2008 was primarily attributable to an increase of $3.3 million associated with compensation-related expense partially due to an increase in general and administrative personnel from 41 to 54 at the respective period ends. The increase also included an increase in professional service expenses for legal and accounting of $2.1 million, an increase of $0.3 million in liability insurance premium expense associated with increasing our coverage level in connection with our becoming a public company, an increase of $0.4 million in other service and miscellaneous expenses, an increase of $0.2 million in depreciation expense, an increase of $0.1 million in bad debt expense, and an increase of $0.2 million related to an investor relations program.

Non-Operating Expenses

The following table is a summary of interest income and other expenses, net, in absolute amounts and as a percentage of total revenues (in thousands, except percentages):

	Fiscal Year Ended April 30, 2009	2008	Change in Dollars	Change in Percent
Interest income	$ 991	$ 857	$ 134	15.6%
Percentage of total revenues	*0.7%*	*0.8%*		
Other expense, net	(257)	(385)	128	(33.2)%
Percentage of total revenues	*(0.2)%*	*(0.4)%*		
Provision for income taxes	2,564	1,131	1,433	126.7%
Percentage of total revenues	*1.9%*	*1.1%*		
Total non-operating expenses	$(1,830)	$ (659)	$(1,695)	(257.2)%
Percentage of total revenues	(1.3)%	(0.6)%		

Interest Income. The increase in interest income of $0.1 million for fiscal 2009 compared to fiscal 2008 was primarily attributable to increased cash and cash equivalents related to net proceeds received from our IPO. The increase was offset by lower interest rates during fiscal 2009.

Other Income (Expense), Net. The increase in other income (expense) of $0.1 million, net for fiscal 2009 compared to fiscal 2008 was primarily a result of a reduction in interest expense related to capitalized software licenses..

Provision for Income Taxes. For fiscal 2009, we recorded a provision for income taxes of $2.6 million. The effective tax rate for fiscal 2009 is 20.6%. The difference between the provision for income taxes that would be derived by applying the statutory rate to our income before tax and the income tax provision actually recorded is primarily due to the impact of nondeductible ASC 718 stock-based compensation expenses, offset by the use of net operating loss carry-forwards and tax credits previously offset by a valuation allowance. For fiscal 2008, we recorded a provision for income taxes of $1.1 million, primarily related to foreign corporate income taxes, federal and state alternative minimum taxes currently due, and a charge of $0.1 million to establish a deferred tax liability related to the temporary timing differences between the tax deductible amortization of goodwill related to the acquisition of Enira Technologies, LLC in June 2006 under applicable tax rules and ASC 350 under which goodwill must be analyzed annually for impairment rather than amortized for financial reporting purposes (See Note 11 — "Income Taxes" for more detailed discussion). The effective tax rate for fiscal 2008 was (128.8%). The effective tax rate for fiscal 2008 differs from the U.S. federal statutory rate primarily due to our inability during this period to record a tax benefit for all or a portion of the domestic tax loss as a result of the valuation allowance on our deferred tax assets, and to a lesser extent other non-deductible items such as non-deductible ASC 718 stock-based compensation expense.

Liquidity and Capital Resources

From our inception in May 2000 through October 2002, we funded our operations primarily through convertible preferred stock financings that raised a total of $26.8 million. We achieved positive cash flows from operations in fiscal 2004 through 2009, and generated $45.7 million of cash from our operating activities during fiscal 2010 compared to $16.8 million of cash from our operating activities during fiscal 2009. We generally expect to continue generating positive operating cash flows on an annual basis. There may be individual quarters in which we use cash as a result of the timing of receipts or payments such as receipt of a large receivable from a customer whose revenue is recognized on a cash basis or payment of annual bonuses in the first quarter of a fiscal year. As we have continued to generate cash, we invested $25.0 million into marketable security investments during fiscal 2010, of which $12.0 million remains invested as of April 30, 2010. These marketable securities consist of certificates of deposit and US Treasury notes invested with financial institutions that we believe to be financially sound, in order to minimize our credit risk. Additionally in February 2008, we completed our IPO in which we sold 6,000,000 shares of common stock at an issue price of $9.00 per share. We raised a total of $54.0 million in gross proceeds from our IPO, or $45.9 million in net proceeds after deducting underwriting discounts and offering expenses.

At April 30, 2010, we had cash and cash equivalents totaling $137.4 million and accounts receivable of $33.6 million, compared to $90.5 million of cash and cash equivalents and $34.2 million of accounts receivable at April 30, 2009.

Historically our principal uses of cash have consisted of payroll and other operating expenses and purchases of property and equipment to support our growth. In fiscal 2007, we used $7.2 million in cash to purchase the assets of Enira Technologies, LLC and pay acquisition costs.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Fiscal Year Ended April 30,		
	2010	2009	2008
Net cash provided by operating activities	$ 45,685	$16,841	$13,532
Net cash used in investing activities	(16,689)	(2,007)	(4,012)
Net cash provided by financing activities	$ 17,876	$ 3,948	$45,567

Operating Activities

We have reported net income for fiscal 2010 and 2009 and although we reported a net loss in fiscal 2008, our operating activities have provided positive cash flows for each fiscal year presented, primarily due to the significant non-cash charges associated with stock-based compensation and depreciation and amortization reflected in operating expenses and cash received from collections from customers. In addition, the realized tax benefit related to the excess of the deductible amount over the recognized stock-based compensation cost is classified as a cash inflow from financing activities and a cash outflow from operating activities. Our cash flows from operating activities in any period will continue to be significantly influenced by our results of operations, these non-cash charges and changes in deferred revenues, as well as changes in other components of our working capital.

While we may report negative cash flows from operating activities from time to time in particular quarterly periods, we generally expect to continue to generate positive cash flows from operating activities on an annual basis. Future cash from operations will depend on many factors, including:

- the growth in our sales transactions and associated cash collections or growth in receivables;
- the level of our sales and marketing activities, including expansion into new territories;
- the timing and extent of spending to support product development efforts; and
- the timing of the growth in general and administrative expenses as we further develop our administrative infrastructure to support the business as a public company.

We generated $45.7 million of cash from operating activities during fiscal 2010, primarily as a result of generated net income of $28.4 million for this period, which included non-cash charges of $10.2 million for stock-based compensation expense, $3.3 million of depreciation and amortization, offset by non-cash outflow of $8.3 million from excess tax benefits from stock-based compensation expense and $19.5 million from deferred tax assets related to our valuation release. In addition, cash generated from operations included $15.9 million increase in deferred revenues, a $9.6 million increase in other accrued liabilities, an increase in accounts payable of $3.6 million, and an increase in accrued compensation and benefits of $2.4 million due to timing of commissions earned on increased sales and bonus payments earned related to headcount increases. These amounts were offset by a $0.6 million increase in prepaid expenses.

We generated $16.8 million of cash from operating activities during fiscal 2009, primarily as a result of generated net income of $9.9 million for this period, which included non-cash charges of $6.1 million for stock-based compensation expense, $3.3 million of depreciation and amortization and a $1.3 million non-cash outflow from excess tax benefits from stock-based compensation expense, a $3.8 million increase in deferred revenues, a $2.2 million decrease in prepaid expenses, a $2.2 million increase in other accrued liabilities. These amounts were offset in part by a $7.7 million increase in accounts receivable associated with the growth in revenue and timing of sales, a decrease in accounts payable of $1.7 million and a $0.2 million decrease in our accrued compensation and benefits due to changes in our compensation plan structures.

We generated $13.5 million of cash from operating activities during fiscal 2008, primarily as a result of a $11.7 million increase in deferred revenues, a $5.2 million increase in our accrued compensation and benefits because sales commissions and performance bonus accrued under our fiscal 2008 bonus plan were not paid until the first quarter of fiscal 2009, a $0.6 million decrease in prepaid expenses, offset in part by a $11.1 million increase in accounts receivable associated with the growth in revenue and timing of sales. In addition, we had a net loss of $2.0 million for this period, which included non-cash charges of $4.9 million for stock-based compensation expense and $2.5 million of depreciation and amortization.

Investing Activities

During fiscal 2010, we used $16.7 million in cash for investing activities, comprised primarily of acquisitions of $25.0 million in short-term held to maturity investments of which $13.0 million have matured during the fiscal period, and $5.5 million in capital expenditures primarily associated with software acquired in support of our ERP software implementation, in addition to acquisitions of computer equipment, furniture and fixtures and software in support of the expansion of our infrastructure and work force. In addition, $0.8 million of previously restricted cash reserved under operating lease terms and conditions became unrestricted after satisfying certain requirements of the operating lease. During fiscal 2009, we used $2.0 million in cash for investing activities, all of which was related to capital expenditures associated with computer equipment, furniture and fixtures and software in support of the expansion of our infrastructure and work force. During fiscal 2008, we used $4.0 million in cash for investing activities, of which $2.0 million was related to capital expenditures associated with computer equipment, furniture and fixtures and software, and $1.4 million related to leasehold improvements, all in support of the expansion of our infrastructure and work force.

Financing Activities

During fiscal 2010, we generated $17.9 million of cash from financing activities, comprised of $12.0 million from net proceeds from the exercise of stock options and $8.3 million from realized tax benefit related to the excess of the deductible amount over the recognized stock-based compensation cost, offset by $2.4 million in payments for prepaid software licenses used as a component in our product sales. During fiscal 2009, we generated $3.9 million of cash from financing activities, comprised primarily of $4.8 million from net proceeds from the exercise of stock options and $1.3 million inflow from tax benefits associated with disqualifying dispositions of awards associated with stock-based compensation, offset by $2.1 million in payments for prepaid software licenses used as a component in our product sales. During fiscal 2008, we generated $45.6 million of cash from financing activities, comprised primarily of $50.2 million in proceeds from our IPO (after underwriting discounts and commissions) and $0.9 million of net proceeds from the exercise of stock options, offset by payments of $3.7 million in IPO preparation costs, $1.9 million in payments for capital lease obligations and capitalized software licenses used as a component in our product sales.

Other Factors Affecting Liquidity and Capital Resources

We believe that our cash and cash equivalents and any cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. However, there are no current understandings, commitments or agreements with respect to any acquisitions.

Off-Balance Sheet Arrangements

As of April 30, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Contractual Obligations and Commitments

We lease facilities for our corporate headquarters, subsidiaries and regional sales offices. We lease our principal facility in Cupertino, California under a non-cancelable operating lease agreement. In November 2009, we modified and extended our operating lease agreement, which now expire in May 2017. Over the term of the amendment we have agreed to make payments totaling $22.1 million.

We also have leases for our regional sales offices that are for 13 months or less.

The following table is a summary of our contractual obligations as of April 30, 2010:

	Payments Due by Period					
	Total	FY 2011	FY 2012	FY 2013	FY 2014	Thereafter
	(In thousands)					
Operating lease obligations	$22,833	$3,354	$3,024	$3,045	$3,137	$10,273
Accrued contractual obligations	$ 2,986	2,595	271	120	—	—
Total	$25,819	$5,949	$3,295	$3,165	$3,137	$10,273

On May 20, 2009, we entered into a software license agreement with Oracle USA, Inc that authorizes us to integrate Oracle database software with our ArcSight ESM products and distribute ArcSight ESM products with the embedded database software. Under the agreement, which has a two year term that commenced on May 31, 2009 when our prior agreement with Oracle expired, we have agreed to make royalty payments totaling $4.8 million over the license term. During fiscal 2010, we made payments of approximately $2.4 million under the current agreement. Under the prior agreement with Oracle, we made payments totaling $1.9 million during fiscal 2009.

Recent Accounting Pronouncements

In May 2009, the FASB issued revised guidance under ASC Topic 855-10, *Subsequent Events*, which establishes principles and requirements for subsequent events. Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. There are two types of subsequent events: (i) the first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet and (ii) the second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. An entity shall recognize in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. This guidance is effective for interim or annual financial periods ending after June 15, 2009. We adopted this guidance effective May 1, 2009.

In February 2010, the FASB issued ASU No. 2010-09, *Amending Subsequent Events (Topic 855) Certain Recognition and Disclosure Requirements*. This guidance addresses the interaction between Topic 855 and related SEC reporting requirements. The amendment removes the requirement for SEC filers to disclose a date through which subsequent events have been evaluated. The amendment is effective upon issuance and has been adopted for our fiscal quarter ended January 31, 2010, the adoption of which did not impact our condensed consolidated results of operations, financial condition or cash flows.

In June 2009, the FASB issued ASC Topic 105-10 *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, which approved the FASB Accounting Standards Codification as the single source of authoritative United States accounting and reporting standards for all non-governmental entities, except for guidance issued by the SEC. The codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. We adopted the guidance effective August 1, 2009. All references made to generally accepted accounting principles in the United States, or U.S. GAAP, will use the new Codification numbering system prescribed by the FASB. As the

Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on our condensed consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued Accounting Standards Update, or ASU No. 2009-13, *Revenue Recognition (Topic 605) Multiple-Deliverable Element Arrangements — a consensus of the FASB Emerging Issues Task Force*. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This revised guidance is effective for annual financial periods beginning after June 15, 2010, and early adoption is permitted. We are currently evaluating the potential impact, if any, the adoption of this new guidance will have on our consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, *Software (Topic 985) Certain Arrangements That Contain Software Elements — a consensus of the FASB Emerging Issues Task Force*. This guidance amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This revised guidance is effective for annual financial periods beginning after June 15, 2010, and early adoption is permitted. We are currently evaluating the potential impact, if any, the adoption of this new guidance will have on our consolidated results of operations, financial condition or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates, interest rates and credit risk. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk. To date, substantially all of our international sales have been denominated in U.S. dollars, and therefore the majority of our net revenues are not subject to foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, but historically have had relatively little impact on our operating results and cash flows. We utilize foreign currency forward and option contracts to manage our currency exposures as part of our ongoing business operations. We do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Interest Rate Risk. Our investment policy is intended to preserve principal, provide liquidity and maximize income by limiting default risk, market risk and reinvestment risk. To minimize these risks, we primarily invest in money market funds, certificates of deposit and US Treasury securities. We had cash, cash equivalents and marketable securities of totaling $149.4 million as of April 30, 2010, including the $45.9 million net proceeds from our IPO, which are primarily held for working capital and general corporate purposes. The fair value of our investment portfolio would not be significantly impacted by either a 100 basis point increase or decrease in market interest rates due mainly to the short-term nature of the majority of our investment portfolio. As a result, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. We do not enter into investments for trading or speculative purposes.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, foreign currency forward contracts and accounts receivable. We are exposed to credit risk in the event of default by the financial institutions holding our cash, cash equivalents, marketable securities, and foreign currency forward contracts to the extent recorded on its balance sheet. Risks associated with cash equivalents, marketable securities, and foreign currency forward contracts are mitigated by banking with high-credit quality institutions. Cash deposits and investments may be in excess of insured limits. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. To date, we have not experienced any losses on our cash, cash equivalents and marketable securities and minimal losses on its foreign currency forward contracts. We perform periodic evaluations of the relative credit standing of the financial institutions.

We sell our products, maintenance and services directly to customers or through resellers in APAC, EMEA, and the Americas, with the majority of our sales in the United States. We monitor our exposure within accounts receivable and record an allowance against doubtful accounts as necessary. We perform ongoing credit evaluations of our customers and extend credit in the normal course of business and generally do not require collateral. Historically, we have not experienced significant credit losses on our accounts receivable. We believe that any risk of loss for trade receivables is mitigated by our ongoing credit evaluations of customers.

No customer or reseller accounted for more than 10% of total revenues for fiscal 2010, 2009 or 2008. As of April 30, 2010, we had two resellers with accounts receivable balances greater than 10% of our net accounts receivable, with balances of 15% and 10% of net accounts receivable. As of April 30, 2009, we had two customers with accounts receivable balances greater than 10% of our net accounts receivable, with balances of 17% and 11% of net accounts receivable. Reseller accounts receivable balances greater than 10% are comprised of multiple customers and often multiple transactions with those customers. In fiscal 2010, 2009 and 2008, we derived 32%, 22% and 20% of our revenues, respectively, from contracts with agencies of the U.S. federal government.

Item 8. *Financial Statements and Supplementary Data*

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the years in the two-year period ended April 30, 2010, (in thousands, except per share data). We derived this information from our unaudited consolidated financial statements, which we prepared on the same basis as our audited consolidated financial statements contained in this Annual Report on Form 10-K. In our opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended							
	July 31, 2008	Oct. 31, 2008	Jan. 31, 2009	April 30, 2009	July 31, 2009	Oct. 31, 2009	Jan. 31, 2010	April 30, 2010
	(Unaudited, in thousands)							
Revenues:								
Products	$15,802	$19,169	$21,775	$23,870	$18,265	$28,018	$26,555	$ 33,730
Maintenance	8,568	9,530	10,004	10,419	11,919	12,617	14,702	15,498
Services	3,293	4,136	4,613	4,989	4,371	4,868	4,853	5,988
Total revenues	27,663	32,835	36,392	39,278	34,555	45,503	46,110	55,216
Cost of revenues:								
Products	1,655	1,844	2,637	2,459	1,944	3,150	3,824	4,051
Maintenance(1)	1,631	1,663	1,637	1,930	1,925	2,434	2,497	2,647
Services(1)	2,043	2,387	2,587	2,858	2,630	3,204	3,283	4,223
Total cost of revenues	5,329	5,894	6,861	7,247	6,499	8,788	9,604	10,921
Gross profit	22,334	26,941	29,531	32,031	28,056	36,715	36,506	44,295
Operating expenses(1):								
Research and development	5,315	5,423	5,201	6,598	5,598	6,576	6,429	7,663
Sales and marketing	14,868	14,355	12,298	14,758	14,785	18,582	18,563	21,728
General and administrative	4,349	4,863	4,943	6,123	6,018	6,336	6,767	7,148
Total operating expenses	24,532	24,641	22,442	27,479	26,401	31,494	31,759	36,539
Income (loss) from operations	(2,198)	2,300	7,089	4,552	1,655	5,221	4,747	7,756
Interest and other income (expense), net	305	340	157	(68)	(89)	(179)	(81)	(50)
Income (loss) before provision for income taxes	(1,893)	2,640	7,246	4,484	1,566	5,042	4,666	7,706
Provision (benefit) for income taxes	(563)	795	2,183	149	551	2,544	2,438	(14,940)
Net income (loss)	$(1,330)	$ 1,845	$ 5,063	$ 4,335	$ 1,015	$ 2,498	$ 2,228	$ 22,646

(1) Stock-based compensation expense as included in above:

Cost of maintenance revenues	$ 46	$ 54	$ 56	$ 60	$ 80	$ 102	$ 123	$ 140
Cost of services revenues	33	39	34	36	33	43	64	85
Research and development	339	334	322	347	429	518	595	635
Sales and marketing	751	752	466	482	612	851	987	968
General and administrative	234	346	786	628	776	971	1,071	1,123
Total stock-based compensation expenses	$1,403	$1,525	$1,664	$1,553	$1,930	$2,485	$2,840	$2,951

The following table sets forth our historical results, for the periods indicated, as a percentage of our revenues.

	Three Months Ended							
	July 31, 2008	Oct. 31, 2008	Jan. 31, 2009	April 30, 2009	July 31, 2009	Oct. 31, 2009	Jan. 31, 2010	April 30, 2010
	(Unaudited)							
Revenues:								
Products	57.1%	58.4%	59.8%	60.8%	52.9%	61.6%	57.6%	61.1%
Maintenance	31.0	29.0	27.5	26.5	34.5	27.7	31.9	28.1
Services	11.9	12.6	12.7	12.7	12.6	10.7	10.5	10.8
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:								
Products	6.0	5.6	7.3	6.3	5.6	6.9	8.3	7.3
Maintenance	5.9	5.1	4.5	4.9	5.6	5.4	5.4	4.8
Services	7.4	7.3	7.1	7.3	7.6	7.0	7.1	7.7
Total cost of revenues	19.3	18.0	18.9	18.5	18.8	19.3	20.8	19.8
Gross margin	80.7	82.0	81.1	81.5	81.2	80.7	79.2	80.2
Operating expenses:								
Research and development	19.2	16.5	14.3	16.8	16.2	14.5	13.9	13.9
Sales and marketing	53.7	43.7	33.8	37.6	42.8	40.8	40.3	39.4
General and administrative	15.7	14.8	13.5	15.6	17.4	13.9	14.7	12.9
Total operating expenses	88.6	75.0	61.6	70.0	76.4	69.2	68.9	66.2
Income (loss) from operations	(7.9)%	7.0%	19.5%	11.5%	4.8%	11.5%	10.3%	14.0%

Due to rounding to the nearest tenth of a percent, totals may not equal the sum of the line items in the table above.

Our operating results may fluctuate due to a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Revenues have increased over the quarters presented, other than for the first quarter of fiscal 2010, due primarily to the seasonality of our business with our first quarter having relatively lower product revenue compared to our respective prior fourth quarter. In addition, the timing of our annual sales "club" for top performers and annual training for our entire sales force occurs annually during our first fiscal quarter, may inhibit the selling potential during this period.

Our second and fourth quarters of our fiscal year tend to have relatively higher product revenue due to a number of factors, but primarily due to the fiscal year end procurement cycles of our U.S federal government customers, the budgeting, procurement and work cycles of our customers, including customers in the public sector, and the structure of our direct sales incentive and compensation programs, which may reinforce the tendency of our direct sales team to book the largest volume of deals towards the end of our fiscal year. Likewise our quarterly revenue improvements are offset by seasonal reductions in business activity during the summer months in the United States and Europe.

In general, our quarterly revenue continues to increase due to the increased number of products sold to new and existing customers and expansion into the international and mid-size markets. Our revenues continue to be positively impacted by timing of new compliance and cybersecurity mandates both domestic and international. Most notably during fiscal 2010, our quarterly revenue improvements have been positively impacted by continued strong sales in our federal vertical and strong mid-market wins. In addition, continued improvements in the EMEA region and significant revenue wins in our enterprise business drive continue to drive our growth.

Our operating expenses in general steadily increase over the quarterly periods presented. We continue to invest in resources to expand our platform and product offerings and expect research and development expenses to continue to increase in absolute dollars. On a quarterly basis, we have focused on continuing to grow and expand our business model, improve and create new market opportunities and expand our customer base. Our sales and marketing expenses on a quarterly basis reflect this focus and we expect that these expenses will continue to increase in absolute dollars to reflect our continued growth. Headcount increased 28% during 2010 raising headcount to 512 employees, and will continue to increase as we expand our headcount across the organization as a result of continued growth.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

10-K

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ArcSight, Inc.

We have audited the accompanying consolidated balance sheets of ArcSight, Inc. as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ArcSight, Inc. at April 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ArcSight, Inc.'s internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 9, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Jose, California
July 9, 2010

ARCSIGHT, INC.

Consolidated Balance Sheets

	As of April 30,	
	2010	2009
	(In thousands, except share amounts and par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$137,358	$ 90,467
Marketable securities	12,013	—
Accounts receivable, net of allowance for doubtful accounts of $256 and $262, as of April 30, 2010 and 2009, respectively	33,609	34,184
Deferred tax asset, current	8,807	—
Capitalized software, current	2,303	144
Prepaid expenses and other current assets	6,557	3,717
Total current assets	200,647	128,512
Property and equipment, net	8,174	4,416
Deferred tax asset, non-current	10,649	—
Goodwill	5,746	5,746
Acquired intangible assets, net	430	1,319
Other long-term assets	557	1,168
Total assets	$226,203	$141,161
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,039	$ 1,432
Accrued compensation and benefits	13,633	11,671
Obligations for software licenses, current	2,832	363
Other accrued liabilities	5,696	4,337
Deferred revenues, current	49,674	36,160
Total current liabilities	76,874	53,963
Deferred revenues, non-current	11,237	8,888
Other long-term liabilities	2,516	1,637
Total liabilities	90,627	64,488
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Convertible preferred stock, $0.00001 par value per share, 10,000,000 shares authorized as of April 30, 2010 and 2009, respectively; no shares issued and outstanding as of April 30, 2010 and 2009, respectively	—	—
Common stock, $0.00001 par value per share; 150,000,000 shares authorized as of April 30, 2010 and April 30, 2009, respectively; 34,322,543 and 32,248,116 issued and outstanding as of April 30, 2010 and 2009, respectively	—	—
Additional paid-in capital	144,273	113,781
Accumulated other comprehensive loss	(290)	(314)
Accumulated deficit	(8,407)	(36,794)
Total stockholders' equity	135,576	76,673
Total liabilities and stockholders' equity	$226,203	$141,161

The accompanying notes are an integral part of these consolidated financial statements.


10-K

ARCSIGHT, INC.

Consolidated Statements of Operations

	Fiscal Year Ended April 30,		
	2010	2009	2008
	(In thousands, except share amounts)		
Revenues:			
Products	$106,568	$ 80,616	$ 63,765
Maintenance	54,736	38,521	27,607
Services	20,080	17,031	10,173
Total revenues	181,384	136,168	101,545
Cost of revenues:			
Products	12,969	8,595	4,767
Maintenance(1)	9,503	6,861	5,691
Services(1)	13,340	9,875	5,800
Total cost of revenues	35,812	25,331	16,258
Gross profit	145,572	110,837	85,287
Operating expenses(1):			
Research and development	26,266	22,537	19,762
Sales and marketing	73,658	56,279	53,453
General and administrative	26,269	20,278	13,422
Total operating expenses	126,193	99,094	86,637
Income (loss) from operations	19,379	11,743	(1,350)
Interest income	124	991	857
Other income (expense), net	(523)	(257)	(385)
Income (loss) before provision for income taxes	18,980	12,477	(878)
Provision (benefit) for income taxes	(9,407)	2,564	1,131
Net income (loss)	$ 28,387	$ 9,913	$ (2,009)
Net income (loss) per common share, basic	$ 0.85	$ 0.32	$ (0.08)
Net income (loss) per common share, diluted	$ 0.78	$ 0.30	$ (0.08)
Shares used in computing basic net income (loss) per common share	33,434	31,233	25,936
Shares used in computing diluted net income (loss) per common share	36,197	33,550	25,936

(1) Stock-based compensation expense included in above (see Note 8):

	2010	2009	2008
Cost of maintenance revenues	$ 445	$ 216	$ 106
Cost of services revenues	225	142	115
Research and development	2,177	1,342	1,356
Sales and marketing	3,418	2,451	2,685
General and administrative	3,941	1,994	664

The accompanying notes are an integral part of these consolidated financial statements.

ARCSIGHT, INC.

Consolidated Statements of Stockholders' Equity
For the Fiscal Years Ended April 2008, 2009 and 2010

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
	(In thousands, except share amounts)								
Balance as of April 30, 2007	13,032,497	26,758	10,620,041	—	23,479	(554)	13	(44,566)	5,130
Cumulative effect adjustment due to the adoption of ASC 740-10	—	—	—	—	—	—	—	(132)	(132)
Issuance of common stock upon exercise of stock options	—	—	402,260	—	923	—	—	—	923
Reclassification of options exercised but not vested, net	—	—	—	—	60	—	—	—	60
Repurchase of common stock subject to vesting	—	—	(6,845)	—	(3)	—	—	—	(3)
Amortization of deferred stock-based compensation, net of terminations	—	—	—	—	(6)	97	—	—	91
Amortization of restricted stock-based compensation	—	—	—	—	—	404	—	—	404
Stock-based compensation under ASC 718	—	—	—	—	4,431	—	—	—	4,431
Exercise of Series B preferred stock warrants	12,909	—	—	—	—	—	—	—	—
Exercise of common stock warrants	—	—	6,293	—	—	—	—	—	—
Conversion of preferred stock into common stock	(13,045,406)	(26,758)	14,000,441	—	26,758	—	—	—	—
Proceeds from initial public offering, net of issuance costs of $4,288	—	—	6,000,000	—	45,932	—	—	—	45,932
Comprehensive loss:									
Foreign currency translation adjustment	—	—	—	—	—	—	(58)	—	(58)
Net loss	—	—	—	—	—	—	—	(2,009)	(2,009)
Comprehensive loss									(2,067)
Balance as of April 30, 2008	—	—	31,022,190	—	101,574	(53)	(45)	(46,707)	54,769
Issuance of common stock under stock option and stock purchase plans	—	—	1,225,926	—	4,800	—	—	—	4,800
Reclassification of options exercised but not vested, net	—	—	—	—	24	—	—	—	24
Amortization of deferred stock-based compensation, net of terminations	—	—	—	—	—	19	—	—	19
Amortization of restricted stock-based compensation	—	—	—	—	—	34	—	—	34
Stock-based compensation under ASC 718	—	—	—	—	6,092	—	—	—	6,092
Tax benefit from stock-based awards	—	—	—	—	1,291	—	—	—	1,291
Comprehensive income:									
Foreign currency translation adjustment	—	—	—	—	—	—	(269)	—	(269)
Net income	—	—	—	—	—	—	—	9,913	9,913
Comprehensive income									9,644
Balance as of April 30, 2009	—	$ —	32,248,116	$—	$113,781	$ —	$(314)	$(36,794)	$ 76,673
Issuance of common stock under stock option and stock purchase plans	—	—	2,074,427	—	12,017	—	—	—	12,017
Stock-based compensation under ASC 718	—	—	—	—	10,206	—	—	—	10,206
Tax benefit from stock-based awards	—	—	—	—	8,269	—	—	—	8,269
Comprehensive income:									
Foreign currency translation adjustment	—	—	—	—	—	—	24	—	24
Net income	—	—	—	—	—	—	—	28,387	28,387
Comprehensive income									28,411
Balance as of April 30, 2010	—	$ —	34,322,543	$—	$144,273	$ —	$(290)	$ (8,407)	$135,576

The accompanying notes are an integral part of these consolidated financial statements.

ARCSIGHT, INC.

Consolidated Statements of Cash Flows

	Fiscal Year Ended April 30,		
	2010	2009	2008
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 28,387	$ 9,913	$ (2,009)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,452	2,471	1,945
Amortization of acquired intangibles	889	842	573
Loss (gain) on disposal of property and equipment	26	17	(6)
Stock-based compensation	10,206	6,145	4,926
Deferred tax assets	(19,456)	—	—
Excess tax benefit from stock-based compensation	(8,269)	(1,291)	—
Provision for allowance for doubtful accounts	134	142	33
Changes in operating assets and liabilities:			
Accounts receivable	441	(7,668)	(11,137)
Prepaid expenses and other assets	(624)	2,205	1,008
Accounts payable	3,607	(1,683)	269
Accrued compensation and benefits	2,386	(193)	5,186
Other accrued liabilities	9,643	2,159	1,066
Deferred revenues	15,863	3,782	11,678
Net cash provided by operating activities	45,685	16,841	13,532
Cash flows from investing activities:			
Restricted cash	842	—	—
Maturities of marketable securities	12,985	—	—
Purchases of marketable securities	(24,998)	—	—
Purchases of property and equipment	(5,518)	(2,007)	(4,031)
Proceeds from sales of property and equipment	—	—	19
Net cash used in investing activities	(16,689)	(2,007)	(4,012)
Cash flows from financing activities:			
Initial public offering preparation costs	—	—	(3,669)
Proceeds from initial public offering	—	—	50,220
Excess tax benefit from stock-based compensation	8,269	1,291	—
Proceeds from exercise of stock options, net of repurchases	12,017	4,800	920
Payment of capital lease and software license obligations	(2,410)	(2,143)	(1,904)
Net cash provided by financing activities	17,876	3,948	45,567
Effect of exchange rate changes on cash	19	(261)	(58)
Net increase in cash and cash equivalents	46,891	18,521	55,029
Cash and cash equivalents at beginning of period	90,467	71,946	16,917
Cash and cash equivalents at end of period	$137,358	$90,467	$ 71,946
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 2,873	$ 1,669	$ 331
Interest expense paid	103	110	227
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued upon conversion of preferred stock	—	—	26,758
Property and equipment acquired under capital lease	713	101	—
Capitalized software obligations	4,606	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

ArcSight, Inc. ("ArcSight" or the "Company") is a leading provider of enterprise threat and risk management solutions that protect businesses and government agencies. The Company's enterprise threat and risk management platform collects, consolidates and correlates network and user activity data across the enterprise so that businesses can rapidly detect, diagnose and manage both internal and external threats and risks across the organization for activities associated with critical assets and processes. With the Company's enterprise threat and risk management platform and products, organizations can use the ArcSight platform to reduce risk, identify vulnerabilities, comply with regulations and protect their high-value digital assets from cyber-theft, cyber-fraud, cyber-warfare and cyber-espionage. The Company's SIEM products deliver a centralized, real-time view of all activity or events across geographically dispersed and heterogeneous business and technology infrastructures. Its log management products collect and store activity and event data for regulatory compliance, reporting and forensic analysis. Working together, these products collect, consolidate and correlate massive amounts of activity data, in the form of log events, from thousands of security point solutions, network and computing devices, databases and applications, enabling intelligent identification, prioritization and response to compliance and corporate policy violations, and external and insider threats. The Company's specialized software and application packages deliver pre-packaged analytics and reports tailored to specific compliance and security initiatives, such as Sarbanes-Oxley (SOX), PCI, user monitoring and fraud detection. The Company is headquartered in Cupertino, California, and was incorporated on May 3, 2000 under the laws of the state of Delaware.

Initial Public Offering

In February 2008, the Company completed an initial public offering ("IPO"), in which it sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. The Company raised a total of $54.0 million in gross proceeds from the IPO, or $45.9 million in net proceeds after deducting underwriters' discounts of $3.8 million and other offering expenses of $4.3 million. Upon the completion of the IPO, all shares of convertible preferred stock outstanding automatically converted into 14,000,441 shares of common stock.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

On November 20, 2007, the Board of Directors and the Company's stockholders approved a 1-for-4 reverse stock split of the Company's outstanding shares of common stock and convertible preferred stock (the "Reverse Split"). All authorized, reserved, issued and outstanding common stock, convertible preferred stock and per share amounts contained in these notes and the accompanying consolidated financial statements have been retroactively adjusted to reflect the Reverse Split.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future, given available information. Estimates, assumptions and judgments, are used for, but are not limited to, revenue recognition, determination of fair value of stock and stock-based awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, accounting for income taxes, including the valuation reserve on deferred tax assets and uncertain tax positions, allowances for doubtful accounts, valuations of cash equivalents and marketable securities, and accrued liabilities such as bonus accruals. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in accounts consisting of high-credit quality financial instruments. The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents consist of money market accounts on deposit with two banks and are stated at cost, which approximates fair value.

Marketable Securities

Marketable securities were $12.0 million as of April 30, 2010. There were no marketable securities as of April 30, 2009. The Company determines the appropriate classification of the securities at the time of purchase and re-evaluates the designation as of each balance sheet date. As of April 30, 2010, all marketable securities are considered available-for-sale. Marketable securities consist principally of taxable, short-term marketable certificates of deposit and U.S. Treasury notes, with original maturities between three and nine months. Marketable securities are stated at estimated fair value with unrealized gains and losses reported in accumulated other comprehensive loss. Unrealized gain recorded net of tax benefit amounted to $3,000 for fiscal 2010. A decline in the market value of any available-for sale security below cost that is deemed to be other-than-temporary results in an impairment which reduces the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the costs of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reason for the impairment, the severity and duration of the impairment, changes in value subsequent to period-end, and the general market conditions. There were no other-than-temporary impairments for the period ended April 30, 2010. The specific identification method is used to determine the costs of securities disposed of, with realized gains and losses reflected in other expense, net. Investments are anticipated to be used for current operations.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, marketable securities, trade accounts receivable, accounts payable, and other accrued liabilities approximate their respective fair values due to the relatively short-term maturities. The carrying amounts of marketable securities and derivative financial instruments approximate their respective fair values due to adjusting these investments to their respective market values each reporting period.

Foreign Currency Translation/Transactions

The functional currency of the Company's foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet dates.

Net foreign currency transaction losses of approximately $0.4 million, $0.1 million and $0.1 million, for fiscal 2010, 2009 and 2008, respectively, were primarily the result of the settlement of inter-company transactions and are included in other expense.

Derivative Financial Instruments

The majority of the Company's sales are denominated in United States dollars; however, there are some sales transactions denominated in foreign currencies. In addition, the Company's foreign subsidiaries pay their expenses in local currency. Therefore, movements in exchange rates could cause net sales and expenses to fluctuate, affecting the Company's profitability and cash flows. The Company's general practice is to use foreign currency forward contracts to reduce its exposure to foreign currency exchange rate fluctuations. Unrealized gains and losses associated with these foreign currency contracts are reflected in the Company's balance sheet and recorded in prepaid expenses and other current assets or accrued expenses and other current liabilities. Changes in fair value and premiums paid for foreign currency contracts are recorded directly in other income and expense in the consolidated statements of income. Cash flows from such derivatives are classified as operating activities. The objective of these contracts is to reduce the impact of foreign currency exchange rate movements on the Company's net income. During fiscal 2010, 2009 and 2008, the Company considered the net results of the use of foreign currency forward contracts to be an effective mechanism to minimize the fluctuations and movements in exchange rates that affect the Company's profitability and cash flows. All of the Company's foreign currency forward contracts mature within 12 months from the balance sheet date. The Company does not use derivatives for speculative or trading purposes, nor does the Company designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board ("FASB") under Accounting Standards Codification ("ASC") Topic 815, "Accounting for Derivative Instruments in Hedging Activities" ("ASC 815").

As of April 30, 2010, and 2009, the notional amount of outstanding foreign currency derivatives classified as other accrued liabilities not designated as hedging instruments under the guidance was $0.3 million and $1.4 million, respectively. As of April 30, 2010, approximately 60%, 24%, and 15% of the notional amount of the Company's outstanding foreign currency derivatives were attributable to the Canadian dollar, Euro and British Pound Sterling currencies, respectively, and all will expire within 60 days. As of April 30, 2009, approximately 97% and 3% of the notional amount of the Company's outstanding foreign currency derivatives were attributable to the Canadian dollar and British Pound Sterling currencies, respectively. As of April 30, 2010 and 2009, the fair value gain or (loss) adjustment to mark these instruments to market was ($2,000) and $28,000, respectively, and are included in accrued expenses and other accrued liabilities in the accompanying condensed consolidated balance sheets. For fiscal 2010, 2009 and 2008, the Company recorded losses of $1,000, $0.1 million and $36,000, respectively, in other income (expense), net, associated with foreign currency derivative contracts.

Concentration of Credit Risk and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, marketable securities, foreign currency forward contracts and accounts receivable. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents, marketable securities, and foreign currency forward contracts to the extent recorded on its balance sheet. Risks associated with cash equivalents, marketable securities, and foreign currency forward contracts are mitigated by banking with high-credit quality institutions. Cash deposits and investments may be in excess of insured limits. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. To date, the Company has not experienced any losses on its cash, cash equivalents and marketable securities and minimal losses attributable to mark-to-market adjustment on its foreign currency forward contracts. The Company performs periodic evaluations of the relative credit standing of the financial institutions.

The Company sells its products, maintenance and services directly to customers or through resellers in Asia Pacific, Europe, the Middle East and Africa (collectively, "EMEA") and the Americas, with the majority of its sales in the United States. The Company monitors its exposure within accounts receivable and records an allowance against doubtful accounts as necessary. The Company performs ongoing credit evaluations of its customers and extends credit in the normal course of business and generally does not require collateral. Historically, the Company has not experienced significant credit losses on its accounts receivable. Management believes that any risk of loss for trade receivables is mitigated by the Company's ongoing credit evaluations of its customers.

No customer or reseller accounted for more than 10% of total revenues for fiscal 2010, 2009 or 2008. As of April 30, 2010, the Company had two resellers with accounts receivable balances greater than 10% of the Company's net accounts receivable, with balances of 15% and 10% of net accounts receivable. As of April 30, 2009, the Company had two customers with accounts receivable balances greater than 10% of the Company's net accounts receivable, with balances of 17% and 11% of net accounts receivable. Reseller accounts receivable balances greater than 10% are comprised of multiple customers and often multiple transactions with those customers. In fiscal 2010,

2009 and 2008, the Company derived 32%, 22% and 20% of our revenues, respectively, from contracts with agencies of the U.S. federal government.

The majority of the Company's revenues are derived from sales of the Company's security and compliance management products, primarily ArcSight ESM and Logger, and the Company expects this to continue for the foreseeable future. The Company primarily uses one source for manufacturing and fulfillment for its Logger and other appliance products. Demand for the Company's products is affected by a number of factors, some of which are beyond the Company's control, including the timing of development and release of new products by the Company and its competitors, technological change, lower-than-expected growth or a contraction in the worldwide market for enterprise security and compliance management solutions and other risks.

Revenue Recognition

The Company derives its revenues from three sources: (1) sales of software licenses and related appliances ("products"); (2) fees for maintenance to provide unspecified upgrades and customer technical support ("maintenance"); and (3) fees for services, which includes services performed in connection with time-and-materials based consulting agreements ("services").

For all sales, revenues are recognized in accordance with GAAP, subject to the guidance for "Software Revenue Recognition" under ASC Topic 985-605 ("ASC 985-605"), as amended.

The Company enters into software license agreements through direct sales to customers and through resellers. The license agreements include post-contract customer support and may include professional services deliverables. Post-contract customer support includes rights to receive unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and Internet and telephone access to technical support personnel and content. Professional services include installation and implementation of the Company's software, staffing and management services for customer security operation centers ("SOCs") and customer training. Professional services are not essential to the functionality of the associated licensed software.

For all sales, revenues attributable to an element in a customer arrangement are recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable and collectibility is reasonably assured.

The Company typically uses a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of the Company's shrinkwrap or end-user license agreement as evidence of an arrangement. In circumstances where the customer does not issue purchase orders separate from a signed contract, the Company uses the signed contract as evidence of the arrangement. Sales through its significant resellers are evidenced by a master agreement governing the relationship.

Resellers and systems integrators purchase products for specific end-users and do not hold inventory. Resellers and systems integrators perform functions that include delivery to the end customer, installation or integration and post-sales service and support. The agreements with these resellers and systems integrators have terms that are generally consistent with the standard terms and conditions for the sale of the Company's products and services to end-users and do not provide for product rotation or pricing allowances. For sales to direct end-users, resellers and systems integrators, the Company recognizes product revenue upon transfer of title and risk of loss, which is generally upon shipment, provided all other criteria for revenue recognition have been met. Where sales are made through resellers, revenue is generally recorded only upon shipment to the end-users, when all other criteria for revenue recognition have been met. In a limited number of instances, where delivery is to be made to a reseller upon the request of either the end-user or the reseller, and all other criteria for revenue recognition have been met, it is the Company's practice to recognize revenue on shipment to a reseller but only where an end-user has been identified prior to shipment. For end-users, resellers and system integrators, the Company generally has no significant obligations for future performance such as rights of return or pricing credits.

At the time of each transaction, the Company assesses whether the fees associated with the transaction are fixed or determinable. If a significant portion of a fee is due after the Company's normal payment terms, currently up to three months (payment terms beyond three months are considered to be extended terms), or if as a result of customer acceptance provisions, the price is subject to refund or forfeiture, concession or other adjustment, then the

Company considers the fee to not be fixed or determinable. In the limited instances in which these cases occur, revenues are deferred and recognized when payments become due and payable, or the right to refund or forfeiture, concession or adjustment, if any, lapses upon customer acceptance.

The Company assesses whether collection is reasonably assured based on a number of factors including the creditworthiness of the customer as determined by credit checks and analysis, past transaction history, geographic location and financial viability. The Company generally does not require collateral from customers. If the determination is made at the time of the transaction that collection of the fee is not reasonably assured, then all of the related revenues are deferred until the time that collection becomes reasonably assured, which in some cases requires the collection of cash prior to recognition of the related revenues.

The Company uses shipping documents, contractual terms and conditions and customer acceptance, when applicable, to verify delivery to the customer. For software license fees in arrangements that do not include customization, or services that are not considered essential to the functionality of the licenses, delivery is deemed to occur when the product is delivered to the customer. Services and consulting arrangements that are not essential to the functionality of the licensed product are recognized as revenues as these services are provided. Delivery of maintenance agreements is considered to occur on a straight-line basis ratably over the life of the contract, typically 12 months.

Vendor-specific objective evidence of fair value ("VSOE") for maintenance and support services is based on separate sales and/or renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive in both rate and term. VSOE for professional services is established based on prices charged to customers when such services are sold separately. For deliverables and multiple element arrangements subject to the guidance, when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for the delivered elements in the arrangement, the Company recognizes revenues under the residual method. Under the residual method, at the outset of the arrangement with a customer, revenues are deferred for the fair value of the undelivered elements and revenues are recognized for the remainder of the arrangement fee attributable to the delivered elements (typically products) when all of the applicable criteria in the guidance have been met. In the event that VSOE for maintenance services does not exist, and this represents the only undelivered element, revenues for the entire arrangement are recognized ratably over the performance period. Revenues from maintenance and support agreements are recognized on a straight-line basis ratably over the life of the contract. Revenues from time-based (term) license sales that include ongoing delivery obligations throughout the term of the arrangement are recognized ratably over the term because the Company does not have VSOE for the undelivered elements.

Many of the Company's product contracts include implementation and training services. When products are sold together with consulting services, license fees are recognized upon delivery, provided that (i) the criteria of software revenue recognition have been met, (ii) payment of the license fees is not dependent upon the performance of the services, and (iii) the services do not provide significant customization of the products and are not essential to the functionality of the software that was delivered. The Company does not typically provide significant customization of its software products. These services are typically recognized on a time-and-materials basis.

The cost of providing the Company's products, maintenance and services consists primarily of direct material costs for products and the fully burdened cost of the Company's service organization for maintenance and services. Shipping and handling charges incurred and billed to customers for product shipments are recorded in product revenue and related cost of product revenues in the accompanying consolidated statements of income. If it becomes probable that the amount allocated to an undelivered element will result in a loss on that element of the arrangement, the loss is recognized.

Deferred revenues consist primarily of deferred product revenues, deferred maintenance fees and deferred services fees. Deferred revenues are recorded net of pre-billed services, post-contract customer support billings for which the term has not commenced and invoices for cash basis customers. Deferred product revenues generally relate to product sales being recognized ratably over the term of the licensing arrangement, and, to a lesser extent, partial shipments when the Company does not have VSOE for the undelivered elements and products that have been delivered but await customer acceptance. Deferred maintenance fees and consulting services generally relate to payments for maintenance and consulting services in advance of the time of delivery of services. These deferred amounts are expected to be recognized as revenues based on the policy outlined above.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for potential future estimated losses resulting from the inability or unwillingness of certain customers to make all of their required payments. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. This assessment requires significant judgment. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period the determination is made. If the financial condition of its customers or any of the other factors the Company uses to analyze creditworthiness were to worsen, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts as of April 30, 2010.

The following describes activity in the allowance for doubtful accounts for fiscal 2010, 2009 and 2008 (in thousands):

Period	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
2008	$123	$ 33	$ (23)	$133
2009	$133	$142	$ (13)	$262
2010	$262	$134	$(140)	$256

(1) Uncollectible amounts written off, net of recoveries.

Restricted Cash

Restricted cash consisted of a deposit in a money market account amounting to $0.8 million as of April 30, 2009 that was held to secure a standby letter of credit required in connection with the operating lease for the Company's headquarters in Cupertino, California, which is included in other long-term assets on the Company's Consolidated Balance Sheets. As a result of achieving specified operational milestones the restricted cash balance was released during fiscal 2010, and as of April 30, 2010 this balance is zero.

Capitalized Software License Obligations

On May 31, 2009, the Company renewed the software license agreement with Oracle USA, Inc. that authorizes the Company to integrate Oracle database software with the ArcSight ESM products and distribute ArcSight ESM products with the embedded database software as a component of the product. The agreement has a two year term that commenced on May 31, 2009 when the prior agreement with Oracle expired. The supporting royalty and technical support payments total $4.8 million over the license term. These software licenses represent purchases by the Company of the right to utilize and incorporate as a component of its product, the intellectual property of certain third parties. As a result of these purchases, the Company is contractually obligated to pay minimum royalties on fixed and determinable dates over a two-year period regardless of product sales being generated. These purchases have been recorded on the accompanying consolidated balance sheets based on the discounted present value of the Company's contractual payment obligations. During fiscal 2010, 2009 and 2008, payments under these agreements amounted to $2.4, million $1.9 million and $1.9 million with related interest expense of $0.1 million, $0.1 million and $0.2 million, respectively.

The capitalized software licenses are being amortized ratably over the respective two-year terms of the agreements and are included as a component of cost of product revenues and cost of maintenance revenues in the amount of $1.7 million and $0.7 million, $1.4 million and $0.6 million, and $1.7 million and $0.5 million for fiscal 2010, 2009 and 2008, respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Among the factors and circumstances considered by management in determining assessments of recoverability are: (i) a significant decrease in the market price of a long-lived asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; (v) current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and (vi) a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Under the guidance, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There have been no indicators of impairment and no impairment losses have been recorded by the Company in any period presented.

Property and Equipment, Net

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment typically ranging from two to five years. Leasehold improvements are recorded at cost with any reimbursement from the landlord being accounted for as an offset to rent expense using the straight-line method over the lease term. Leasehold improvements are amortized over the shorter of the remaining operating lease term or the useful lives of the assets.

Business Combinations

We account for business combinations in accordance with ASC Topic 805, "Business Combinations" ("ASC 805"), which requires the purchase method of accounting for business combinations. In accordance with the guidance, we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. In accordance with the guidance, we allocate the purchase price of our business combinations to the tangible assets, intangible assets and liabilities acquired based on their estimated fair values. We record the excess of the purchase price over the total of those fair values as goodwill.

Our valuations require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists and distribution agreements and discount rates. We estimate fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from our estimates.

Goodwill

Goodwill is not amortized, but rather it is periodically assessed for impairment.

The Company tests goodwill for impairment annually on November 1 of each fiscal year, and more frequently if events merit. The Company performs this fair-value based test in accordance with ASC Topic 350, "Goodwill and Other Intangible Assets" ("ASC 350"). Future goodwill impairment tests could result in a charge to earnings.

Software Development Costs

Costs incurred for the development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the beta stage using the working model approach. To date, the period of time between the establishment of a technologically feasible working model and the subsequent general release of the product have been of a relatively short duration of time and have resulted in insignificant amounts of costs qualifying for capitalization for all periods presented. Thus, all software development costs have been expensed as incurred in research and development expense.

Cost of Computer Software Developed or Obtained for Internal Use

The Company capitalizes certain costs incurred for computer software developed or obtained for internal use, which are incurred during the application development stage. These capitalized costs are to be amortized on a straight-line basis over the expected useful life of the software. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. For fiscal 2010 the Company has capitalized software costs for the development of internal use software amounting to $3.0 million. No such software costs were capitalized for fiscal 2009. Amortization of these costs capitalized in accordance with the guidance will begin when the new software is ready for its intended use and will be amortized over the estimated useful life of the software generally on a straight-line basis unless another systematic and rational basis is more representative of the software's use.

Research and Development Expenses

The Company expenses research and development expenses in the period in which these costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. The Company incurred $0.2 million in advertising expenses in each of fiscal years 2010, 2009 and 2008.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with ASC 740 "Accounting for Income Taxes", ("ASC 740"). The Company estimates income taxes in each of the jurisdictions in which it operates. This process involves determining income tax expense together with calculating the deferred income tax expense (benefit) related to temporary differences resulting from the differing treatment of items for tax and accounting purposes, such as deferred revenue or deductibility of certain intangible assets. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred tax assets and liabilities are measured using tax rates currently in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. These temporary differences result in deferred tax assets and liabilities. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Changes in these estimates may result in significant increases or decreases to the Company's tax provision in a period in which such estimates are charged, which would affect net income.

The Company adopted ASC 740, "Accounting for Uncertainty in Income Taxes," an interpretation of the guidance under ASC 740-10, on May 1, 2007. ASC 740-10 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition with respect to income tax uncertainty. Management judgment is required to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained, as well as the largest amount of benefit from each sustained position that is more likely than not to be realized.

As of April 30, 2010 and in accordance with ASC 740, the Company evaluated its need for a valuation allowance based on historical evidence, trends in profitability and expectations of future taxable income, and determined that the valuation allowance was no longer necessary. As such, we released $18.6 million of the valuation allowance as an offset against all of our U.S. and state deferred tax assets resulting in a net benefit in our provision for income taxes.

Stock-Based Compensation Expense

Effective May 1, 2006, the Company adopted the provisions and guidance under ASC Topic 718 "Compensation-Stock Compensation" ("ASC 718"), using the prospective-transition method. In accordance with the guidance, beginning on May 1, 2006 measurement and recognition of compensation expense for all awards made to employees and directors is recognized based on estimated fair values. In accordance with the guidance, the Company uses the Black-Scholes-Merton ("Black-Scholes") pricing model to determine the fair value of the stock options on the grant dates, and the Company amortizes the fair value of compensation on a straight-line basis.

The Company's 2007 Employee Stock Purchase Plan ("ESPP") became effective upon the effectiveness of the Company's IPO on February 14, 2008. The ESPP is compensatory and results in compensation cost accounted for under the guidance. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP, and the Company amortizes the fair value over the offering period.

Comprehensive Income (Loss)

Comprehensive income (loss) includes certain unrealized gains and losses that are recorded as a component of stockholders' equity and excluded from the determination of net income. The Company's accumulated other comprehensive income (loss) consisted of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries and unrealized losses on marketable securities. The tax effects on the foreign currency translation adjustments and unrealized gains and losses on marketable securities have not been significant.

Fair Value Measurement

In accordance with the guidance under ASC Topic 820-10 "Fair Value Measurements and Disclosures" ("ASC 820-10"), the Company measures its financial assets and liabilities at fair value. On May 1, 2009, the Company adopted the guidance for non-financial assets and liabilities measured at fair value. Non-recurring non-financial assets and non-financial liabilities include those measured at fair value and tested for impairment, including goodwill and intangible assets. The adoption of the guidance did not impact the consolidated results of operations, financial condition or cash flows.

The guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* — observable inputs such as unadjusted quoted prices in active markets for identical assets and liabilities;
- *Level 2* — observable inputs such as quoted prices for similar assets and liabilities in active markets that are observable either directly or indirectly; and
- *Level 3* — unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. On a recurring basis, the Company measures certain financial assets, comprised of money market accounts, certificates of deposit and U.S. treasury bills based on Level 1 inputs at fair value. The Company is required to measure and disclose the fair value of outstanding financial liabilities on a recurring basis. The fair value of financial obligations relating to the capitalized software licenses, based on quoted interest rates (Level 2 inputs) for the remaining duration of the liabilities, approximated carrying value.

In accordance with the guidance, the following table represents the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of April 30, 2010 and 2009 (in thousands):

	Level 1	Level 2	Level 3	Total
As of April 30, 2010:				
Cash and cash equivalents	$137,358	$ —	$—	$137,358
Marketable securities	12,013	—	—	12,013
Capitalized software license obligations	—	2,832	—	2,832
Total	$149,371	$2,832	—	$152,203

	Level 1	Level 2	Level 3	Total
As of April 30, 2009:				
Cash and cash equivalents	$90,467	$ —	$—	$90,467
Restricted cash	842	—	—	842
Capitalized software license obligations	—	363	—	363
Total	$91,309	$363	$—	$91,672

As of April 30, 2010, there were approximately $15.0 million in U.S. Treasury bills maturing in less than 3 months and included in cash and cash equivalents, approximately $7.0 million in certificates of deposit maturing within the next three months, and approximately $5.0 million in U.S. treasury bills maturing within the next five months. For the year ended April 30, 2010, there were unrealized gains of approximately $2,000 attributable to interest rate changes, the amount of which is considered insignificant and temporary in nature.

Recent Accounting Pronouncements

In May 2009, the FASB issued revised guidance under ASC Topic 855-10, "Subsequent Events" ("ASC 855-10"), which establishes principles and requirements for subsequent events. Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. There are two types of subsequent events: (i) the first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet and (ii) the second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. An entity shall recognize in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. This guidance was effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this guidance effective May 1, 2009.

In February 2010, the FASB issued ASU No. 2010-09, amending Subsequent Events (Topic 855) Certain Recognition and Disclosure Requirements ("ASU 2010-09"). This guidance addresses the interaction between Topic 855 and related SEC reporting requirements. The amendment removes the requirement for SEC filers to disclose a date through which subsequent events have been evaluated. The amendment is effective upon issuance and has been adopted by the Company for the fiscal quarter ended January 31, 2010, the adoption of which did not impact the condensed consolidated results of operations, financial condition or cash flows.

In June 2009, the FASB issued ASC Topic 105-10 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("ASC 105-10"), which approved the FASB Accounting

Standards Codification ("Codification") as the single source of authoritative United States accounting and reporting standards for all non-governmental entities, except for guidance issued by the SEC. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. The Company adopted the guidance effective August 1, 2009. All references made to generally accepted accounting principles in the United States ("U.S. GAAP") will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company's condensed consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Element Arrangements — a consensus of the FASB Emerging Issues Task Force ("ASU 2009-13"). This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This revised guidance is effective for annual financial periods beginning after June 15, 2010, and early adoption is permitted. The Company is currently evaluating the potential impact, if any, the adoption of this new guidance will have on its consolidated results of operations, financial condition or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements — a consensus of the FASB Emerging Issues Task Force ("ASU 2009-14"). This guidance amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This revised guidance is effective for annual financial periods beginning after June 15, 2010, and early adoption is permitted. The Company is currently evaluating the potential impact, if any, the adoption of this new guidance will have on its consolidated results of operations, financial condition or cash flows.

3. Net Income (Loss) Per Common Share

On February 20, 2008, the closing date of the IPO, and pursuant to the amended and restated certificate of incorporation, all outstanding shares of convertible preferred stock converted into an aggregate of 14,000,441 shares of common stock. Additionally, in connection with the conversion of the shares of convertible preferred stock, warrants to purchase shares of convertible preferred stock and common stock were also converted to a net 19,202 shares of common stock.

Basic and diluted net income (loss) per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed giving effect to all potentially dilutive common shares that were outstanding during the period on a weighted average basis. Potentially dilutive common shares consist of various employee stock awards including, common shares issuable upon exercise of stock options, and shares purchasable under the ESPP.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Numerator for basic and diluted net income (loss) per share:			
Net income (loss)	$28,387	$ 9,913	$(2,009)
Denominator for basic net income (loss) per share:			
Weighted-average common shares, net of weighted-average shares subject to repurchase, used in computing net income (loss) per common share-basic	33,434	31,233	25,936
Denominator for diluted net income (loss) per share:			
Shares used above, basic	33,434	31,233	25,936
Stock options	2,763	2,266	—
Shares subject to repurchase	—	51	—
Denominator for diluted net income (loss) per share:	36,197	33,550	25,936
Net income (loss) per common share:			
Basic	$ 0.85	$ 0.32	$ (0.08)
Diluted	$ 0.78	$ 0.30	$ (0.08)

As the Company had a net loss for fiscal 2008, basic and diluted net loss per share are the same. The weighted-average shares used in the computation of basic and diluted net loss per share for the 2008 net loss period presented is net of shares subject to repurchase.

The following table sets forth the weighted-average number of shares subject to potentially dilutive outstanding securities (i.e., convertible preferred stock, common stock options, common stock subject to repurchase and warrants) that were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have had an anti-dilutive effect (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Convertible preferred stock (as converted)	—	—	11,046
Options to purchase common stock	291	1,354	2,484
Common stock subject to repurchase	—	—	153
Warrants to purchase common stock and convertible preferred stock (as converted)	—	—	13
Total	291	1,354	13,696

4. Balance Sheet Details

Property and Equipment, Net

Property and equipment as of April 30, 2010 and 2009 consisted of the following (in thousands):

	As of April 30, 2010	As of April 30, 2009
Computers and equipment	$ 7,341	$ 7,064
Furniture and fixtures	1,595	1,072
Software	3,784	788
Leasehold improvements	2,538	2,337
	15,258	11,261
Less: accumulated depreciation and amortization	(7,084)	(6,845)
Property and equipment, net	$ 8,174	$ 4,416

Depreciation expense was $1.9 million, $2.1 million and $1.6 million for fiscal 2010, 2009 and 2008, respectively. Amortization expense was $0.6 million, $0.4 million and $0.3 million for fiscal 2010, 2009 and 2008, respectively. Assets acquired until capital lease obligations, reflected in computers and equipment balances as of April 30, 2010 and 2009 amount to $0.8 million and $0.1 million, respectively. As of April 30, 2010, remaining capital lease obligations for 2011, 2012 and 2013 are $0.3 million, $0.3 million and $0.1 million, respectively. Amortization of assets acquired under capital lease obligations is included in depreciation and amortization.

Goodwill and Intangible Assets, Net

The estimated useful lives, gross carrying amount, accumulated amortization and net book value of goodwill and intangible assets as of April 30, 2010 and 2009 are as follows (dollars in thousands):

As of April 30, 2010:	Estimated Weighted-Average Useful Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core and developed technologies	5.00	$1,970	$(1,611)	$ 359
Customer installed-base relationships	6.00	80	(66)	14
Employee non-compete agreements	5.00	1,160	(1,103)	57
Total		$3,210	$(2,780)	$ 430
Goodwill				$5,746

As of April 30, 2009:	Estimated Weighted-Average Useful Lives in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core and developed technologies	5.00	$1,970	$ (960)	$1,010
Customer installed-base relationships	6.00	80	(53)	27
Employee non-compete agreements	5.00	1,160	(878)	282
Total		$3,210	$(1,891)	$1,319
Goodwill				$5,746

Acquired intangible assets other than goodwill are amortized over their respective estimated useful lives to match the amortization to the benefits received. The total amortization expense related to intangible assets was $0.9 million, $0.8 million and $0.6 million for fiscal 2010, 2009, and 2008, respectively.

There was no impairment of goodwill or intangible assets for fiscal 2010 or 2009.

As of April 30, 2010, future estimated amortization costs per year for the Company's existing intangible assets other than goodwill are estimated as follows (in thousands):

As of April 30, 2010:	Estimated Amortization Expense
Fiscal 2011	425
Fiscal 2012	5
Total	$430

Accrued Compensation and Benefits

Accrued compensation and benefits consist of the following (in thousands):

	As of April 30,	
	2010	2009
Accrued bonus	$ 5,264	$ 5,441
Accrued commissions	3,985	2,807
Accrued vacation	2,832	2,273
Accrued payroll taxes	727	667
Accrued ESPP	520	346
Other compensation and benefits	731	137
Total accrued compensation and benefits	$ 14,059	$ 11,671
Less accrued compensation and benefits, current portion	(13,633)	(11,671)
Accrued compensation and benefits, non-current	$ 426	$ —

Deferred Revenues

Deferred revenues consist of the following (in thousands):

	As of April 30,	
	2010	2009
Deferred product revenues	$ 10,757	$ 9,786
Deferred maintenance revenues	46,675	32,408
Deferred services revenues	3,479	2,854
Total deferred revenues	60,911	45,048
Less deferred revenues, current portion	(49,674)	(36,160)
Deferred revenues, non-current	$ 11,237	$ 8,888

5. Commitments and Contingencies

The Company and its subsidiaries operate from leased premises in the United States, Asia and Europe with lease periods expiring through fiscal 2018. In November 2009, the Company entered into a lease extension through May 2017, adding additional office space to the lease for its corporate headquarters. This lease agreement includes a rent escalation clause of 3% per annual lease term through expiration in May 2017. The Company recognizes expense for scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.

Future minimum lease payments under the Company's noncancelable operating leases as of April 30, 2010 are as follows (in thousands):

Fiscal Year Ending April 30:	Amount of Payments
2011	$ 3,354
2012	3,024
2013	3,045
2014	3,137
2015 and thereafter	10,273
Total future minimum lease payments	$22,833

Rent expense under all operating leases was approximately $3.6 million, $3.5 million and $3.0 million for fiscal 2010, 2009 and 2008, respectively.

From time to time, the Company is subject to various claims, complaints and legal actions in the normal course of business. The Company does not believe it is party to any currently pending litigation, the outcome of which will have a material adverse effect on its operations or financial position.

6. Indemnification and Warranties

The Company from time to time enters into certain types of contracts that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities and other claims arising from the Company's use of the applicable premises, (ii) the Company's bylaws, under which it must indemnify directors and executive officers, and may indemnify other officers and employees, for liabilities arising out of their relationship, (iii) contracts under which the Company must indemnify directors and certain officers for liabilities arising out of their relationship, (iv) contracts under which the Company may be required to indemnify customers or resellers against certain claims, including claims that a Company product infringes a patent, copyright or other intellectual property right, and (v) procurement, consulting, or license agreements under which the Company may be required to indemnify vendors, consultants or licensors for certain claims, including claims that may be brought against them arising from the Company's acts or omissions with respect to the supplied products or technology.

In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company's future business, operating results or financial condition. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors.

From time to time, the Company may receive indemnification claims in the normal course of business. The Company does not believe it is party to any currently pending claims the outcome of which will have a material adverse effect on its operations or financial position.

The Company generally provides a warranty for its products and services to its customers and accounts for its warranties under ASC 450-10. To date, the Company's product warranty expense has not been significant. Accordingly, the Company has not recorded a warranty reserve as of April 30, 2010 or April 30, 2009.

7. Stockholders' Equity

Common Stock

In February 2008, the Company completed an IPO of common stock in which it sold 6,000,000 shares of common stock, at an issue price of $9.00 per share. The Company raised a total of $54.0 million in gross proceeds from the IPO, or $45.9 million in net proceeds after deducting underwriting discounts of $3.8 million and offering expenses of $4.3 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 14,000,441 shares of common stock.

Preferred Stock

The Company's Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue at its discretion preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of such series' qualifications, limitations or restrictions. The Board of Directors also can increase or decrease the number of authorized shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Company's stockholders. There are 10,000,000 shares of undesignated preferred stock authorized, none of which were issued and outstanding as of April 30, 2010 and 2009.

Common Stock Reserved for Issuance

Number of shares of common stock reserved for future issuance is as follows:

	As of April 30, 2010
Options available for future grant under the 2007 Equity Incentive Plan	4,222,243
Options outstanding under the stock option plans	6,734,350
Shares reserved for future issuance under the 2007 Employee Stock Purchase Plan	1,068,798
Total shares reserved	12,025,391

Stock Plans

2007 Equity Incentive Plan. In November 2007, the Board of Directors and the Company's stockholders approved the 2007 Equity Incentive Plan, which became effective in February 2008. A total of 4,569,015 shares of the Company's common stock were originally authorized for future issuance under the 2007 Equity Incentive Plan, including shares that became available for grant upon the concurrent termination of the Company's 2002 Stock Plan. The number of shares available for grant and issuance under the 2007 Equity Incentive Plan will automatically increase on each January 1 of 2009 through 2012 by an amount equal to 4% of the Company's shares outstanding on the immediately preceding December 31, unless the Company's Board of Directors, in its discretion, determines to make a smaller increase. During fiscal 2009 and 2010, the Company registered 2,618,006 additional shares of the Company's common stock to be issuable under the 2007 Equity Incentive Plan. In addition, shares subject to outstanding grants under the Company's 2000 Stock Option Plan and the Company's 2002 Stock Plan that expire or are otherwise forfeited automatically roll into and are made available for issuance under the 2007 Equity Incentive Plan. As of April 30, 2010, since adoption of the 2007 Equity Incentive Plan, an aggregate of 914,499 of additional shares issued under the Company's 2000 Stock Option Plan and the Company's 2002 Stock Plan have become available for grant and issuance as a result of expiration, forfeitures or repurchases by the Company.

2007 Employee Stock Purchase Plan. In November 2007, the Board of Directors and the Company's stockholders approved the 2007 Employee Stock Purchase Plan, which became effective in February 2008. A total of 1,000,000 shares of the Company's common stock were originally authorized. The number of shares reserved for issuance under the Company's 2007 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first eight years commencing with 2009 by the number of shares equal to 1% of the Company's total outstanding shares as of the immediately preceding December 31 (rounded to the nearest whole share). The Board of Directors or its compensation committee may reduce the amount of the increase in any particular year. During fiscal 2009 and 2010, a total of 654,501 additional shares were registered for issuance under the ESPP.

Stock Plan Activity

A summary of the Company's stock option activity during fiscal 2010, 2009 and 2008, is as follows:

		Outstanding Options			
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
					(In thousands)
Options outstanding as of April 30, 2007	1,675,840	5,772,812	3.95	8.31	$31,003
Options authorized	4,000,000	—	—		
Options granted	(1,731,313)	1,731,313	9.78		
Options exercised	—	(402,260)	2.30		
Options canceled	414,820	(414,820)	6.10		
Shares repurchased	6,845	—			
Options outstanding as of April 30, 2008	4,366,192	6,687,045	5.43	7.89	15,142
Options authorized	1,260,416	—	—		
Options granted	(1,752,950)	1,752,950	7.73		
Options exercised	—	(852,793)	2.40		
Options canceled	646,206	(646,206)	8.42		
Shares repurchased	235	—			
Options outstanding as of April 30, 2009	4,520,099	6,940,996	6.10	7.30	62,464
Options authorized	1,357,590	—	—		
Options granted	(2,038,986)	2,038,986	20.44		
Options exercised	—	(1,862,092)	21.02		
Options canceled	383,540	(383,540)	12.71		
Options outstanding as of April 30, 2010	4,222,243	6,734,350	10.41	7.34	83,505
Vested and expected to vest as of April 30, 2010, net of anticipated forfeitures		5,865,619	10.41	7.34	72,733
Vested and exercisable as of April 30, 2010		3,466,228	6.08	6.29	58,001

The aggregate intrinsic values shown in the table above are equal to the difference between the per share exercise price of the underlying stock options and the fair value of the Company's common stock as of the respective dates in the table.

10-K

The following table summarizes additional information regarding outstanding options as of April 30, 2010:

	Options Outstanding		Options Vested and Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Exercise Price per Share
$0.12-0.80	633,177	3.72	633,177	$ 0.46
$4.00-5.98	688,745	6.56	486,030	4.13
$6.08-6.80	1,551,285	6.54	1,359,174	6.59
$7.17-8.95	1,064,397	7.95	406,407	8.24
$9.00-10.00	851,613	7.47	504,588	9.81
$11.08-17.65	259,917	9.05	17,742	12.14
$18.00-24.47	1,097,758	8.71	59,110	21.90
$24.49-28.15	587,458	9.64	—	—
Total	6,734,350	7.34	3,466,228	$ 6.08

Total intrinsic value of options exercised for fiscal 2010, 2009 and 2008 was $30.2 million, $6.6 million and $3.0 million, respectively, determined at the date of option exercise.

8. Stock-Based Compensation

During fiscal 2010, 2009 and 2008, the Company recorded stock-based compensation under ASC 718 as described below (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Stock-based compensation under ASC 718	$ 8,959	$5,117	$4,186
Stock-based compensation under prospective transition method for option awards granted prior to the adoption of ASC 718	—	19	91
Amortization of restricted stock awards in connection with the acquisition of Enira Technologies, LLC	—	34	404
Stock-based compensation under Employee Stock Purchase Plan	1,247	975	245
Total	$10,206	$6,145	$4,926

Accounting for Stock-Based Compensation

On May 1, 2006, the Company adopted ASC 718, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in stock-based payment transactions. The guidance requires the Company to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

The Company adopted ASC 718 using the prospective-transition method, which requires the application of the accounting standard as of May 1, 2006, the first day of fiscal 2007. The consolidated financial statements for fiscal 2010, 2009 and 2008, reflect the impact of the guidance. In accordance with the prospective-transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of ASC 718.

The Company used the Black-Scholes option pricing model to determine the fair value of option awards granted. The Black-Scholes model requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and assumptions as to volatility of the Company's stock over the term of the related options, the expected term of the options, the risk-free interest rate and the option forfeiture rate. These assumptions used in the pricing model are determined by the Company at each grant date. The expected volatility of options granted is determined using a combination of weighted-average measures of the peer group of companies of the implied volatility and the historical volatility for a period equal to the expected life of the option, and the

Company's historical volatility. The expected life of options has been determined considering the expected life of options granted by a group of peer companies and the average vesting and contractual term of the Company's options. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. As the Company has not paid and does not anticipate paying cash dividends on outstanding shares of common stock, the expected dividend yield is assumed to be zero. In addition, the guidance requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. The Company applies an estimated annual forfeiture rate of 5%, based on its historical forfeiture experience during the previous six years, in determining the expense recorded in its consolidated statement of operations. The forfeiture rate is graded and results in a weighted average effective forfeiture rate of 12.9%, 8.6%, and 5.5% for fiscal 2010, 2009, and 2008, respectively.

Cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those option exercises are classified as financing cash flows. For fiscal 2010 and 2009, the Company recorded excess tax benefits resulting from tax deductions in excess of the compensation cost recognized amounting to $8.3 million and $1.3 million, respectively. In connection with our adoption of ASC 718, we use the "with-and-without" approach described in EITF Topic No. D-32, *Intraperiod Tax Allocation of the tax effect of pre-tax income from continuing operations*, to determine the recognition and measurement of excess tax benefits. In addition, we have elected to account for indirect effects of stock-based awards on other tax attributes, such as research tax credits, through our statements of operations. Accordingly, we have elected to recognize excess tax benefits from the exercise of stock options in additional paid in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to us. The portion of the stock option tax benefits that will be recorded to equity when the Company reduces taxes payable is approximately $1.8 million. Pursuant to ASC 718, section SC4.14 titled "Net Operating Loss Carryforwards", the Company tracks the portion of its deferred tax assets related to tax benefits resulting from stock option deductions in a separate memo account. As of April 30, 2010, these amounts are not included in the Company's gross or net deferred tax assets.

Valuation and Expense Information

The weighted-average fair value calculations for options granted within the period are based on the following weighted-average assumptions set forth in the table below and assume no dividends will be paid. Options that were granted in prior periods are based on assumptions prevailing at the date of grant.

	Fiscal Year Ended April 30,		
	2010	2009	2008
Risk-free interest rate	2.41%	3.13%	4.22%
Expected volatility	57%	52%	55%
Expected life (years)	5.64	5.74	5.25

Based on these calculations, the weighted-average fair value per option granted to acquire a share of common stock was $11.00, $3.96 and $5.17 per share for fiscal 2010, 2009 and 2008, respectively. The compensation costs that have been included in the Company's results of operations for these stock-based compensation arrangements during fiscal 2010, 2009 and 2008, as a result of the Company's adoption of ASC 718, were as follows (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Cost of maintenance revenues	$ 445	$ 216	$ 106
Cost of services revenues	225	142	115
Stock based compensation expense included in cost of revenues	670	358	221
Operating expenses:			
Research and development	2,177	1,342	1,356
Sales and marketing	3,418	2,451	2,685
General and administrative	3,941	1,994	664
Stock based compensation expense included in operating expenses	9,536	5,787	4,705
Stock based compensation expense included in net income (loss)	$10,206	$6,145	$4,926

Because the amount of stock-based compensation associated with the Company's cost of products is not significant, no amounts have been capitalized for any of the periods presented.

On September 25, 2008, in connection with the impending retirement and resignation of the Company's former CEO, and in connection with his continued service as chairman of the Company's Board of Directors, the Company agreed to accelerate the vesting on certain of his existing stock option grants to the extent that he continues as the chairman of the Company's Board of Directors until September 30, 2009. On March 16, 2009, the Company's former CEO, then the chairman of the Company's Board of Directors, unexpectedly resigned as chairman and as a member of the Board of Directors due to a disability. In connection with his resignation, the Company agreed to extend the exercise term to one full year from standard post termination exercise terms of 30 day and 3 month terms on all stock option grants vested as of his resignation date. As of April 30, 2009, the Company recorded remaining and modified stock-based compensation expense attributable to this termination and modification of grants of approximately $36,000 for services provided through March 16, 2009.

As of April 30, 2010 and 2009 there was $21.1 million and $11.1 million, respectively, of total unrecognized stock based compensation expenses under ASC 718, net of estimated forfeitures, that the Company expects to recognize over the requisite service period. As of April 30, 2010 and 2009, total unrecognized stock based compensation expenses related to non-vested awards are expected to be recognized over a weighted-average period of 2.85 and 2.61 years, respectively. The total fair value of all shares vested during fiscal 2010 was $6.5 million.

During fiscal 2010, the Company granted 2,038,986 options. These options have exercise prices equal to the closing price of the Company's common stock as quoted on the NASDAQ on the day of grant (or the most recent trading day if the date of grant is not a NASDAQ trading day), with exercise prices ranging from $14.33 to $28.15 per share at a weighted-average per share price of $20.44.

Employee Stock Purchase Plan

In November 2007, the Board of Directors and the Company's stockholders approved the ESPP, which became effective in February 2008. A total of 1,654,501 shares of the Company's common stock have been reserved for issuance under the ESPP since inception, including the annual increases each January pursuant to its "evergreen" provision. Under the ESPP, employees may purchase shares of common stock at a price that is 85% of the lesser of the fair market value of the Company's common stock as of beginning or the end of each offering period. The ESPP provides for consecutive offering periods of six months each, except for the first such offering period which commenced on February 14, 2008 and ended on September 15, 2008.

During fiscal 2010 and 2009, 212,335 and 373,368 shares respectively were purchased under the ESPP at a weighted average purchase price per share of $9.77. Total cash proceeds from the purchase of shares under the ESPP were $3.0 million and $2.8 million, respectively. As of April 30, 2010 there was an aggregate of 1,068,798 shares of common stock available for issuance pursuant to future rights to acquire stock under the ESPP.

The ESPP is compensatory and results in compensation cost accounted for under ASC 718. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP. The weighted-average fair value calculations for rights to acquire stock under the ESPP within the period are based on the following weighted-average assumptions set forth in the table below, assuming no dividends will be paid, and based on assumptions prevailing as of the enrollment date of the offering period.

	Fiscal Year Ended April 30,		
	2010	2009	2008
Risk-free interest rate	0.32%	1.32%	2.11%
Expected volatility	70%	61%	53%
Expected life (years)	0.50	0.52	0.58

Based on these calculations, the weighted-average fair value per right to acquire shares of common stock was $6.10, $3.24 and $2.77 per share for fiscal 2010, 2009 and 2008, respectively. For fiscal year ended 2010, 2009 and 2008, the Company recorded stock-based compensation expense associated with its ESPP of $1.2 million, $1.0 million and $0.2 million, respectively. As of April 30, 2010 and 2009 there was $0.5 million and $0.4 million, respectively, of total unrecognized compensation expenses under ASC 718, net of expected forfeitures, related to common stock purchase rights that the Company expects to amortize over the remaining offering period ending September 15, 2010.

9. Segment Information

The Company operates in one industry segment selling security and compliance management solutions.

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company has determined that it operates in a single reportable segment.

The CEO evaluates performance based primarily on revenues in the geographic locations in which the Company operates. Revenues are attributable to geographic locations based on the ship-to location of the Company's customers. The Company's assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenues. As of April 30, 2010, 2009 and 2008, long-lived assets, which represent property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, located outside the Americas were immaterial and less than one percent of the total net assets as of these dates.

Total revenues by geographical region are based on the ship-to location and are as follows (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Total revenues by geography:			
United States:			
Products	$ 73,047	$ 58,189	$ 40,021
Maintenance	40,580	28,574	21,042
Services	15,967	12,897	7,280
Total	129,594	99,660	68,343
EMEA:			
Products	23,429	11,432	12,923
Maintenance	8,239	5,867	3,960
Services	2,082	2,110	1,564
Total	33,750	19,409	18,447
Asia Pacific:			
Products	4,983	4,422	3,553
Maintenance	2,336	1,872	1,305
Services	377	653	619
Total	7,696	6,947	5,477
Other Americas:			
Products	5,109	6,573	7,267
Maintenance	3,581	2,208	1,301
Services	1,654	1,371	710
Total	10,344	10,152	9,278
Total revenues	$181,384	$136,168	$101,545

10. Income Taxes

The Company's book income (loss) before provision (benefit)for income taxes is as follows (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Current:			
Federal	$18,011	$11,804	$(2,360)
Foreign	968	673	1,482
Total	$18,979	$12,477	$ (878)

The provision (benefit) for federal, state and foreign income tax expense on income from continuing operations consists of the following (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
Current:			
Federal	$ 7,201	$1,312	$ 150
State	1,608	731	185
Foreign	351	371	512
Total Current	9,160	2,414	847
Deferred:			
Federal	(12,025)	130	250
State	(6,385)	20	34
Foreign	(157)	—	—
Total Deferred	(18,567)	150	284
Total provision (benefit)	$ (9,407)	$2,564	$1,131

A reconciliation of income taxes at the statutory federal income tax rate of 35% for fiscal 2010 and 34% for fiscal years 2009 and 2008 to the income tax expense provision (benefit) included in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year Ended April 30,		
	2010	2009	2008
U.S. federal taxes (benefit) at statutory rate	$ 6,643	$ 4,242	$ (298)
State tax expense, net	(3,105)	482	122
Foreign taxes	—	1	512
Net operating losses not benefited (benefited)	(448)	(969)	(653)
Alternative minimum tax	—	—	149
Tax credits	(347)	(1,202)	—
Stock option expense	199	746	905
Meals and entertainment	181	131	101
Amortization of tax deductible goodwill	—	150	284
Change in valuation allowance	(12,344)	(725)	—
Other	(186)	(292)	9
Total provision (benefit)	$ (9,407)	$ 2,564	$1,131

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows (in thousands):

	As of April 30,	
	2010	2009
Deferred tax assets:		
Net operating losses	$ 1,577	$ 1,998
Research credits	1,651	2,352
Non-deductible reserves and accruals	2,030	1,403
Non-deductible stock-based compensation	8,312	6,516
Deferred revenues	4,950	3,097
Intangibles	806	492
Other	129	91
Total deferred tax assets	19,455	15,949
Deferred tax liabilities:		
Foreign earnings	(20)	(70)
Amortization of tax deductible goodwill	(562)	(434)
Total deferred tax liabilities	(582)	(504)
Valuation allowance	—	(15,879)
Net deferred tax assets (liabilities)	$18,873	$ (434)

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets for each jurisdiction. The Company considers all available evidence, both positive and negative, including historical levels of income in each jurisdiction, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If the Company determines it is more likely than not that some or all of its deferred tax assets will not be realized in the foreseeable future, the Company will consider the need for a valuation allowance. A change in the Company's assessment regarding the realization of its deferred tax assets will impact its effective tax rate in the period the Company revises its assessment and in subsequent periods.

As of April 30, 2010 and in accordance with ASC 740, the Company evaluated of its need of a valuation allowance based on historical evidence, trends in profitability and expectations of future taxable income, and determined that the majority of its valuation allowance was no longer necessary. As such, the Company released $18.6 million of the valuation allowance as an offset against all of our U.S. and state deferred tax assets resulting in a net benefit to our provision for income taxes.

The valuation allowance decreased by ($18.6) million, ($2.7) million, and ($0.3) million for the fiscal years ended April 30, 2010, 2009, and 2008, respectively. On February 20, 2009, California enacted new legislation, which, among other things, provides for the election of single factor apportionment formula beginning in 2011. The effect of the new legislation reduced the carrying value of our California deferred assets by approximately $0.4 million as of April 30, 2010.

As of April 30, 2010, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $3.4 million, which expire beginning in fiscal 2020 if not utilized. The Company also has California net operating loss carry-forwards of approximately $11.0 million which expire beginning in fiscal 2015. The Company also has federal and California research and development tax credits of $3.0 million and $4.2 million for the fiscal year ended April 30, 2010. The federal research credits will begin to expire in fiscal 2020, and the California research credits have no expiration date.

Pursuant to ASC 718, section SC4.14 titled "Net Operating Loss Carryforwards," the Company must tracks the portion of its deferred tax assets related to tax benefits resulting from stock option deductions in a separate memo account. Therefore, these amounts are no longer included in the Company's gross or net deferred tax assets. The portion of the stock option benefits that will be recorded to equity when the Company reduces taxes payable is approximately $1.8 million.

Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provision. Such an annual limitation could result in the expiration of the net operating loss before utilization. The Company has experienced annual limitations in its ability to utilize its net operating losses due to ownership changes. Our current annual limitation amounts to $1.3 million as of April 30, 2010.

During fiscal 2007 the Company acquired substantially all of the assets of Enira Technologies, LLC in a taxable asset acquisition. For tax purposes, the goodwill acquired in a taxable asset acquisition is amortized over a period of 15 years, while ASC 350 provides that goodwill cannot be amortized but must be analyzed annually for impairment. In accordance with ASC 740, a deferred tax liability must be recorded to account for this tax deductible temporary difference and such liability may not be used as a source of income to support deferred tax assets. The Company has, therefore, recorded a non-cash charge of $0.1 million during fiscal 2008 and a corresponding deferred tax liability on the balance sheet to establish deferred tax liabilities related to the tax deductible amortization of goodwill since June 2006.

The Company adopted ASC 740-10, "Accounting for Uncertainty in Income Taxes," on May 1, 2007. As of April 30, 2010, the liability for uncertain tax positions increased to $0.4 million. In addition, as of April 30, 2009, the Company recorded a $2.5 million reduction to deferred tax assets for unrecognized tax benefits. As of April 30, 2010, the unrecognized tax benefit of $2.5 million increased to $3.0 million.

The Company's total unrecognized tax benefit as of April 30, 2010, 2009 and 2008 was $3.4 million, $2.7 million and $2.1 million, respectively. For the year ended April 30, 2010 if the remaining balance of $3.4 million of unrecognized tax benefits were realized in a future period, it would result in a tax benefit and a reduction of the effective tax rate. For the years ended April 30, 2009 and 2008 without regard to the valuation allowance, if the balance of $2.7 million and $2.1 million, respectively, of unrecognized tax benefits would have been realized in a future period, it would have resulted in a tax benefit and a reduction of the effective tax rate. The Company does not expect any material changes to the amount of the unrecognized tax benefit associated with its uncertain tax positions within the next twelve months.

The following is a roll-forward of the total gross unrecognized tax benefit for fiscal 2010 (in thousands):

Balance as of May 1, 2007	$1,497
Tax positions related to current year:	
Additions for current year items	615
Balance as of May 1, 2008	$2,112
Tax positions related to current year:	
Additions for current year items	543
Additions for prior year items	96
Reductions for prior year items	(57)
Balance as of April 30, 2009	2,694
Tax positions related to current year:	
Additions for current year items	671
Additions for prior year items	24
Reductions for prior year items	(22)
Balance as of April 30, 2010	$3,367

The Company files income tax returns in the U.S. federal jurisdiction, California and various state and foreign tax jurisdictions in which we have a subsidiary or branch operation. During the fourth quarter of fiscal 2010 the IRS notified the Company of its intent to audit fiscal years 2007 to 2009. The IRS will also make a determination regarding R&D tax credit carryforwards from calendar 2000 through April 30, 2009. Tax years 2001 to 2009 remain open to examination by state tax authorities, and the tax years 2005 to 2009 remain open to examination by the foreign tax authorities.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of April 30, 2010, 2009, and 2008 the Company had approximately $44,000, $37,000 and $23,000, respectively, of accrued interest or penalties associated with unrecognized tax benefits.

11. Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pretax basis, up to 100% of their annual compensation, but not to exceed a maximum contribution pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the plan for any of the periods presented. Administrative expenses relating to the plan are insignificant.


10-K

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on the aforementioned evaluation, our chief executive officer and chief financial officer have concluded that as of April 30, 2010, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 30, 2010 based on the guidelines established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, our management has concluded that our internal control over financial reporting was effective as of April 30, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of April 30, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ArcSight, Inc.

We have audited ArcSight Inc.'s internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ArcSight Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ArcSight, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ArcSight, Inc. as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2010 of ArcSight, Inc. and our report dated July 9, 2010 expressed an unqualified opinion thereon.



Ernst & Young LLP

San Jose, California
July 9, 2010

10-K

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our chief executive officer and chief financial officer did not identify any changes in our internal control over financial reporting during our fiscal fourth quarter ended April 30, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Except as set forth below, the information required by this item is incorporated by reference to our Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2010.

We maintain a Code of Business Conduct and Ethics that incorporates our code of ethics applicable to all employees, including all officers. Our Code of Business Conduct and Ethics is published on the Investor Relations section of our website at www.arcsight.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to our Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2010.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to Item 403 of Regulation S-K regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2010. For the information required by this item with respect to Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans, see "Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to our Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2010.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to our Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended April 30, 2010.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements:* The financial statements filed as part of this Annual Report on Form 10-K are listed on the index to financial statements on page 55.

(2) No Financial Statement Schedules were required to be filed as part of this report because the required information is not present or is not present in amounts sufficient to require submission of the schedules or because the information required is included in the Consolidated Financial Statements or Notes thereto.

(b) *Exhibits.* The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, on July 9, 2010, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCSIGHT, INC.

By: /s/ Thomas J. Reilly
Thomas J. Reilly
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Stewart Grierson
Stewart Grierson
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas J. Reilly and Stewart Grierson as his attorneys-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Reilly Thomas J. Reilly	President, Chief Executive Officer and Director (Principal Executive Officer)	July 9, 2010
/s/ Stewart Grierson Stewart Grierson	Chief Financial Officer (Principal Financial and Accounting Officer)	July 9, 2010
/s/ Sandra Bergeron Sandra Bergeron	Director	July 9, 2010
/s/ William P. Crowell William P. Crowell	Director	July 9, 2010
/s/ E. Stanton McKee, Jr. E. Stanton McKee, Jr.	Director	July 9, 2010
/s/ Craig Ramsey Craig Ramsey	Director	July 9, 2010
/s/ Scott A. Ryles Scott A. Ryles	Director	July 9, 2010
/s/ Ted Schlein Ted Schlein	Director	July 9, 2010
/s/ Roger Siboni Roger Siboni	Director	July 9, 2010
/s/ Ernest von Simson Ernest von Simson	Director	July 9, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit	Filing Date	Provided Herewith
3.1	Restated Certificate of Incorporation of ArcSight, Inc., as currently in effect.	S-1/A	333-145974	3.2	11/23/07	
3.2	Amended and Restated Bylaws of ArcSight, Inc., as currently in effect.	S-1/A	333-145974	3.4	11/23/07	
4.1	Form of ArcSight, Inc. common stock certificate.	S-1/A	333-145974	4.1	11/23/07	
4.2	Amended and Restated Investors' Rights Agreement, dated as of October 24, 2002, between ArcSight, Inc. and certain security holders of ArcSight, Inc.	S-1/A	333-145974	4.2	9/11/07	
10.1	Form of Indemnity Agreement entered into between ArcSight, Inc. and its directors and executive officers.	S-1/A	333-145974	10.1	10/29/07	
10.2	2000 Stock Incentive Plan.	S-1/A	333-145974	10.2	9/11/07	
10.3	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2000 Stock Incentive Plan.	S-1/A	333-145974	10.3	9/11/07	
10.4	2002 Stock Plan, as amended.	S-1/A	333-145974	10.4	9/11/07	
10.5	Forms of Stock Option Agreement and Stock Option Exercise Agreement under the 2002 Stock Plan.	S-1/A	333-145974	10.5	9/11/07	
10.6	2007 Equity Incentive Plan.	S-1/A	333-145974	10.6	11/23/07	
10.7	Form of Stock Option Agreement, Stock Option Exercise Agreement, Restricted Stock Agreement, Restricted Stock Units Award Agreement, Stock Appreciation Right Award Agreement, Performance Shares Award Agreement and Stock Bonus Award Agreement under the 2007 Equity Incentive Plan.	S-1/A	333-145974	10.7	11/23/07	
10.8	2007 Employee Stock Purchase Plan.	S-1/A	333-145974	10.8	11/23/07	
10.9	Form of Subscription Agreement under the 2007 Employee Stock Purchase Plan.	S-1/A	333-145974	10.9	11/23/07	
10.10	Offer Letter, dated June 1, 2000, between ArcSight, Inc. and Hugh S. Njemanze.	S-1/A	333-145974	10.11	9/20/07	
10.11	Offer Letter, dated January 24, 2003, between ArcSight, Inc. and Stewart Grierson, as amended.	S-1/A	333-145974	10.12	11/23/07	
10.12	Offer Letter, dated October 5, 2006, between ArcSight, Inc. and Thomas Reilly, as amended.	S-1/A	333-145974	10.14	11/23/07	
10.13	Fiscal Year 2011 Management Bonus Plan					X
10.14	Sales Commission Plan — FY 2011 (Kevin P. Mosher).					X
10.15	Lease Agreement, dated April 24, 2007, between ArcSight, Inc. and ECI Two Results LLC.	S-1/A	333-145974	10.17	9/11/07	
10.16	First Amendment to Lease, dated November 18, 2009, between ArcSight, Inc. and ECI Two Results LLC.	10-Q	001-33923	10.01	12/9/09	
10.17	Oracle PartnerNetwork Embedded Software License Distribution Agreement, dated May 31, 2009, as amended, between ArcSight, Inc. and Oracle USA, Inc.†	10-K	001-33923	10.16	7/9/09	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Provided Herewith
21.1	Subsidiaries of ArcSight, Inc.					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
31.01	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
31.02	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
32.01	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X
32.02	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X

† Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934, as amended.

* This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that ArcSight, Inc. specifically incorporates it by reference.

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